     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2004

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM F-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
             (Exact name of Registrant as Specified in its Charter)

             CAYMAN ISLANDS                                7371                                NOT APPLICABLE
    (State or Other Jurisdiction of            (Primary Standard Industrial                   (I.R.S. Employer
     Incorporation or Organization)            Classification Code Number)                 Identification Number)

                             ---------------------
                       NO. 1 INTELLIGENT OFFICE BUILDING
                               NO. 690 BIBO ROAD
                      ZHANGJIANG MICRO-ELECTRONICS HARBOR
                                PUDONG NEW AREA
                                SHANGHAI 201203
                                     CHINA
                          TELEPHONE: (86-21) 5050-4740
 (Address and Telephone Number, Including Area Code, of Registrant's Principal
                               Executive Offices)
                             ---------------------
                             CT CORPORATION SYSTEM
                         111 EIGHTH AVENUE, 13TH FLOOR
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8940
                             ---------------------
                                   COPIES TO:

              HOWARD ZHANG                        DAVID J. JOHNSON, JR.                       WILLIAM Y. CHUA
         O'MELVENY & MYERS LLP                    O'MELVENY & MYERS LLP                   SULLIVAN & CROMWELL LLP
    SUITE 3120, CHINA WORLD TOWER I               400 SOUTH HOPE STREET                          28TH FLOOR
       1 JIAN GUO MEN WAI AVENUE                       LOS ANGELES                       NINE QUEEN'S ROAD CENTRAL
             BEIJING 100004                       CALIFORNIA 90071-2899                          HONG KONG
                 CHINA                                    U.S.A.                                   CHINA
            86-10-6505-0920                            213-430-6000                            852-2826-8688

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                     AGGREGATE OFFERING       AMOUNT OF
               SECURITIES TO BE REGISTERED(1)                    PRICE(2)(3)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------
Ordinary Shares, par value US$0.01 per share................    US$200,000,000         US$25,340
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) American depositary shares evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby have been registered pursuant to a separate registration statement on Form F-6 filed
    with the Commission on         , 2004 (File No.         ). Each American
    depositary share represents         ordinary shares.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) Includes (a) ordinary shares represented by         American depositary
    shares that are issuable upon the exercise of the underwriters' option to purchase additional shares and (b) all ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public. The ordinary shares are not being registered for the purpose of sales outside the United States.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  Subject To Completion. Dated April 2, 2004.
                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                                  American Depositary Shares
                                  Representing
                                       Ordinary Shares

     This is an initial public offering of American depositary shares, or ADSs, of Shanda Interactive Entertainment Limited, or Shanda. Shanda is offering
          ADSs, and the selling shareholders disclosed in this prospectus are
offering an additional           ADSs. Each ADS represents           ordinary
shares, par value US$0.01 per share. The ADSs are evidenced by American depositary receipts, or ADRs.

     Prior to this offering, there has been no public market for the ADSs or the shares. We currently estimate that the initial public offering price per ADS
will be between US$          and US$          . Application has been made for
quotation of the ADSs on The Nasdaq National Market under the symbol "SNDA".

     See "Risk Factors" beginning on page 11 to read about risks you should consider before buying the ADSs.

                             ----------------------

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              PER ADS      TOTAL
                                                              -------   ------------
Initial public offering price...............................  US$       US$
Underwriting discount.......................................  US$       US$
Proceeds, before expenses, to Shanda........................  US$       US$
Proceeds, before expenses, to the selling shareholders......  US$       US$

     The underwriters have an option to purchase up to an additional
ADSs from Shanda and the selling shareholders at the initial public offering price less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver ADSs evidenced by the ADRs against
payment in U.S. dollars in New York, New York on           , 2004.

                          GOLDMAN SACHS (ASIA) L.L.C.

BEAR, STEARNS & CO. INC.
         CLSA/CIBC WORLD MARKETS
                   THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
                            PIPER JAFFRAY

                             ----------------------

                       Prospectus dated           , 2004.

                                   [ARTWORK]

     In connection with this offering, Goldman Sachs (Asia) L.L.C. or any person acting for it may overallot or effect transactions with a view to supporting the market price of the ADSs at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there is no obligation on Goldman Sachs (Asia) L.L.C. or its agent to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

     This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2003, which was RMB8.2767 to US$1.00. We make no representation that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On March 31, 2004, the noon buying rate was RMB8.2770 to US$1.00.

                   CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

     Unless we indicate otherwise, all information in this prospectus reflects the following:

     - no exercise by the underwriters of their option to purchase up to
                 additional ADSs representing           ordinary shares;

     - conversion of all outstanding preferred shares to ordinary shares upon the closing of this offering;

     Except where the context otherwise requires and for purposes of this prospectus only;

     - "we," "us," "our company" and "our" refer to Shanda Interactive Entertainment Limited, its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our PRC-incorporated affiliates, including Shanghai Shanda Networking Co., Ltd., or Shanda Networking;

     - in certain instances, Shanda Networking is referred to as "Shanghai Shanda Internet Development Co., Ltd.", which is an alternative English translation of its Chinese name;

     - "China" or "PRC" refers to the People's Republic of China, excluding Taiwan, Hong Kong and Macau; and

     - all references to "RMB" or "Renminbi" are to the legal currency of China and all references to "U.S. dollars," "dollars" and "US$" are to the legal currency of the United States.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk Factors", before deciding whether to buy our ADSs.

                                  OUR BUSINESS

     We are the largest operator of online games in China in terms of estimated 2003 game revenues according to International Data Corporation, or IDC, a leading market research firm. We offer a portfolio of online games that users play over the Internet. The games that we operate are licensed to us by third parties as well as developed by us in-house. The games we offer include The Legend of Mir II, or Mir II, which is the most popular online game in China according to users surveyed by IDC, and The World of Legend, or Woool, which is the first online game that we developed in-house. In the first quarter of 2004, our commercially launched games had approximately 1.4 million peak concurrent users and 931,570 average concurrent users, which refer to the highest number and average number, respectively, of users playing our games at the same time during that period.

     We operate both massively multiplayer online games, including massively multiplayer online role-playing games, or MMORPGs, and casual online games. The interactive and group oriented nature of our games creates a strong sense of community among users, and the large size of our user base contributes to user loyalty and helps to attract new users.

     - Our MMORPGs allow thousands of users to interact with one another in a virtual world by assuming ongoing roles or characters with different features. The games are continuous, and players accumulate features and communicate with one another through instant messaging. Because MMORPGs require a significant amount of time to master, they tend to have a high degree of user stickiness, which means that users tend to spend longer amounts of time playing these games than using other Internet applications.

     - Our casual games are less complex and time consuming than MMORPGs, but attract a broader range of users as well as more home users. Our casual games include BNB, which was the highest ranked casual game in IDC's survey of the top 10 most popular online games in China for 2003.

     According to the same survey, three of the five games that we currently commercially operate, Mir II, Woool and BNB, ranked among the top five most popular online games in China for 2003, ranking first, fourth and fifth, respectively. The survey was conducted by IDC through the Internet, traditional media and mobile phones in connection with its research report "China Online Gaming Market Analysis 2003-2008". Over 173,000 participants responded to IDC's survey. We expect to launch six additional games in 2004, including four MMORPGs and two casual games.

     We believe that the popularity of the online games that we operate is attributable to our operational infrastructure and the services we offer that enhance our users' game playing experience, in addition to our games' quality or features. In particular:

     - We maintain a dedicated product management team for each of our games, which forms operational plans, coordinates internal resources, and manages the online game's virtual community on an hour-by-hour basis;

     - We have both in-house development capabilities as well as localization experience for licensed games. After launching our first in-house developed game, Woool, which has become our second most important game in terms of revenues, we launched another in-house developed game, The Sign, for open beta testing in February 2004. Of the six new online games that we plan to commercially launch in 2004, four will be in-house developed and two will be licensed;

     - We have built a nationwide distribution and payment network in China. We estimate that our network reaches over 317,000 retail points of sale throughout China, over 40% of which are Internet cafes, which are the primary venue for users to play online games in China;

     - We are developing a centralized Internet cafe communications and management system to link various Internet cafes in our distribution network, which would permit us to provide better information to the Internet cafes about our games, promotions and events, and allow us to gather more data from the Internet cafes;

     - Our nationwide server network in China consists of approximately 9,500 servers with the capacity to accommodate approximately 3.3 million concurrent online users; and

     - We have an extensive customer service system, which includes a 24-hour call center.

     Our principal source of revenue is the fees paid by users to play our online games. Our users generally purchase pre-paid game cards, which are sold in both virtual and physical form, to obtain access codes and passwords that can be used to add value to their accounts. We offer our users two purchase options: hourly usage for a price per hour from RMB0.28 (US$0.03) to RMB0.55 (US$0.07), and unlimited access for a period of time, generally from two days to 30 days, for a price from RMB5 (US$0.60) to RMB45 (US$5.44) depending on the game. The usage and price options differ among our various games. In the first quarter of 2004, excluding BNB, we had 11.2 million active paying accounts for our games, which refers to the number of user accounts from which pre-paid playtime was used during that quarter. Users of our casual game, BNB, can play the game without any payment, but they must purchase "game points" from us in order to acquire premium features in the game that enhance users' experience, such as advanced weapons or equipment for game characters. The two most significant factors that affect our MMORPG online games revenues are:

     - the total number of hours that users play our games (which equals the average concurrent users for a given period multiplied by the number of hours in that period) and

     - our average revenue per user-hour.

     We have experienced significant revenue and earnings growth since the commercial launch of our first online game in November 2001.

     - Our net revenues increased by 83.9% to RMB600.0 million (US$72.5 million) in 2003 from RMB326.2 million in 2002.

     - Our net income increased by 95.9% to RMB272.9 million (US$33.0 million) in 2003 from RMB139.3 million in 2002.

In December 2003, we were ranked number two by Deloitte Touche Tohmatsu, or DTT, in its survey of the 250 highest growth technology companies in the Asia-Pacific region. This survey ranked Asia-Pacific based technology companies selected by DTT and meeting minimum operating history and earnings requirements, according to their revenue growth from 2000 to 2002.

     In addition, we believe that our large user base and the frequency of pageviews of our game websites also provide an opportunity for us to generate advertising revenues. We initially intend to sell banner advertising on the web pages that provide information on the features of our games, rather than on pages in the game environment.

     In 2003, our total net cash receipts were RMB705.2 million (US$85.2 million), which includes direct expenditures by our users for playtime that was not used during the period, and accordingly was not reflected in our net revenues. Our total net cash receipts reflect spending by users for our games during the period, net of sales discounts, which currently equals 23% and 14% of the face value of our pre-paid game cards, that we give to our e-sales distributors and offline distributors.

                                  OUR INDUSTRY

     According to IDC estimates dated December 2003, online game direct expenditures in China (including subscription and usage fees, but not including Internet connection charges, telecommunications charges or purchase of associated software or materials) was US$159 million in 2003, and will reach US$810 million in 2007.

     The online games industry has reached a relatively sizeable scale in China only in the last two years. We believe that this growth is attributable to the growing popularity of the Internet as an attractive source of entertainment, particularly for young people in China, over other forms of media which are predominantly state-owned. In addition, unlike offline games where software is generally made available on a disk or cartridge, software piracy generally does not pose a serious threat to the online games industry. The high degree of user loyalty, relatively low user entry cost and convenience of play for users and China's strong Internet cafe culture have also contributed to the growth of the online games industry in China.

     We believe that infrastructure factors, including growth of Internet usage and increases in personal computer penetration and broadband adoption, as well as related recent government support for the industry, will continue to drive the growth of the online games market in China. We also believe that advances in game development technologies and the increase in locally developed games will make available more content that is tailored to local tastes in China. While online games today are predominantly played over personal computers, the potential emergence of other platforms, such as online game consoles, could significantly advance the penetration of online games in households in China.

                      OUR CORPORATE HISTORY AND STRUCTURE

     We are currently 74.9% owned by Skyline Media Limited, or Skyline Media, a company whose sole shareholders are Tianqiao Chen, our chairman and chief executive officer, Danian Chen, our senior vice president, and Qianqian Luo, one of our directors. SB Asia Infrastructure Fund L.P., a private equity fund that focuses on the technology and telecommunications sectors and that is affiliated with SOFTBANK Corporation, with investment by Cisco Systems, Inc., owns the remaining 25.1% of our company.

     Our business was founded in December 1999 when Tianqiao Chen and Danian Chen established Shanghai Shanda Networking Co., Ltd, or Shanda Networking. In November 2001, we commercially launched Mir II, our first online game. In July 2002, we established a holding company, Shanda Holdings Limited, or Shanda BVI, in the British Virgin Islands. In March 2003, we restructured our operations in connection with the venture capital investment in us by SB Asia Infrastructure Fund L.P. As part of this restructuring, we established Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, a wholly owned subsidiary of Shanda BVI in China, which acquired substantially all of Shanda Networking's operating assets.

     In November 2003, we established a new holding company, Shanda Interactive Entertainment Limited, in the Cayman Islands. In December 2003, the shareholders of Shanda BVI exchanged all of their shares of Shanda BVI for shares of Shanda Interactive Entertainment Limited. Following this share exchange, and assuming the conversion of all of our convertible redeemable preferred shares into our ordinary shares upon completion of this offering and as adjusted to reflect the sale of the ADSs offered in this offering, Skyline Media and SB Asia
Infrastructure Fund L.P. will beneficially own      % and      % of our company,
respectively.

     As a result of PRC legal considerations, we operate our online game business in China through Shanda Networking, a company wholly owned by Tianqiao Chen and Danian Chen, both of whom are PRC citizens. In order to comply with PRC regulations, Shanda Networking holds the licenses and approvals that are required to operate our online games business in China. We have entered into a series of contractual arrangements with Shanda Networking and its shareholders, including contracts relating to the transfer of assets, the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters. As a result of these contractual arrangements, which provide us with the substantial ability to control Shanda Networking, we are considered the primary beneficiary of Shanda Networking and accordingly we consolidate Shanda Networking's results in our financial statements. For a description of these contractual arrangements, see "Our Corporate Structure" and "Related Party Transactions."

                                  OUR OFFICES

     Our principal executive office is located at No. 1 Intelligent Office Building, No. 690 Bibo Road, Zhangjiang Micro-Electronics Harbor, Pudong New Area, Shanghai 201203, China, and our telephone number is (86-21) 5050-4740. Our website address is www.shanda.com.cn. The information on our website is not a part of this prospectus.

                                  THE OFFERING

     The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price................   US$          per ADS.

ADSs offered by Shanda........             ADSs

ADSs offered by the selling
shareholders..................             ADSs

ADSs outstanding after this
offering......................             ADSs

Ordinary shares outstanding
after this offering...........             ordinary shares

ADS to ordinary share ratio...   1:

Nasdaq National Market
symbol........................   "SNDA"

The ADSs......................   Each ADS represents           ordinary shares,
                                 par value US$0.01 per share. The ADSs will be evidenced by American depositary receipts, or ADRs.

                                 - The depositary will be the holder of the
                                   shares underlying your ADSs and you will have rights as provided in the deposit agreement.

                                 - Although we do not expect to pay dividends in
                                   the foreseeable future, in the event we
                                   declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

                                 - You may turn in your ADSs to the depositary
                                   in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

                                 - We may amend or terminate the deposit
                                   agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

                                 You should carefully read the section in this prospectus entitled "Description of American Depositary Shares" to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary....................   The Bank of New York

Option to purchase additional
ADSs..........................   We and the selling shareholders have granted to
                                 the underwriters an option, exercisable within
                                 30 days from the date of this prospectus, to
                                 purchase up to an additional           ADSs.

Timing and settlement for
ADSs..........................   The ADSs are expected to be delivered against
                                 payment on           , 2004. The ADRs
                                 evidencing the ADSs will be
                                 deposited with a custodian for, and registered in the name of a nominee of, The Depository
                                 Trust Company, or DTC, in New York, New York.
                                 In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Use of proceeds...............   Our net proceeds from this offering are
                                 expected to be approximately US$
                                 million, assuming an initial public offering
                                 price per ADS of US$          , the mid-point
                                 of the estimated public offering price range.
                                 We anticipate using approximately US$90 million
                                 for the enhancement of our existing business
                                 and operations, approximately US$60 million for
                                 acquisitions or investments in businesses,
                                 products or technologies that we believe are
                                 complementary to our existing business, and the
                                 balance of the net proceeds, or US$          ,
                                 for general corporate purposes.

                                 We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Risk factors..................   See "Risk Factors" and other information
                                 included in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

            SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

     The following summary consolidated financial information has been derived from our consolidated financial statements. Our statements of operations and comprehensive income for the years ended December 31, 2001, 2002 and 2003 and our balance sheets as of December 31, 2001, 2002 and 2003 have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent accountants. The report of PricewaterhouseCoopers on those financial statements is included elsewhere in this prospectus. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP, reflect our recent reorganization and have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                      2001       2002            2003
                                                     -------   --------   ------------------
                                                       RMB       RMB        RMB      US$(1)
                                                       (IN THOUSANDS, EXCEPT FOR SHARE AND
                                                                 PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS AND
  COMPREHENSIVE INCOME DATA:
Revenues...........................................    4,842    344,523    633,410    76,529
Business tax and related surcharges................     (290)   (18,302)   (33,430)   (4,039)
                                                     -------   --------   --------   -------
Net revenues.......................................    4,552    326,221    599,980    72,490
Cost of services...................................   (1,970)  (122,081)  (233,701)  (28,236)
                                                     -------   --------   --------   -------
Gross profit.......................................    2,582    204,140    366,279    44,254
Operating expenses.................................   (8,917)   (41,516)  (153,106)  (18,498)
                                                     -------   --------   --------   -------
Income (loss) from operations......................   (6,335)   162,624    213,173    25,756
Interest income and investment income..............      205      1,112     13,531     1,635
Other income (expense), net........................      (18)    (1,371)    61,152     7,388
                                                     -------   --------   --------   -------
Income (loss) before minority interests, income tax
  benefits (expenses) and extraordinary gain.......   (6,148)   162,365    287,856    34,779
Income tax benefits (expenses).....................       87    (23,077)   (18,647)   (2,253)
                                                     -------   --------   --------   -------
Net income.........................................    3,236    139,288    272,850    32,966
EARNINGS PER SHARE DATA:
Accretion for preferred shares.....................       --         --    (24,963)   (3,016)
Cumulative dividends to holders of preferred
  shares...........................................       --         --    (16,181)   (1,955)
Net income attributable to ordinary shareholders...    3,236    139,288    231,706    27,995
Earnings per share, basic..........................     0.03       1.39       2.48      0.30
Earnings per share, diluted........................     0.03       1.39       2.16      0.26
Earnings per ADS(2), basic.........................
Earnings per ADS(2), diluted.......................

                                                               AS OF DECEMBER 31,
                                                     ---------------------------------------
                                                      2001       2002            2003
                                                     -------   --------   ------------------
                                                       RMB       RMB        RMB      US$(1)
                                                       (IN THOUSANDS, EXCEPT FOR SHARE AND
                                                                 PER SHARE DATA)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents..........................    7,791    177,040    598,922    72,362
Working capital(3).................................    1,841     99,080    459,445    55,510
Total assets.......................................   16,300    404,695    928,978   112,240
Total liabilities..................................    9,353    258,629    303,661    36,689
Minority interests.................................       --         --      2,716       328
Total shareholders' equity.........................    6,947    146,066    622,601    75,223

                                                        AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------
                                                        2001(11)         2002            2003
                                                       -----------   ------------   --------------
                                                                       (UNAUDITED)
SELECTED OPERATING DATA:(4)(5)
Registered accounts(6)...............................  1.9 million   88.0 million   236.0 million
Peak concurrent users(7).............................       72,035        627,276       1,185,844
Average concurrent users(8)..........................       43,736        278,186         683,917
Peak concurrent users for MMORPGs(9).................       72,035        627,276         863,805
Average concurrent users for MMORPGs(9)..............       43,736        278,186         425,413
Average revenue per user-hour for MMORPGs(9)(10).....      RMB0.12        RMB0.14         RMB0.17

---------------
 (1) Translations of RMB amounts into U.S. dollars were made at a rate of RMB8.2767 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.
 (2) Each ADS represents         ordinary shares.
 (3) Working capital represents total current assets less total current liabilities.
 (4) Unaudited selected operating data have been derived from our operating records.
 (5) Except for registered accounts, all selected operating data only include data with respect to our commercially launched games.
 (6) Registered accounts includes all accounts that have been registered with us by our users since we began our operations, and includes accounts that are not active paying accounts. Users must register an account for each game that they play, and the same user may have multiple accounts for a single game.
 (7) In measuring peak concurrent users, we determine the number of users logged on to our commercially launched games at one minute intervals and then average that data every five minutes. The highest among the average data for each five minute interval during a particular period is the number of peak concurrent users for that period.
 (8) In measuring average concurrent users, we determine the number of users logged on to one of our commercially launched games at one minute intervals, then average that data over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period.
 (9) Includes only MMORPGs, as we do not charge for BNB, our most popular casual game, based on users' consumption of play time. BNB users can play the game without any payment, but they are encouraged to purchase "game points", which can be used to acquire premium features that enhance the users' experience. We began to commercially offer casual games in 2003.
(10) Average revenue per user-hour for all our online games, including casual games, was RMB0.10 in 2003 compared to RMB0.14 in 2002. Average revenue per user-hour for a period is the revenue for that period divided by the total number of user-hours in that period. The total number of user-hours for a period is equal to the average concurrent users for that period multiplied by the number of hours in that period.
(11) Includes data from the period following the commercial launch of our first online game on November 28, 2001.

                                  RISK FACTORS

     You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

WE ARE SUBSTANTIALLY DEPENDENT ON TWO ONLINE GAMES, WHICH ACCOUNTED FOR APPROXIMATELY 87.5% OF OUR REVENUES IN THE FIRST QUARTER OF 2004.

     Historically, we depended on The Legend of Mir II, or Mir II, which is an online game we license from a third party, for substantially all of our net revenues. On October 8, 2003, we commercially launched The World of Legend, or Woool, which is an online game we developed in-house. In the first quarter of 2004, we derived approximately 56.7% and 30.8% of our revenues from Mir II and Woool, respectively. We expect to continue to derive a substantial majority of our net revenues from Mir II and Woool for at least 2004. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

     - any reduction in the Mir II or Woool user base or any decrease in their popularity in the China market due to intensifying competition or other factors;

     - failure by us to make improvements, updates or enhancements to Woool in a timely manner; or

     - any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to Mir II or Woool.

IF WE ARE UNABLE TO MAINTAIN THE OPERATION OF THE ONLINE GAMES THAT WE LICENSE OR TO CONSISTENTLY LICENSE OR DEVELOP ADDITIONAL SUCCESSFUL ONLINE GAMES, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE MATERIALLY AND ADVERSELY AFFECTED.

     We derive the majority of our net revenues from online games that we license from third parties. In the first quarter of 2004, we derived approximately 67.8% of our revenues from licensed online games. If any of these licenses are terminated or not renewed at an acceptable cost or at all, or if we are unable to obtain from the licensor of any of our licensed games the technical support necessary for the satisfactory operation of these games, our financial condition and results of operations may be materially and adversely affected.

     In order to maintain our long-term profitability and financial and operational success, we must continually license or develop new online games that are attractive to our users to replace our existing online games as they reach the end of their useful economic life, which we believe is typically four to five years for successful online games or two to three years for most other online games. Our ability to license successful online games will depend on their availability at an acceptable cost, our ability to compete effectively to attract the licensors of these games, and our ability to obtain government approvals required for licensing and operation of these games. Moreover, the success of our internally developed games will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences. In addition, developing games internally requires substantial initial investment prior to commercial launch of the games as well as a significant commitment of future resources. We cannot assure you that the games we develop or license will be attractive to users, will be viewed by the regulatory authorities as complying with content restrictions, will be launched as scheduled or will be able to compete with games operated by our competitors. If we are not able to consistently license or develop online games with continuing appeal to users, our future profitability and growth prospects will decline.

OUR LICENSE TO OPERATE MIR II IN CHINA IS CURRENTLY SUBJECT TO AN ARBITRATION PROCEEDING. IF WE LOSE IN THIS ARBITRATION, WE MAY NO LONGER BE ABLE TO OPERATE MIR II, WHICH ACCOUNTED FOR APPROXIMATELY 56.7% OF OUR REVENUES IN THE FIRST QUARTER OF 2004, AND MAY BE REQUIRED TO PAY ADDITIONAL ROYALTY FEES AND AN UNSPECIFIED AMOUNT OF DAMAGES.

     We initiated an arbitration in Singapore on July 3, 2003 under the auspices of the International Chamber of Commerce, or the ICC, against Actoz Soft Co., Ltd., or Actoz, and Wemade Entertainment Co., Ltd., or Wemade, which are two online games developers based in Korea. We commenced the arbitration in order to resolve certain disputes relating to our license to operate Mir II in China, or the Mir II license. We settled our disputes with Actoz pursuant to a settlement agreement and an amendment agreement entered into on August 19, 2003, and requested the discontinuation of the arbitration. The amendment agreement with Actoz, among other things, extended the Mir II license for at least two years.

     Wemade has, however, objected to our request for discontinuation of the arbitration, has filed counterclaims against us and has filed cross-claims against Actoz. In addition, Wemade has requested an injunction against our use of the Mir II software and payment of royalty fees and an unspecified amount of damages. We have appointed Allen & Gledhill, a Singapore law firm, to act on our behalf with respect to this arbitration.

     On January 9, 2004, the ICC appointed a sole arbitrator to determine the dispute. Determination of a dispute and publication of an ICC award typically takes approximately 6 to 12 months from the date of appointment of the arbitrator. If the arbitrator determines that Wemade validly terminated the Mir II license and that the settlement agreement and the amendment agreement are not binding with respect to Wemade, or that the Mir II license has expired, we may no longer be able to operate Mir II, which accounted for approximately 56.7% of our revenues in the first quarter of 2004. In addition, we may have to pay additional royalties or an unspecified amount of damages. Any lapse in our right to operate Mir II in China, as well as any additional royalties or damages we may be required to pay as a result of the arbitrator's decision, may have a material adverse effect on our business, financial condition and results of operations.

     For a more complete description of this arbitration see "Business -- Legal Proceedings".

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, WHICH MAY FORCE US TO INCUR SUBSTANTIAL LEGAL EXPENSES AND, IF DETERMINED ADVERSELY AGAINST US, MAY MATERIALLY DISRUPT OUR BUSINESS. IN PARTICULAR, WE ARE CURRENTLY SUBJECT TO COPYRIGHT INFRINGEMENT AND UNFAIR COMPETITION CLAIMS BY WEMADE WITH RESPECT TO THE WOOOL SOFTWARE, WHICH IF DETERMINED ADVERSELY AGAINST US, COULD CAUSE US TO STOP OPERATING WOOOL, WHICH IN THE FIRST QUARTER OF 2004 ACCOUNTED FOR APPROXIMATELY 30.8% OF OUR REVENUES.

     We cannot be certain that our online games do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially disrupt the conduct of our business.

     On October 8, 2003, Wemade filed claims against us in the Beijing First Intermediate People's Court, or the Beijing Court, with respect to our operation of Woool. Wemade has alleged, among other things, that Woool copied Mir II and elements of the Legend of Mir III, which is another online game that Wemade developed, thereby infringing Wemade's copyrights in these games. In addition, Wemade has alleged that our operation of Woool violates the PRC Anti-Unfair Competition Law. In particular, Wemade has alleged that the Chinese name for Woool, which includes two characters from the Chinese name for Mir II, misleads users and that we previously encouraged users to switch from Mir II to Woool by permitting the transfer of game characters developed in Mir II to Woool. Wemade has requested the Beijing Court to, among other things, order us to stop our operation of Woool, and to pay its legal fees and related costs incurred in connection with this litigation. We have appointed Beijing East Intellectual Property Law Firm, or East IP, a PRC law firm, to represent us with respect to this litigation.

     If a court determines that we have breached Wemade's copyright, we may no longer be able to operate Woool, which accounted for approximately 30.8% of our revenues in the first quarter of 2004. We may also have to pay legal fees and related costs, which could be significant. In addition, if a court determines that we have violated the PRC Anti-Unfair Competition Law, we may be required to modify certain aspects of Woool, including its name. Any lapse in our right to operate Woool in China, or any modifications to the game itself, as a result of this litigation, may have a material adverse effect on our business, financial condition and results of operations.

WE FACE SIGNIFICANT COMPETITION WHICH COULD REDUCE OUR MARKET SHARE AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The online games market in China is increasingly competitive. We expect more companies to enter into the online games industry in China and a wider range of online games to be introduced to the China market. As the online games industry in China is relatively new and constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than we have. In addition, increased competition in the online games industry in China could make it difficult for us to retain existing users and attract new users, and could reduce the average number of hours played by our users or cause us to reduce our fee rates. If we are unable to compete effectively in the online games market in China, our business, financial condition and results of operations could be materially and adversely affected.

RAPID TECHNOLOGICAL CHANGE MAY LIMIT OUR ABILITY TO RECOVER GAME DEVELOPMENT COSTS.

     The online games industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games and assess their market acceptance. New technologies in online game programming or operations could render Woool or the online games that we are developing or expect to develop in the future obsolete or unattractive to users, thereby limiting our ability to recover development costs and potentially adversely affecting our future profitability and growth prospects.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGIES, WHICH WOULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We are pursuing a number of growth strategies, including leveraging our user base to develop additional sources of revenues, as well as exploring opportunities to expand into online entertainment offered over other media platforms, such as game consoles. Some of these strategies relate to new services or products for which there are no established markets in China, or relate to services or products in which we lack experience and expertise. We cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenue and profitability will not grow as we expect, and our competitiveness may be materially and adversely affected.

THERE ARE RISKS ASSOCIATED WITH OUR BUSINESS STRATEGY CONTEMPLATING GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES.

     As a component of our growth strategy, we intend to continue to enhance our business development, including our game content offerings, by acquiring other businesses that complement our current online business or that we believe may benefit us in terms of user base or product or content offering, and by entering into strategic joint ventures with selected industry players. However, our ability to grow through such acquisitions and joint ventures will depend on the availability of suitable acquisition candidates at an acceptable cost or at all, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, the availability of financing to complete larger acquisitions or joint ventures as well as our ability to obtain any required governmental approvals. We lack experience in identifying, financing and completing large acquisition or joint venture transactions. In addition, the benefits of an acquisition or joint venture transaction may take considerable time to develop and we cannot assure you that any particular acquisition or joint venture will produce the intended benefits. Moreover, the identification and completion of these transactions may require us to expend significant management and other resources.

WE DEPEND ON OUR KEY PERSONNEL AND OUR BUSINESS AND GROWTH PROSPECTS MAY BE SEVERELY DISRUPTED IF WE LOSE THEIR SERVICES.

     Our future success is heavily dependent upon the continued service of our key executives and other key employees. In particular, we rely on the expertise and experience of Tianqiao Chen and Danian Chen, our founders, controlling shareholders and executive officers, in our business operations, and rely on their personal relationships with our other significant shareholder, employees, the relevant regulatory authorities, our game and service suppliers and Shanda Networking. We also rely on a number of key technology officers and staff for the development and operation of our online games. In addition, as we expect to focus increasingly on the development of our own online games, we will need to continue attracting and retaining skilled and experienced online game developers to maintain our competitiveness.

     If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to easily replace them and may incur additional expenses to recruit and train new personnel, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. Furthermore, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure you that we will be able to attract or retain the key personnel that we will need to achieve our business objectives. Furthermore, we do not maintain key-man life insurance for any of our key personnel.

UNAUTHORIZED USE OF OUR INTELLECTUAL PROPERTY BY THIRD PARTIES, AND THE EXPENSES INCURRED IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS, MAY ADVERSELY AFFECT OUR BUSINESS.

     We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may adversely affect our business and reputation.

     We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use the intellectual property used in our business without authorization. For example, we discovered that the server-end software of Mir II was unlawfully released into the China market in September 2002. The software leak enabled unauthorized third parties to set up local server networks to operate Mir II, which we believe diverts a significant number of users of our most popular online game from us. We have incurred and may continue to incur considerable costs to remedy the software leak and protect our rights against the unauthorized server networks.

     The validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

UNDETECTED PROGRAMMING ERRORS OR DEFECTS IN OUR GAMES AND THE PROLIFERATION OF CHEATING PROGRAMS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Our games may contain undetected programming errors or other defects. In addition, parties unrelated to us may develop Internet cheating programs that enable our users to acquire superior features for their game characters that they would not have otherwise. Furthermore, certain cheating programs could cause the loss of a character's superior features acquired by a user. The occurrence of undetected errors or defects in our games, and our failure to discover and disable cheating programs affecting the fairness of our game environment, could disrupt our operations, damage our reputation and detract from the game experience of our users. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations.

UNEXPECTED NETWORK INTERRUPTIONS, SECURITY BREACHES OR COMPUTER VIRUS ATTACKS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. All of the game servers operating two of our games, BNB and Tactical Commanders, and all of the servers handling log in, billing and data back-up matters for us are hosted and maintained by third party service providers in Shanghai. We do not maintain full backup for our server network hardware. Major risks involved in such network infrastructure include:

     - any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware; and

     - any disruption or failure in the national backbone network, which would prevent our users outside Shanghai from logging on to any of our games or playing the games for which the game servers are all located in Shanghai.

     In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our games or deterioration in the quality of access to our games could reduce our users' satisfaction. In addition, any security breach caused by hackings, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

ANY FAILURE TO MAINTAIN A STABLE AND EFFICIENT DISTRIBUTION AND PAYMENT NETWORK COULD HAVE A MATERIAL AND ADVERSE IMPACT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Online payment systems in China are in a developmental stage and are not as widely available or acceptable to consumers in China as in the United States. As a result, we rely heavily on a multi-layer distribution and payment network composed of third party distributors for our sales to, and collection of payment from, our users. We do not have long-term agreements with any of our distributors, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution and payment network, our business, financial condition and results of operations could be materially and adversely affected.

THE LIMITED USE OF PERSONAL COMPUTERS IN CHINA AND THE RELATIVELY HIGH COST OF INTERNET ACCESS WITH RESPECT TO PER CAPITA GROSS DOMESTIC PRODUCT MAY LIMIT THE DEVELOPMENT OF THE INTERNET IN CHINA AND IMPEDE OUR GROWTH.

     Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access remains relatively high in comparison to the average per capita income in China. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of users that play our online games.

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAY MAKE IT DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS, AND OUR LIMITED RESOURCES MAY AFFECT OUR ABILITY TO MANAGE THE GROWTH WE EXPECT TO ACHIEVE.

     Our business was established in December 1999, and initially focused on investments relating to the development and operation of an online virtual community. In November 2001, we began commercially operating MMORPGs, which are now our primary source of revenues. In addition, we have recently expanded our business focus from game operations to game development. Furthermore, our senior management and employees have worked together at our company for only a relatively short period of time. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects. In addition, China's online games business is still in the developmental stage. Our future revenues and profits are substantially dependent upon the growth in the acceptance and use of fee-based online games in China. The use of and interest in fee-based online games is a recent phenomenon in China, and we cannot assure you that this acceptance and use will continue to develop or that a sufficiently broad base of consumers will accept, and continue to use, fee-based online games.

     Our growth to date has placed, and our anticipated further expansion of our operations will continue to place, a significant strain on our management, systems, and resources. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

THE DISCONTINUATION OF ANY OF THE PREFERENTIAL TAX TREATMENTS OR THE FINANCIAL INCENTIVES CURRENTLY AVAILABLE TO US IN THE PRC COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Certain of our PRC companies, including Shengqu and Shanda Networking, enjoy preferential tax treatments, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. Our PRC subsidiary, Shengqu, and Shanda Networking benefit from a 15% preferential income tax rate. In addition, Shengqu has been granted an income tax exemption for 2003 and 2004, to be followed by a three year tax holiday during which it will be subject to a 7.5% preferential income tax rate. As a result of these preferential tax treatments, our effective income tax rate for 2003 was 6%. Shengqu must continue to meet a number of financial and non-financial criteria to qualify for its current tax exemption and future tax holidays.

     In 2003, we also received aggregate financial incentives of RMB17.9 million (US$2.2 million) and RMB45.0 million (US$5.4 million), which were calculated with reference to business tax and income tax, respectively, that we previously paid. These financial incentives have been granted by the municipal government and, in accordance with municipal policies, have a fixed term of 3 years with respect to financial incentives granted with reference to revenues on which we pay business tax and 8 years for financial incentives granted with reference to taxable income on which we pay income tax. Eligibility for the financial incentives we receive requires that we continue to meet a number of financial and non-financial criteria to continue to qualify for these financial incentives and our continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. If we had not received these financial incentives in 2003, our net income would have been RMB219.4 million, a decrease of 19.6% from the reported amount. Because the receipt of the financial incentives are subject to periodic time lags and inconsistent municipal government practice on payment times, for so long as we continue to receive these financial incentives, our net income in a particular quarter may be higher or lower relative to other quarters based on the potentially uneven receipt by us of these financial incentives in addition to any business or operating related factors we may otherwise experience.

     We cannot assure you that we will continue to enjoy these preferential tax treatments or financial incentives in the future. The discontinuation of these preferential tax treatments or financial incentives could materially and adversely affect our business, financial condition and results of operations.

WE MAY BECOME A PASSIVE FOREIGN INVESTMENT COMPANY, WHICH COULD RESULT IN ADVERSE U.S. TAX CONSEQUENCES TO U.S. INVESTORS.

     Based upon the nature of our business activities, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure you that we will not be a PFIC for 2004 or any future taxable year. For more information on PFICs, see "Taxation -- United States Federal Income Taxation -- U.S. Holders -- Anti-Deferral Rules -- Passive Foreign Investment Company Status".

WE HAVE LIMITED BUSINESS INSURANCE COVERAGE IN CHINA.

     The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of resources.

ANY FUTURE OUTBREAK OF SEVERE ACUTE RESPIRATORY SYNDROME IN CHINA, OR SIMILAR ADVERSE PUBLIC HEALTH DEVELOPMENTS, MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS OPERATIONS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in Guangdong province of the PRC, in January 2004. A new outbreak of SARS may result in health or other government authorities requiring the closure of Internet cafes, which is where many users access our online games, or of our offices. Such closures would severely disrupt our business and operations and have a material adverse effect on our financial condition and results of operations. During the period from early May to mid June in 2003, many Internet cafes in China were closed by the PRC government to prevent transmission of SARS, and average concurrent users of Mir II, our most popular game, in May 2003 were approximately 23% lower than in April 2003. Any recurrence of the SARS outbreak, or a development of a similar health hazard in China, may deter people from congregating in public places, including Internet cafes, and would significantly reduce our level of concurrent users and materially and adversely affect our revenues and profitability.

RISKS RELATING TO REGULATION OF THE INTERNET AND TO OUR STRUCTURE

IF THE PRC GOVERNMENT FINDS THAT THE AGREEMENTS THAT ESTABLISH THE STRUCTURE FOR OPERATING OUR CHINA BUSINESS DO NOT COMPLY WITH PRC GOVERNMENT RESTRICTIONS ON FOREIGN INVESTMENT IN THE ONLINE GAMES INDUSTRY, WE COULD BE SUBJECT TO SEVERE PENALTIES.

     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games, to 50%. In addition, foreign and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China. We are a Cayman Islands company and we conduct our operations solely in China through Shengqu, our indirectly wholly owned subsidiary. We and Shengqu are foreign or foreign invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games. In order to comply with foreign ownership restrictions, we operate our online games business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our senior vice president, both of whom are PRC citizens. Shanda Networking holds the licenses and approvals that are required to operate our online games business and Shengqu owns the substantial majority of physical assets required to operate our business. We have entered into a series of contractual arrangements with Shanda Networking, pursuant to which we provide services, software licenses and equipment to Shanda Networking in exchange for fees, and we have undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. In addition, we have entered into agreements with Shanda Networking and its shareholders that provide us with the substantial ability to control Shanda Networking. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and accordingly we consolidate Shanda Networking's results in our financial statements. For a description of these contractual arrangements, see "Our Corporate Structure" and "Related Party Transactions".

     In the opinion of Grandall Legal Group (Shanghai), our PRC legal counsel,
(1) the ownership structures of our company, Shengqu and Shanda Networking, both currently and after giving effect to this offering, are in compliance with existing PRC laws and regulations; (2) our contractual arrangements with Shanda Networking and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shengqu and Shanda Networking, as described in this prospectus, are in compliance with existing PRC laws and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel.

     If we, Shengqu or Shanda Networking are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

     - revoking Shengqu's or Shanda Networking's business and operating licenses;

     - discontinuing or restricting our, Shengqu's or Shanda Networking's operations;

     - imposing conditions or requirements with which we, Shengqu or Shanda Networking may not be able to comply;

     - requiring us, Shengqu or Shanda Networking to restructure the relevant ownership structure or operations;

     - restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China; or

     - taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

     Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.

OUR CONTRACTUAL ARRANGEMENTS WITH SHANDA NETWORKING AND ITS SHAREHOLDERS MAY NOT BE AS EFFECTIVE IN PROVIDING OPERATIONAL CONTROL AS DIRECT OWNERSHIP. IN ADDITION, THESE ARRANGEMENTS MAY BE DIFFICULT TO ENFORCE, CREATE A DOUBLE LAYER OF TAXATION AND MAY BE SUBJECT TO SCRUTINY BY THE PRC TAX AUTHORITIES.

     We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with Shanda Networking and its shareholders that provide us with the substantial ability to control Shanda Networking. Although we have been advised by Grandall Legal Group (Shanghai), our PRC legal counsel, that these contractual arrangements are valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Shanda Networking as direct ownership. For example, Shanda Networking could refuse to pay the service fees due under the contractual arrangements or otherwise breach the contractual arrangements.

     These contractual arrangement are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If Shanda Networking fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. The legal environment in the PRC is not, however, as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

     Moreover, our corporate structure and arrangements with Shanda Networking result in the 5% PRC business tax being levied on both Shanda Networking's revenues derived from its operations in China and Shengqu's revenues derived from its contractual arrangements with Shanda Networking.

     We also could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with Shanda Networking were not entered into based on arm's length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm's length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by Shanda Networking, which could adversely affect us by:

     - increasing Shanda Networking's tax liability without reducing Shengqu's tax liability, which could further result in late payment fees and other penalties to Shanda Networking for under-paid taxes; or

     - limiting Shengqu's ability to maintain preferential tax treatments and financial incentives, which if the transfer pricing adjustment is significant, could result in Shengqu failing to qualify for those preferential tax treatments and financial incentives.

WE RELY PRINCIPALLY ON DIVIDENDS AND OTHER DISTRIBUTIONS ON EQUITY PAID BY OUR WHOLLY-OWNED OPERATING SUBSIDIARY TO FUND ANY CASH AND FINANCING REQUIREMENTS WE MAY HAVE.

     We are a holding company, and we rely principally on dividends and other distributions on equity paid by Shengqu for our cash requirements, including the funds necessary to service any debt we may incur, or financing we may need for operations other than through Shengqu. If Shengqu incurs debt on its own behalf in the future, the instruments governing the debt may restrict Shengqu's ability to pay dividends or make other distributions to the intermediate holding company and thus to us. In addition, we generate substantially all of our revenues through contractual arrangements with Shanda Networking. However, PRC tax authorities may require us to amend these contractual arrangements in a manner that would materially and adversely affect Shengqu's ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by Shengqu only out of its net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, Shengqu is also required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

THE LAWS AND REGULATIONS GOVERNING THE ONLINE GAMES INDUSTRY IN CHINA ARE DEVELOPING AND SUBJECT TO FUTURE CHANGES. IF SHANDA NETWORKING FAILS TO OBTAIN OR MAINTAIN ALL APPLICABLE PERMITS AND APPROVALS, OUR BUSINESS AND OPERATIONS WOULD BE MATERIALLY AND ADVERSELY AFFECTED.

     The Internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the Ministry of Information Industry, the State Administration of Industry and Commerce, the State Press and Publication Administration, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and online games industries.

     Shanda Networking is required to obtain applicable permits or approvals from different regulatory authorities in order to provide its services. For example, an Internet content provider, or ICP, must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online games operator must also obtain a license from the Ministry of Culture and a license from the State Press and Publication Administration in order to distribute games through the Internet. If Shanda Networking fails to obtain or maintain any of the required permits or approvals, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations. Any such disruption in Shanda Networking's business operations would materially and adversely affect our financial condition and results of operations.

     As the online games industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online games industry. For example, we may be required to obtain an inter-regional ICP license in order to operate online games in multiple provinces, autonomous regions and centrally administered municipalities. We are in the process of applying for an inter-regional ICP license, and do not believe that while our application is pending, the regulatory authorities will take any action against us. However, we cannot assure you that we will obtain this license or that the regulatory authority will not take any action against us. While we believe that, with the exception of the inter-regional ICP license, we are in compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

THE PRC GOVERNMENT MAY PREVENT US FROM DISTRIBUTING, AND WE MAY BE SUBJECT TO LIABILITY FOR, CONTENT THAT IT BELIEVES IS INAPPROPRIATE.

     China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The Ministry of Information Industry, the State Press and Publication Administration and the Ministry of Culture recently promulgated new regulations which prohibit games from being distributed through the Internet if they contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets.

     If any games Shanda Networking offers or will offer through its networks were deemed to violate any of such content restrictions, it would not be able to continue such offerings and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of its license for operating online games, which would materially and adversely affect our business, financial condition and results of operations.

     We may also be subject to potential liability for unlawful actions of our users or for content we distribute that is deemed inappropriate. Furthermore, we may be required to delete content that clearly violates the laws of the PRC and report content that we suspect may violate PRC law. It may be difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our games in China.

THE PRC GOVERNMENT HAS ANNOUNCED ITS INTENTION, AND HAS BEGUN, TO INTENSIFY ITS REGULATION OF INTERNET CAFES, WHICH ARE CURRENTLY THE PRIMARY VENUE FOR OUR USERS TO PLAY ONLINE GAMES. INTENSIFIED GOVERNMENT REGULATION OF INTERNET CAFES COULD RESTRICT OUR ABILITY TO MAINTAIN OR INCREASE OUR REVENUES AND EXPAND OUR CUSTOMER BASE.

     In April 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government's policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. Recently, the State Administration of Industry and Commerce, one of the government agencies in charge of Internet cafe licensing, issued a notice suspending the issuance of new Internet cafe licenses. It is unclear when this suspension will be lifted, if at all. So long as Internet cafes are the primary venue for our users to play online games, any reduction in the number, or any slowdown in the growth, of Internet cafes in China could limit our ability to maintain or increase our revenues and expand our customer base, thereby reducing our profitability and growth prospects.

RISKS RELATING TO THE PEOPLE'S REPUBLIC OF CHINA

     Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

THE PRC'S ECONOMIC, POLITICAL AND SOCIAL CONDITIONS, AS WELL AS GOVERNMENT POLICIES, COULD AFFECT OUR BUSINESS.

     The PRC economy differs from the economies of most developed countries in many respects, including amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

     The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

THE PRC LEGAL SYSTEM EMBODIES UNCERTAINTIES WHICH COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE TO YOU AND US.

     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 25 years has significantly enhanced the protections afforded to various forms of foreign investment in mainland China. Our PRC operating subsidiary, Shengqu, is a WFOE, which is an enterprise incorporated in mainland China and wholly-owned by foreign investors. Shengqu is subject to laws and regulations applicable to foreign investment in mainland China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

RESTRICTIONS ON CURRENCY EXCHANGE MAY LIMIT OUR ABILITY TO UTILIZE OUR REVENUES EFFECTIVELY.

     Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the "current account", which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account", which includes foreign direct investment and loans.

     Currently, Shengqu may purchase foreign exchange for settlement of "current account transactions", including payment of dividends to us and payment of license fees to foreign game licensors, without the approval of the State Administration for Foreign Exchange. Shengqu may also retain foreign exchange in its current account, subject to a ceiling approved by the State Administration for Foreign Exchange, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

     Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

     Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance Shengqu by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the State Administration for Foreign Exchange, and if we finance Shengqu by means of capital contributions, those capital contributions must be approved by the Ministry of Commerce. Our ability to use the U.S. dollar proceeds of this offering to finance our business activities conducted through Shengqu will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance Shanda Networking or its subsidiaries' operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

FLUCTUATIONS IN EXCHANGE RATES COULD RESULT IN FOREIGN CURRENCY EXCHANGE LOSSES.

     Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Japanese yen. Fluctuations in exchange rates, primarily those involving the U.S. dollar and the Japanese yen, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars and Japanese yen.

RISKS RELATED TO THIS OFFERING

AN ACTIVE TRADING MARKET FOR OUR ORDINARY SHARES OR ADSS MAY NOT DEVELOP AND THE TRADING PRICE FOR OUR ADSS MAY FLUCTUATE SIGNIFICANTLY.

     Prior to this offering, there has been no public market for our ADSs or ordinary shares underlying the ADSs. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be adversely affected. Our ADSs have been approved for quotation on The Nasdaq Stock Market's National Market. We can provide no assurances that a liquid public market for our ADSs will develop.

     The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the price at which the ADSs are traded after this offering will not decline below the initial public offering price.

     In addition, The Nasdaq Stock Market's National Market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. As a result, investors in our securities may experience a decrease in the value of their ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

THE SALE OR AVAILABILITY FOR SALE OF SUBSTANTIAL AMOUNTS OF OUR ADSS COULD ADVERSELY AFFECT THEIR MARKET PRICE.

     Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

     There will be           ordinary shares (equivalent to           ADSs)
outstanding immediately after this offering, or           ordinary shares
(equivalent to           ADSs) if the underwriters exercise their option to
purchase additional ADSs in full. In addition, as of April 1, 2004, there were outstanding options to purchase 11,791,632 ordinary shares, including options to purchase 2,214,450 ordinary shares that are immediately exercisable. All of the ADSs sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The ordinary shares outstanding prior to this offering (assuming the conversion of all outstanding preferred shares into ordinary shares and the exercise of all outstanding options to acquire ordinary shares) are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. However, in connection with our sale of preferred shares in March 2003, we granted the purchaser of those shares the right to cause us to register for resale the ordinary shares into which such preferred shares will convert upon the closing of this offering. Therefore, that purchaser will be able to sell its ordinary shares into the market, subject to, among other things, limitations on minimum size of the registered offering, timing of the offering and other matters, without resort to, or availability of, an exemption from registration.

     In connection with this offering, we, our controlling shareholder, the holder of our convertible preferred shares and our directors and executive officers who have received options to purchase our ordinary shares have agreed
not to sell any of our ordinary shares or ADSs for      days after the date of
this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by these shareholders or the availability of these securities for future sale will have on the market price of our ADSs.

WE ARE CONTROLLED BY A SMALL GROUP OF OUR EXISTING SHAREHOLDERS, WHOSE INTERESTS MAY DIFFER FROM OTHER SHAREHOLDERS, AND WE ARE EXEMPT FROM SOME NASDAQ CORPORATE GOVERNANCE REQUIREMENTS.

     Our two shareholders currently beneficially own substantially all of the outstanding ordinary shares (assuming the conversion of all outstanding preferred shares into ordinary shares and the exercise of all outstanding options to acquire ordinary shares), and following this offering will
beneficially own approximately      % of our outstanding ordinary shares, or
     % if the underwriters exercise their option to purchase additional ADSs in full. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

     In addition, we are a "controlled company" as defined under Nasdaq Marketplace Rule 4350(c)(5) because one of our shareholders owns more than 50% of our outstanding ordinary shares. As a result, for so long as we remain a controlled company as defined in that rule, we are exempt from, and you are not provided with the benefits of, some of the Nasdaq corporate governance requirements, including that

     - a majority of our board of directors must be independent directors;

     - the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

     - our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

As a result our independent directors will not have as much influence over our corporate policy as they would if we were not a controlled company.

BECAUSE THE INITIAL PUBLIC OFFERING PRICE IS SUBSTANTIALLY HIGHER THAN THE PRO FORMA NET TANGIBLE BOOK VALUE PER SHARE, YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of
approximately US$          per ADS (assuming the conversion of all outstanding
preferred shares into ordinary shares and no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma net
tangible book value per ADS as of           , after giving effect to this
offering and the assumed initial public offering price per share of
US$          per share (the mid-point of the estimated offering price range set forth on the front cover page of this prospectus). In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of stock options. Substantially all of the ordinary shares issuable upon the exercise of currently outstanding stock options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering.

ANTI-TAKEOVER PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS MAY DISCOURAGE OUR ACQUISITION BY A THIRD PARTY, WHICH COULD LIMIT YOUR OPPORTUNITY TO SELL YOUR SHARES AT A PREMIUM.

     Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

     - provisions that restrict the ability of our shareholders to call meetings; and

     - provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares, including ordinary shares represented by ADSs.

     These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

WE ARE A CAYMAN ISLANDS COMPANY AND, BECAUSE THE RIGHTS OF SHAREHOLDERS UNDER CAYMAN ISLANDS LAW DIFFER FROM THOSE UNDER U.S. LAW, YOU MAY HAVE DIFFICULTY PROTECTING YOUR SHAREHOLDER RIGHTS.

     We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, a majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or executive officers.

     Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

     The Cayman Islands courts are also unlikely:

     - to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

     - to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

     There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

     As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

WE HAVE NOT DETERMINED A SPECIFIC USE FOR A PORTION OF THE NET PROCEEDS FROM THIS OFFERING AND WE MAY USE THESE PROCEEDS IN WAYS WITH WHICH YOU MAY NOT AGREE.

     We have not determined a specific use for a portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

THE VOTING RIGHTS OF HOLDERS OF ADSS ARE LIMITED BY THE TERMS OF THE DEPOSIT AGREEMENT.

     A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

YOU MAY NOT BE ABLE TO PARTICIPATE IN RIGHTS OFFERINGS AND MAY EXPERIENCE DILUTION OF YOUR HOLDINGS.

     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell such undistributed rights to third parties in this situation. We can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

     If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "estimate", "plan", "believe", "is/are likely to" or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

     - our goals and strategies;

     - our future business development, financial condition and results of operations;

     - projected revenues, profits, earnings and other estimated financial information;

     - expected changes in our margins and certain cost or expense items as a percentage of our net revenues;

     - our plans to expand and diversify our sources of revenues;

     - our plans to launch new in-house developed games and license additional games from third parties, including the timing of any such launches or licenses;

     - the development of other delivery platforms for online games, including online game consoles;

     - competition in the PRC online games industry;

     - the outcome of ongoing, or any future, litigation or arbitration;

     - the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet; and

     - PRC governmental policies relating to the Internet and Internet content providers.

     These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors could cause our actual results to be materially different from our expectations are generally set forth in the "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this prospectus.

     This prospectus also contains data related to the online games market and the Internet. These market data include projections that are based on a number of assumptions. The online games market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of the online games industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

     The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

                            OUR CORPORATE STRUCTURE

     We are currently 74.9% owned by Skyline Media, a company whose sole shareholders are Tianqiao Chen, our chairman and chief executive officer, Danian Chen, our senior vice president, and Qianqian Luo, one of our directors. SB Asia Infrastructure Fund L.P., a private equity fund that focuses on the technology and telecommunications sectors and that is affiliated with SOFTBANK Corporation, with investment by Cisco Systems, Inc., owns the remaining 25.1% of our company.

     Our business was founded in December 1999 when Tianqiao Chen and Danian Chen established Shanda Networking. In July 2002, we established a holding company, Shanda Holdings Limited, or Shanda BVI, in the British Virgin Islands. In March 2003, we restructured our operations in connection with an investment by SB Asia Infrastructure Fund L.P. As part of this restructuring, we established Shengqu, a wholly owned subsidiary of Shanda BVI in China, which acquired substantially all of Shanda Networking's operating assets. In November 2003, we established a new holding company, Shanda Interactive Entertainment Limited, in the Cayman Islands, and in December 2003, the shareholders of Shanda BVI exchanged all of their shares of Shanda BVI for shares of Shanda Interactive Entertainment Limited.

     The following diagram illustrates our corporate and share ownership structure after giving effect to this offering, and assuming that: (1) all of our outstanding preferred shares are converted into ordinary shares upon completion of this offering and (2) the underwriters do not exercise their option to purchase additional ADSs:


                   [CORPORATE AND OWNERSHIP STRUCTURE CHART]


---------------
(1) Skyline Media Limited is 100% owned by Skyline Capital International Limited, which is in turn 40% owned by Tianqiao Chen through Shanda Media Limited, a company wholly owned by him, 30% owned by Danian Chen through Shanda Investment International Limited, a company wholly owned by him, and 30% owned by Qianqian Luo through Fortune Capital Holdings Enterprise Limited, a company wholly owned by her.

(2) Shanda Networking holds majority interests in a number of subsidiary companies established in the PRC. Although we consolidate our results of operations with those of Shanda Networking and its subsidiaries, we do not own these entities. Shanda Networking's ownership interests in its subsidiaries are set forth in the table on page 31.

     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games, to 50%. In addition, foreign and foreign invested enterprises are currently not able to apply for the licenses required to operate online games in China. We are a Cayman Islands exempted company and we conduct our operations solely in China through Shengqu, our indirectly wholly owned subsidiary. We and Shengqu are foreign or foreign invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games. In order to comply with foreign ownership restrictions, we operate our online games business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our senior vice president, both of whom are

PRC citizens. Shanda Networking holds the licenses and approvals that are required to operate our online games business, and Shengqu owns the substantial majority of physical assets. Shengqu has entered into a series of contractual arrangements with Shanda Networking and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and accordingly we consolidate Shanda Networking's results of operations in our financial statements.

     Pursuant to our contractual arrangements with Shanda Networking, we provide services, software licenses and equipment to Shanda Networking in exchange for fees. The principal service, software license and equipment lease agreements that we have entered into with Shanda Networking are:

     - an amended and restated equipment leasing agreement, pursuant to which Shanda Networking leases a substantial majority of its operating assets from Shengqu;

     - an amended and restated technical support agreement, pursuant to which Shengqu provides technical support for Shanda Networking's operations;

     - an amended and restated technology licensing agreement, pursuant to which Shengqu licenses certain billing technology to Shanda Networking;

     - software license agreements, pursuant to which Shengqu licenses certain software to Shanda Networking; and

     - an amended and restated strategic consulting agreement, pursuant to which Shengqu provides strategic consulting services to Shanda Networking.

     In addition, we have entered into agreements with Shanda Networking and its shareholders that provide us with the substantial ability to control Shanda Networking. Pursuant to these contractual arrangements:

     - the shareholders of Shanda Networking have granted an irrevocable proxy to individuals designated by Shengqu to exercise the right to appoint directors, the general manager and other senior management of Shanda Networking;

     - Shanda Networking will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without our prior written consent;

     - Shanda Networking will not distribute any dividend;

     - Shengqu may purchase the entire equity interest in, or all the assets of, Shanda Networking for a purchase price of the lower of RMB10 million or the lowest price permitted under PRC law when and if such purchase is permitted by PRC law or the current shareholders of Shanda Networking cease to be directors or employees of Shanda Networking;

     - the shareholders of Shanda Networking have pledged their equity interest in Shanda Networking to Shengqu to secure the payment obligations of Shanda Networking under all of the agreements between Shanda Networking and Shengqu; and

     - the shareholders of Shanda Networking will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in Shanda Networking without the prior written consent of Shengqu.

     Each of Shengqu's contractual arrangements with Shanda Networking and its shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors.

     In the opinion of Grandall Legal Group (Shanghai), our PRC legal counsel,
(1) the ownership structures of our company, Shengqu and Shanda Networking, both currently and after giving effect to this offering, are in compliance with existing PRC laws and regulations, (2) our contractual arrangements with Shanda Networking and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shengqu and Shanda Networking, as described in this prospectus, are in compliance with existing PRC laws and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online games industry, we could be subject to severe penalties.

     The following table sets forth the subsidiaries of Shanda Networking. Although we consolidate our results of operations with those of Shanda Networking and its subsidiaries, we do not own Shanda Networking or its subsidiaries.

                                           SHANDA NETWORKING'S    JURISDICTION OF
                                           OWNERSHIP PERCENTAGE    INCORPORATION    BUSINESS
                                           --------------------   ---------------   -----------------
Shanghai Shengjin Software Development
  Co., Ltd..............................           51.0%                PRC         Development of
                                                                                    online games
Shanghai Shengpin Network Technology
  Development Co., Ltd..................           62.5%                PRC         Development of
                                                                                    online games
Shanghai Shengda Xinhua Network
  Development Co., Ltd..................           70.0%                PRC         Development and
                                                                                    distribution of
                                                                                    game related
                                                                                    publications and
                                                                                    related products
Chengdu Jisheng Technology Co., Ltd.....           90.0%                PRC         Development and
                                                                                    distribution of
                                                                                    management
                                                                                    software for
                                                                                    Internet cafes
Shanghai Shulong Technology Development
  Co., Ltd..............................           90.0%                PRC         Short messaging
                                                                                    services
Shenzhen Fenglin Huoshan Computer
  Technology Co., Ltd...................           51.0%                PRC         Development of
                                                                                    mobile phone-
                                                                                    based wireless
                                                                                    games

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of
approximately US$          million, or approximately US$          million if the
underwriters' option to purchase additional ADSs is exercised in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of
US$          per ADS (the mid-point of the range shown on the front cover page of this prospectus). We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

     As of the date of this prospectus, we have not allocated any specific portion of the net proceeds of this offering for any particular purpose discussed below. Our use of the net proceeds may take the form of purchases of software, hardware or services, the hiring of personnel, the acquisition of businesses or portions thereof, or other general corporate purposes. We anticipate using the net proceeds of this offering as follows:

     - approximately US$90 million for the enhancement of our existing business and operations, which is expected to include:

         - approximately US$65 million for games development, including expansion of our game research and development center, acquisition of rights to new online games or related technologies, and acquisition of copyrights for materials that can be used to develop online games; and

         - approximately US$25 million to enhance our operational platform, including a centralized user billing and verification system, a game testing and evaluation center, a centralized Internet data center management system, and a centralized Internet cafe communications system to enhance the relationship between us and our retail sales outlets;

     - approximately US$60 million for acquisitions or investments in businesses, products or technologies that we believe are complementary to our own business or otherwise extend our business or brand, including investments to explore delivering online games through other platforms such as online game consoles; and

     - the balance of approximately US$          for general corporate purposes.

     For a discussion of our strategies and business plan, see "Business -- Our Strengths and Strategies -- Our Strategies". We do not currently have any agreements or understandings to make any material acquisitions of, or investments in, other businesses. In utilizing the proceeds of this offering, we may make loans to our subsidiaries and consolidated PRC affiliated entities, or we may make additional capital contributions to these entities. Any loans or capital contributions to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulation and approval. For example:

     - loans by us to Shengqu, as a foreign invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange; and

     - loans by us to Shanda Networking or its subsidiaries, which are domestic PRC enterprises, must be approved by the relevant government authority and must also be registered with the State Administration of Foreign Exchange.

     We may also determine to finance Shengqu by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce. Because Shanda Networking and its subsidiaries are not foreign invested enterprises, we are not likely to finance their activities by means of a capital contribution due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in "Regulation" elsewhere in this prospectus. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or consolidated PRC affiliated entities.

     The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions could result in application of the proceeds of this offering in a manner other than as described in this prospectus.

     Pending these uses, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences for you. These consequences are described in more detail in "Taxation -- United States Federal Income Taxation -- U.S. Holders -- Anti-Deferral Rules -- Passive Foreign Investment Company Status."

                                DIVIDEND POLICY

     Our board of directors declared a special cash dividend on March 5, 2004 of US$23.2 million. This special dividend will be payable out of available cash on or about April 12, 2004, subject to regulatory requirements, to our existing shareholders.

     Except for the special dividend distribution discussed above, we currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

     Future cash dividends, if any, will be declared at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant.

     Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in U.S. dollars, subject to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of ADSs in any means it deems legal, fair and practical. See "Description of American Depositary Shares -- Dividends and Other Distributions".

                                 CAPITALIZATION

     The following table sets forth our capitalization as of February 29, 2004:

         - on an actual basis;

         - on a pro forma basis to reflect the conversion of 25,112,870 of our Series A convertible redeemable preferred shares and 4,947,230 of our Series A-1 convertible redeemable preferred shares into 30,060,100 ordinary shares; and

         - on a pro forma as adjusted basis to reflect (i) the conversion of all of the outstanding preferred shares, (ii) the special cash dividend of US$23.2 million to our existing shareholders as of March 5, 2004,
           and (iii) the sale of           ADSs representing           ordinary
           shares offered in this offering at an assumed initial public offering
           price of US$          per ADS, the mid-point of the estimated public
           offering price range, after deducting underwriting discounts and estimated offering expenses payable by us.

     Except as set forth below, there has been no material change in our consolidated capitalization since February 29, 2004.

     You should read this table in conjunction with "Selected Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, included elsewhere in this prospectus.

     Upon the completion of this offering, under the terms of our convertible preferred shares, all of the outstanding preferred shares will mandatorily convert into ordinary shares if (1) the aggregate proceeds to us from this offering are not less than US$100 million and (2) our total market capitalization upon the completion of this offering is not less than US$500 million.

                                                         AS OF FEBRUARY 29, 2004
                                   --------------------------------------------------------------------
                                                                                          PRO FORMA AS
                                            ACTUAL                   PRO FORMA            ADJUSTED(2)
                                   ------------------------   ------------------------   --------------
                                       RMB         US$(1)         RMB         US$(1)      RMB    US$(1)
                                   -----------   ----------   -----------   ----------   -----   ------
                                                                    (UNAUDITED)           (UNAUDITED)
                                           (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
Shareholders' equity:
Ordinary shares, US$0.01 par
  value; 186,000,000 shares
  authorized, 89,728,818 shares
  issued and outstanding.........    7,426,853      897,320     9,914,927    1,197,932
Series A and Series A-1
  convertible redeemable
  preferred shares, US$0.01 par
  value; 30,060,100 shares
  authorized; 25,112,870 and
  4,947,230 shares issued and
  outstanding....................    2,488,074      300,612            --           --
Additional paid-in capital.......  424,006,081   51,228,881   424,006,081   51,228,881
Statutory reserves...............   31,386,791    3,792,187    31,386,791    3,792,187
Deferred share-based
  compensation...................  (47,581,104)  (5,748,801)  (47,581,104)  (5,748,801)
Accumulated other comprehensive
  loss...........................     (356,386)     (43,059)     (356,386)     (43,059)
Retained earnings................  271,145,186   32,760,060   271,145,186   32,760,060
                                   -----------   ----------   -----------   ----------   -----   -----
Total shareholders' equity.......  688,515,495   83,187,200   688,515,495   83,187,200
                                   -----------   ----------   -----------   ----------   -----   -----
Total capitalization.............  688,515,495   83,187,200   688,515,495   83,187,200
                                   ===========   ==========   ===========   ==========   =====   =====

---------------

(1) Translations of RMB amounts into U.S. dollars were made at a rate of RMB8.2767 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.

(2) Assumes that the underwriters do not exercise their option to purchase additional ADSs.

                                    DILUTION

     Our net tangible book value as of December 31, 2003 was approximately US$68.8 million, or US$0.77 per ordinary share outstanding on that date, and
US$          per ADS. Net tangible book value represents total consolidated tangible assets, including deferred licensing fees and related costs, minus the amount of our total consolidated liabilities. Our pro forma net tangible book value as of December 31, 2003 was approximately US$0.57 per ordinary share
outstanding on that date, and US$          per ADS. Pro forma net tangible book
value adjusts net tangible book value to give effect to the conversion of all of our outstanding preferred shares into ordinary shares. Assuming we had sold the ADSs offered in this offering at an initial public offering price of
US$          per ADS, the mid-point of the estimated public offering price range, after giving effect to the sale of the ADSs offered in this offering and after deducting underwriting discounts and other estimated expenses of this offering payable by us, pro forma net tangible book value as of December 31,
2003 would have increased to US$          , or US$          per ordinary share
and US$          per ADS. This represents an immediate increase in net tangible
book value of US$          per ordinary share, or US$          per ADS, to
existing shareholders and an immediate dilution in net tangible book value of
US$          per ordinary share, or US$          per ADS, to new investors
purchasing ADSs at the initial public offering price. Dilution is determined by subtracting pro forma net tangible book value per ADS after this offering from the amount of cash paid by a new investor for one ADS. The following table illustrates such per ADS dilution. The assumed initial public offering price per
share set forth below of US$          is based on the mid-point of the range
shown on the front cover of the prospectus.

Assumed initial public offering price per ordinary share....            US$
                                                                        ----------
  Pro forma net tangible book value per ordinary share as of
     December 31, 2003......................................  US$0.57
  Increase in net tangible book value per ordinary share
     attributable to new investors..........................
                                                              -------
Pro forma net tangible book value per ordinary share after
  giving effect to this offering............................
                                                                        ----------
Dilution in pro forma net tangible book value per ordinary
  share to new investors....................................            US$
                                                                        ----------
Dilution in pro forma net tangible book value per ADS to new
  investors.................................................            US$
                                                                        ----------

     The following table summarizes the number of ordinary shares purchased from us as of December 31, 2003, the total consideration paid to us and the average price per ordinary share paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the initial
public offering price of US$          per ADS and without giving effect to
underwriting discounts and other estimated offering expenses payable by us.

                                            TOTAL CONSIDERATION    AVERAGE PRICE
                         ORDINARY SHARES    -------------------    PER SHARE OF     AVERAGE PRICE
                            PURCHASED                             ORDINARY SHARES      PER ADS
                        -----------------    AMOUNT                 EQUIVALENT       EQUIVALENT
                        NUMBER    PERCENT    (US$)     PERCENT         (US$)            (US$)
                        -------   -------   --------   --------   ---------------   -------------
Existing investors....
New investors.........
  Total...............

     The foregoing discussion and table assumes no exercise of any outstanding stock options. As of December 31, 2003, there were stock options outstanding to purchase an aggregate of 8,857,799 ordinary shares at a weighted average exercise price of US$1.516 per share. If all these options had been exercised on December 31, 2003, before giving effect to this offering, our pro forma net tangible book value would have been approximately US$82.2 million, or US$0.64 per ordinary share
and US$          per ADS, the increase in net tangible book value attributable
to new investors would have been US$          per ordinary share, or
US$          per ADS, and the dilution in net tangible book value to new
investors would have been US$          per ordinary share, or US$          per
ADS. In addition, the dilution will be US$          per ordinary share, or
US$          per ADS, if the underwriters exercise their option to purchase additional ADSs in full.

                           EXCHANGE RATE INFORMATION

     The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

                                                 RENMINBI PER U.S. DOLLAR NOON BUYING RATE
                                                 -----------------------------------------
                                                 AVERAGE     HIGH      LOW      PERIOD-END
                                                 -------    ------    ------    ----------
1999...........................................  8.2783     8.2800    8.2770     8.2795
2000...........................................  8.2784     8.2799    8.2768     8.2774
2001...........................................  8.2770     8.2786    8.2676     8.2766
2002...........................................  8.2770     8.2800    8.2669     8.2800
2003...........................................  8.2770     8.2800    8.2272     8.2769
  October......................................  8.2768     8.2776    8.2765     8.2766
  November.....................................  8.2769     8.2772    8.2766     8.2770
  December.....................................  8.2770     8.2772    8.2765     8.2767
2004
  January......................................  8.2770     8.2772    8.2767     8.2768
  February.....................................  8.2771     8.2773    8.2768     8.2769
  March........................................  8.2771     8.2774    8.2767     8.2770

---------------

Source: Federal Reserve Bank of New York

     On March 31, 2004, the noon buying rate was RMB8.2770 to US$1.00.

     We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2003, which was RMB8.2767 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial information has been derived from our consolidated financial statements. Our statements of operations and comprehensive income information for the years ended December 31, 2001, 2002 and 2003 and our balance sheet information as of December 31, 2001, 2002 and 2003 have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent accountants. The report of PricewaterhouseCoopers on those financial statements is included elsewhere in this prospectus. The selected consolidated financial information for those periods and as of those dates should be read in conjunction with those financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Our consolidated financial information as of December 31, 2000 have been derived from our unaudited consolidated financial statements which are not included in this prospectus, but which have been prepared on the same basis as our audited consolidated financial statements. Our date of inception was December 29, 1999, the date of incorporation of Shanda Networking, and our sole activity in 1999 was a contribution of RMB500,000 to the capital of Shanda Networking. As a result, we have not included any information for 1999 in the table set forth below.

     Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP, and reflect our recent reorganization in February and December 2003 and have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

                                                    FOR THE YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------
                                         2000          2001          2002              2003
                                      -----------   -----------   -----------   ------------------
                                          RMB           RMB           RMB         RMB      US$(1)
                                      (UNAUDITED)
                                          (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
SELECTED CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues............................     2,572         4,842        344,523      633,410    76,529
Business tax and related
  surcharges........................      (197)         (290)       (18,302)     (33,430)   (4,039)
                                        ------        ------       --------     --------   -------
Net revenues........................     2,375         4,552        326,221      599,980    72,490
Cost of services
  Ongoing licensing fees for online
     games..........................        --          (742)       (84,827)    (134,515)  (16,252)
  Amortization of upfront licensing
     fees...........................        --          (312)        (1,984)     (11,070)   (1,337)
  Server leasing and maintenance
     fees...........................        --          (220)       (17,378)     (39,683)   (4,795)
  Salary and benefits...............        --          (417)        (7,675)     (13,705)   (1,656)
  Depreciation of property,
     equipment and software.........        --           (26)        (3,080)     (14,063)   (1,699)
  Others............................        --          (253)        (7,137)     (20,665)   (2,497)
                                        ------        ------       --------     --------   -------
Total costs of services.............        --        (1,970)      (122,081)    (233,701)  (28,236)
                                        ------        ------       --------     --------   -------
Gross profit........................     2,375         2,582        204,140      366,279    44,254
Operating expenses
  Product development...............        --        (1,822)        (4,982)     (28,751)   (3,474)
  Sales and marketing...............        --        (2,400)       (10,828)     (43,751)   (5,286)
  General and administrative........      (596)       (4,695)       (25,706)     (65,548)   (7,919)
  Share-based compensation..........        --            --             --      (15,056)   (1,819)
                                        ------        ------       --------     --------   -------
Total operating expenses............      (596)       (8,917)       (41,516)    (153,106)  (18,498)
                                        ------        ------       --------     --------   -------
Income (loss) from operations.......     1,779        (6,335)       162,624      213,173    25,756
Interest income.....................        17           205          1,090        6,980       843
Investment income...................       (83)           --             22        6,551       792
Other income (expense), net.........        (1)          (18)        (1,371)      61,152     7,388
                                        ------        ------       --------     --------   -------
Income (loss) before minority
  interests and income tax benefits
  (expenses) and extraordinary
  gain..............................     1,712        (6,148)       162,365      287,856    34,779
Income tax benefits (expenses)......        --            87        (23,077)     (18,647)   (2,253)
Minority interests..................        --         4,781             --        3,641       440
                                        ------        ------       --------     --------   -------
Income (loss) before extraordinary
  gain..............................     1,712        (1,280)       139,288      272,850    32,966
Extraordinary gain..................        --         4,516             --           --        --
                                        ------        ------       --------     --------   -------
Net income..........................     1,712         3,236        139,288      272,850    32,966
EARNINGS PER SHARE DATA:
Accretion for preferred shares......        --            --             --      (24,963)   (3,016)
Cumulative dividends to holders of
  preferred shares..................        --            --             --      (16,181)   (1,955)
Net income attributable to ordinary
  shareholders......................     1,712         3,236        139,288      231,706    27,995
Earnings per share, basic...........      0.02          0.03           1.39         2.48      0.30
Earnings per share, diluted.........      0.02          0.03           1.39         2.16      0.26
Earnings per ADS(2), basic..........
Earnings per ADS(2), diluted........

                                                               AS OF DECEMBER 31,
                                           -----------------------------------------------------------
                                              2000          2001          2002             2003
                                           -----------   -----------   -----------   -----------------
                                               RMB           RMB           RMB         RMB     US$(1)
                                           (UNAUDITED)
                                               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................     3,280         7,791        177,040     598,922    72,362
Other current assets.....................     1,653         3,403        180,669     164,184    19,837
Non-current assets.......................       185         5,106         46,986     165,872    20,041
Total assets.............................     5,118        16,300        404,695     928,978   112,240
Total liabilities........................     2,907         9,353        258,629     303,661    36,689
Minority interests.......................        --            --             --       2,716       328
Total shareholders' equity...............     2,211         6,947        146,066     622,601    75,223

---------------

(1) Translations of RMB amounts into U.S. dollars were made at a rate of RMB8.2767 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.

(2) Each ADS represents         ordinary shares.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements and the financial data included in this prospectus reflect our reorganization and have been prepared as if our current corporate structure had been in existence throughout the relevant periods. See note 1 to our consolidated financial statements. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Risk Factors".

OVERVIEW

     We are the largest operator of online games in China in terms of estimated 2003 game revenues, according to IDC. In the first quarter of 2004, our commercially launched games had approximately 1.4 million peak concurrent users and 931,570 average concurrent users, which refer to the highest number and average number, respectively, of users playing our games at the same time during that period. We have experienced significant revenue and earnings growth since the commercial launch of our first massively multiplayer online role-playing game, or MMORPG, in November 2001. Our net revenues and net income increased by 83.9% and 95.9% to RMB600.0 million (US$72.5 million) and RMB272.9 million (US$33.0 million) in 2003 from RMB326.2 million and RMB139.3 million in 2002, respectively.

     Our growth to date can be divided into the following three stages:

     - Our company was formed in December 1999, and initially focused on investments relating to the development and operation of an online virtual community.

     - In November 2001, we commercially launched Mir II, which is currently our most popular online game. We obtained a license to operate Mir II, our first MMORPG, in the mainland of China and Hong Kong in June 2001. From July to November 2001, we also began offering customer and other support services to our users, expanded our administrative and online games operating staff, and started our marketing activities. In 2002, we obtained licenses to offer six other games, and during the first nine months of 2003, we launched three of these games.

     - In October 2003, we launched Woool, which is our fifth online game and our first in-house developed online game. In the first quarter of 2004, Woool's average concurrent users equaled approximately 54.5% of Mir II's average concurrent users. While from October 2003 to March 2004, the number of average concurrent users for Mir II generally increased, Woool users have contributed significantly to the net growth in our user base since the fourth quarter of 2003. We expect that net revenues from Woool will become a significant contributor to our net revenues in 2004. In mid-February 2004, we commenced open beta testing of The Sign, another in-house developed game. In 2003, we also licensed one additional game.

     In order to comply with current foreign ownership restrictions, we operate our online games business in China through Shanda Networking, a company wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our senior vice president, both of whom are PRC citizens. Tianqiao Chen and Danian Chen, together with Qianqian Luo, also own all of the shares of Skyline Media Limited, our controlling shareholder. We have entered into a series of contractual arrangements with Shanda Networking and its shareholders. Pursuant to these contractual arrangements, we provide services, software licenses and equipment to Shanda Networking in exchange for fees, and we have undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and accordingly we consolidate its results in our financial statements. For a description of our contractual arrangements with Shanda Networking and its shareholders, see "Our Corporate Structure" and "Related Party Transactions".

REVENUES

     In 2003 we had revenues of RMB633.4 million (US$76.5 million), of which revenues from our online games were RMB621.2 million (US$75.1 million), accounting for approximately 98.1%, and revenues from other sources were RMB12.2 million (US$1.4 million), accounting for approximately 1.9%, of our revenues. Our online games revenues are net of a sales discount, which currently equals 23% and 14% of the face value of our pre-paid game cards, that we give to our e-sales distributors and offline distributors, respectively. The sales discounts represent the difference between the price at which we sell game cards to distributors and the face value of the game cards.

Net Revenues

     Our net revenues reflect a deduction from our revenues for business taxes and related surcharges incurred in connection with our China operations. Because Shanda Networking and its subsidiaries operate in China, their revenues are subject to a business tax, which was at an effective rate of 5% on our revenues earned from services provided in the PRC. We deduct these amounts from our revenues to arrive at our net revenues. Due to local government financial incentives for qualified high technology companies that we currently benefit from in China, a portion of our revenues for which we previously paid business taxes in connection with our operations in China are currently refunded to us in the form of financial incentives, generally two quarters after they have been incurred. Upon receipt, these financial incentives are recognized as other income in our statements of operations and comprehensive income. See " -- Taxation".

     The following table sets forth a breakdown of our revenues for the periods indicated:

                                                   FOR THE YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------------------------
                                    2001                        2002                         2003
                          ------------------------   --------------------------   --------------------------
                                         % OF                         % OF                         % OF
                            RMB     TOTAL REVENUES      RMB      TOTAL REVENUES      RMB      TOTAL REVENUES
                          -------   --------------   ---------   --------------   ---------   --------------
                                                  (IN THOUSANDS, EXCEPT PERCENTAGES)
Revenues:
  Online game
    subscriptions.......  4,125.6        85.2%       344,424.4       100.0%       621,243.1        98.1%
  Others................    716.5        14.8             99.0         0.0         12,167.2         1.9
                          -------       -----        ---------       -----        ---------       -----
Total revenues..........  4,842.1       100.0%       344,523.4       100.0%       633,410.3       100.0%
                          =======       =====        =========       =====        =========       =====
Business tax and related
  surcharge.............   (290.5)       (6.0)       (18,302.9)       (5.3)       (33,429.9)       (5.3)
                          -------       -----        ---------       -----        ---------       -----
Net revenues............  4,551.6        94.0%       326,220.5        94.7%       599,980.4        94.7%
                          =======       =====        =========       =====        =========       =====

     Mir II accounted for approximately 85.2% of our revenues in 2001 and substantially all of our revenues in 2002 and in the first nine months of 2003. On October 8, 2003, we launched Woool, which we developed in-house, and Woool accounted for approximately 25.5% of our revenues in the fourth quarter of 2003. The following table sets forth an unaudited breakdown of our total revenues in the fourth quarter of 2003 and the first quarter of 2004.

                                                          FOURTH QUARTER, 2003         FIRST QUARTER, 2004
                                                       --------------------------   --------------------------
                                                                        % OF                         % OF
                                                          RMB      TOTAL REVENUES      RMB      TOTAL REVENUES
                                                       ---------   --------------   ---------   --------------
                                                                 (IN THOUSANDS, EXCEPT PERCENTAGES)
                                                                             (UNAUDITED)
Total revenues:
Online game revenues
  Mir II.............................................  133,299.0        68.6%       136,092.8        56.7%
  Woool..............................................   49,616.6        25.5         74,051.5        30.8
  BNB................................................    3,642.8         1.9         25,069.7        10.4
  Tactical Commanders................................      739.6         0.4            777.6         0.3
  Fortress II........................................    1,037.4         0.5            879.4         0.4
                                                       ---------       -----        ---------       -----
    Total............................................  188,335.4        97.0%       236,871.0        98.6%
                                                       =========       =====        =========       =====
Other revenues.......................................    5,866.9         3.0          3,357.5         1.4
                                                       ---------       -----        ---------       -----
    Total revenues...................................  194,202.3       100.0%       240,228.5       100.0%
                                                       =========       =====        =========       =====
Business tax and related surcharges..................  (10,195.6)       (5.2)       (12,589.7)       (5.2)
                                                       ---------       -----        ---------       -----
Net revenues.........................................  184,006.7        94.8%       227,638.8        94.8%
                                                       =========       =====        =========       =====

Sources of Revenues

     Online game revenues. We derive substantially all of our revenues from online game usage fees paid by our users. We expect that Mir II will continue to be a significant contributor to our revenues in 2004, although we also expect Woool, BNB, and the online games that we plan to launch in 2004, to help expand and diversify our sources of revenues. The percentage of our revenues derived from Woool and BNB has already increased from 25.5% and 1.9%, respectively, in the fourth quarter of 2003 to 30.8% and 10.4%, respectively, in the first quarter of 2004. We believe that the increase in revenue derived from BNB, which generates revenue by encouraging users to purchase "game points", which users then use to acquire premium game features, such as enhanced weapons and equipment for game characters, was primarily a result of users gradually becoming accustomed to accessing and paying for these premium game features. In addition, we expect to launch six additional games in 2004, including four MMORPGs and two casual games. As a general matter, online games have a relatively short commercial lifecycle, typically four to five years for successful games. Consequently, we expect the percentage of our net revenues derived from particular games to change substantially over relatively short periods.

     Other revenues. Our other revenues, which are related to our online games, but are not derived from online games services, primarily include revenues from short messaging services, or SMS, and from sales of publications and other related products based on our games and characters, including game manuals and magazines. In 2001, 2002 and part of 2003, we also derived revenues from our online Chinese language virtual community Internet business, which we sold in August 2003. Investment in this company had been our initial line of business before commencing online game operations, but was no longer material to our business and was not part of our focus after 2001. Revenues from this business accounted for approximately 14.8% of our total revenues in 2001, and were immaterial in 2002 and 2003. While we expect our other sources of revenue to increase along with our general business, we expect that revenue from online games will continue to be the substantial source of our revenues in the near future.

Significant Factors

     Our online games revenues are primarily derived from the purchase and utilization of playing time (or, in the case of BNB, game points) by our users. Accordingly, the two most significant factors that affect our online games revenues are:

     - the number of hours that users play our games, or total user-hours; and

     - our average revenue per user-hour.

     We calculate our total user-hours based on our average concurrent users, which is a commonly used industry statistic. In a given period, the number of total user-hours equals the average concurrent users for that period multiplied by the number of hours in that period. In measuring average concurrent users, we determine the number of users logged on to each of our commercially launched games at one minute intervals, then average that data over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period.

     Our effective revenue per user-hour is derived by taking the revenues from our online games for a period and dividing this number by total user-hours in that period. This provides us a measure of the average revenue per user-hour that we receive from users that play our games.

Revenue Collection

     Our online games revenues are collected through the sales of pre-paid game cards, which we sell in both virtual and physical form, to third party distributors and retailers, including Internet cafes, as well as, to a lesser extent, through direct online payment systems. In most cases, we receive cash payments from these parties in exchange for delivering these cards to them. As a result, we generally do not have any accounts receivable relating to our online games net revenues. We do not provide refunds to these distributors or retailers with respect to unsold inventories of pre-paid game cards. We also collect online games revenues through two telecommunications service operators that bundle broadband access services with our online games to home users.

     Our other revenues are collected through mobile telecommunications service operators, in the case of certain of our SMS, and through traditional sales channels in the case of our game-related publications and merchandising sales. As of December 31, 2003, we had accounts receivable of RMB6.2 million (US$0.7 million) due mainly from mobile telecommunications service operators, which collect payment for SMS from their customers and remit these amounts, net of commissions, to us, and from credit sales to two telecommunications service providers.

Revenue recognition and deferred revenue

     We recognize revenues as the playing time and points purchased by our users are used in playing our online games. We also recognize revenues when our users who had previously purchased playing time and/or points are no longer entitled to access the online games in accordance with our published expiration policy. We account for the amounts received upon the sale of pre-paid cards, but prior to usage or expiration of the value sold, as deferred revenue in our consolidated balance sheets. Deferred revenue is reduced as revenues are recognized. As our online games business has grown, our deferred revenue balances have increased, from RMB2.6 million as of December 31, 2001 to RMB111.2 million as of December 31, 2002, to RMB197.5 million (US$23.9 million) as of December 31, 2003. See "-- Critical Accounting Policies -- Revenue Recognition".

COST OF SERVICES

     The following table sets forth the major components of our cost of services for the periods indicated:

                                                   FOR THE YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------------
                                      2001                      2002                       2003
                             ----------------------   ------------------------   ------------------------
                                           % OF                       % OF                       % OF
                               RMB     NET REVENUES      RMB      NET REVENUES      RMB      NET REVENUES
                             -------   ------------   ---------   ------------   ---------   ------------
                                                  (IN THOUSANDS, EXCEPT PERCENTAGES)
Net revenues...............  4,551.6      100.0%      326,220.5      100.0%      599,980.4      100.0%
                             =======      =====       =========      =====       =========      =====
Cost of services:
  Ongoing licensing fees
    for online games.......    741.6       16.3%       84,827.0       26.0%      134,515.1       22.4%
  Amortization of upfront
    licensing fees.........    312.2        6.9         1,984.0        0.6        11,070.2        1.8
  Server leasing and
    maintenance fees.......    219.8        4.8        17,378.4        5.3        39,682.8        6.6
  Salary and benefits......    417.2        9.2         7,674.7        2.4        13,705.2        2.3
  Depreciation of property,
    equipment and
    software...............     26.4        0.6         3,080.4        0.9        14,062.5        2.3
  Manufacturing costs of
    pre-paid cards.........     21.6        0.5         4,939.7        1.5         8,129.4        1.4
  Others(1)................    231.2        5.0         2,196.5        0.7        12,536.2        2.2
                             -------      -----       ---------      -----       ---------      -----
    Total costs of
      services.............  1,970.0       43.3%      122,080.7       37.4%      233,701.4       39.0%
                             =======      =====       =========      =====       =========      =====
Gross profit/margin........  2,581.6       56.7%      204,139.8       62.6%      366,279.0       61.0%
                             =======      =====       =========      =====       =========      =====

---------------

(1) Other cost of services incurred during the year ended December 31, 2003 primarily comprise telecommunications service charges, including those related to the provision of SMS service, share based compensation, office premises rental and management fees and other miscellaneous office administration expenses.

     Our cost of services primarily consists of ongoing licensing fees for online games, amortization of upfront licensing fees, server leasing and maintenance fees, salary and benefits, depreciation of property, equipment and software, and manufacturing costs of pre-paid game cards.

     Upfront and ongoing licensing fees. The cost of licensing games from developers generally consists of an upfront licensing fees, which are generally paid in two installments, and ongoing licensing fees, which are equal to a percentage of our revenues from the relevant licensed game. The ongoing licensing fee payments are between 15% to 27% of our online games revenues for our massively multiplayer online games, and 13% to 30% of our online games revenues for casual games. For Mir II, our most popular game, the ongoing licensing fee was RMB131.9 million (US$15.9 million) in 2003. The cost of licensing games accounted for approximately 22.4% of our net revenues in 2003, and constituted the largest component of our cost of services. Four of the five online games we offer commercially were licensed from third parties. We expect our ongoing license fees to decrease as a percentage of our net revenues, as we intend to introduce more games that are developed in-house as a result of our increased game development efforts.

     Server leasing and maintenance fees. Server leasing and maintenance fees accounted for approximately 6.6% of our net revenues in 2003. We currently lease approximately 56% of our servers, primarily from telecommunications companies. These companies host our server network, and receive maintenance fees from us in addition to the lease payments. Substantially all of our server leases have variable payment obligations based on the number of our users logging on to each relevant server. This allows us to have excess capacity without incurring significant fixed costs. See "-- Contractual Obligations and Commitments". We expect our costs for servers to increase in the future, as we add new games, broaden our geographic reach, add features to advance our network security and data traffic management systems and address additional growth in our user base. Moreover, to ensure that we have sufficient network capacity to meet the needs of our users at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users.

     Salary and benefits. Salary and benefits expense accounted for approximately 2.3% of our net revenues in 2003. Salary and benefits expense includes employee wages and welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits. Salary and benefits expense included in our cost of services primarily relates to employees involved in the operation of our online games, including network maintenance, billing systems and our call center. In 2003, approximately 26.4% of our salary and benefits expense was included in our cost of services, with the remainder constituting operating expenses.

     Depreciation of property, equipment and software. Depreciation of property, equipment and software, which consisted primarily of servers and other computer equipment, accounted for approximately 2.3% of our net revenues in 2003. We include depreciation expenses within our cost of services when the relevant assets are directly related to the operations of our online games network and provision of online games services. Depreciation expenses are characterized as operating expenses in all other cases. As with server leasing and maintenance fees, our depreciation expenses have been significantly affected by the acquisition of additional servers as a result of our increased user base.

     Gross profit/margin. Gross profit accounted for 61.0% of our net revenues in 2003.

OPERATING EXPENSES

     The following table sets forth our operating expenses, divided into its major components, by amount and percentage of our net revenues, for the periods indicated:

                                                  FOR THE YEAR ENDED DECEMBER 31,
                           -----------------------------------------------------------------------------
                                    2001                       2002                       2003
                           -----------------------   ------------------------   ------------------------
                                          % OF                       % OF                       % OF
                             RMB      NET REVENUES      RMB      NET REVENUES      RMB      NET REVENUES
                           --------   ------------   ---------   ------------   ---------   ------------
                                                (IN THOUSANDS, EXCEPT PERCENTAGES)
Operating expenses:
  Product development....   1,821.8        40.0%       4,982.0        1.5%       28,751.0        4.8%
  Sales and marketing....   2,400.0        52.7       10,827.8        3.3        43,750.4        7.3
  General and
     administrative......   4,695.0       103.2       25,705.8        7.9        65,548.2       11.0
  Share-based
     compensation........        --          --             --         --        15,056.1        2.5
                           --------      ------      ---------       ----       ---------       ----
     Total operating
       expenses..........   8,916.8       195.9%      41,515.6       12.7%      153,105.7       25.6%
                           ========      ======      =========       ====       =========       ====
Income (loss) from
  operations/margin......  (6,335.2)     (139.2)%    162,624.2       49.9%      213,173.3       35.5%
                           ========      ======      =========       ====       =========       ====
Net income...............   3,235.6        71.1%     139,287.5       42.7%      272,850.2       45.5%
                           ========      ======      =========       ====       =========       ====

     Our operating expenses consist of product development expenses, sales and marketing expenses, general and administrative expenses and share-based compensation expenses.

     Product development expenses. Our product development expenses primarily consist of salary and benefits expenses of personnel engaged in the research and development of our products, office premises rental and management fees and outsourcing fees for the development of our online game products. We expect our product development expenses as a percentage of net revenues to increase in the future, as we plan to increase expenditures relating to the research and development of in-house games. However, this will allow us to offer more in-house developed games, which will help us broaden our game offering while reducing our licensing fees and cost of services as a percentage of our total net revenues in the future.

     Sales and marketing expenses. Our sales and marketing expenses primarily consist of promotion, advertising and sponsorship of media events, and salary and benefits of our sales and marketing department. Due to the group interaction nature of online games, word-of-mouth is a major medium for promoting our games. As a result, we have taken advantage of our large user base to retain existing users and attract new users through, for example, organization of in-game events and other forms of in-game marketing. Accordingly, prior to the commencement of promotional activities in connection with the commercial launch of Woool in October 2003, this was our primary marketing and promotional activity and our sales and marketing expenses did not account for a significant percentage of our net revenues in any prior period. However, since we began planning for the commercial launch of Woool, we have, and plan to continue to increase our marketing and promotional activities, both to increase our brand awareness and to promote new games. Accordingly, we expect our sales and marketing expenses to increase in the future as we introduce more games and expand our product and service offerings.

     General and administrative expenses. General and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, depreciation of office equipment and other office expenses and professional service fees. General and administrative expenses also include business tax expenses of RMB0.2 million, RMB14.0 million and RMB19.8 million (US$2.4 million) incurred due to intra-company transactions during the years ended December 31, 2001, 2002 and 2003, respectively. The nature of the business tax expenses incurred during 2002 was primarily due to the intra-company sale of pre-paid game cards, while in 2003 business tax expenses incurred related primarily to services and licensing fees paid by Shanda Networking to Shengqu pursuant to a number of agreements entered into in connection with our restructuring. See "Our Corporate Structure" and "Related Party Transactions".

     Share-based compensation expenses. Share-based compensation expense consists of the amortized portion of deferred share-based compensation recognized by us. We recognized deferred share-based compensation expense when we issued options to purchase 1,537,365 of our ordinary shares to some of our managers in December 2003 at an exercise price of US$1.516 per share, which was below the fair value of our ordinary shares at that time. The amount of deferred share-based compensation expense was determined based on the estimated fair value of our ordinary shares at the time of grant, which was assumed to be the per ordinary share value implied by the initial public offering price of our ADSs. As a result, we recognized share-based compensation expense of RMB18.2 million (US$2.2 million) in 2003, of which RMB3.1 million (US$0.4 million) was recognized as cost of services, relating to the portion of these granted options that had vested during the year. As of December 31, 2003, we had RMB51.6 million (US$6.2 million) of deferred share-based compensation, which will be amortized to the statements of operations and comprehensive income over the next three years as the granted options vest. See "-- Stock Options" and notes 2r and 12 to our consolidated financial statements. We do not expect to incur significant additional share-based compensation expense in the future.

     Income from operations/margin. In 2003, our income from operations and our net income accounted for 35.5% and 45.5% respectively of our net revenues.

OTHER INCOME

     Our other income consists primarily of financial incentives that certain of our PRC incorporated affiliates are entitled to receive from the municipal government and that are calculated with reference to taxable income and revenues. In 2003, we received aggregate financial incentives of RMB62.9 million (US$7.6 million) from the municipal government. In 2004, we expect to continue receiving financial incentives of this nature, although we cannot assure you that we will continue to do so. See "-- Taxation -- Business Tax".

TAXATION

     Under the current laws of the Cayman Islands and the British Virgin Islands, neither Shanda Interactive Entertainment Limited nor Shanda BVI, our wholly owned subsidiary, is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

     PRC enterprise income tax. Shengqu, Shanda Networking and our other PRC-incorporated affiliates are subject to PRC enterprise income tax on their taxable income.

     Pursuant to PRC Law, enterprise income tax is generally assessed at the rate of 33% of taxable income. However, because most of our PRC companies, including both Shengqu and Shanda Networking, are registered in the Pudong New District in Shanghai, these companies have been granted a 15% preferential enterprise income tax rate. Shengqu, as a software development company, has been granted by the central government tax bureau a two year enterprise income tax exemption, commencing in 2003, during which this tax will not be payable by Shengqu, to be followed by a three year tax holiday during which Shengqu will be subject to a 7.5% enterprise income tax rate on its taxable income. PRC law specifies certain financial and non-financial criteria for a company to comply with in order to maintain its status as a software development company, including:

     - at least 35% of revenue generated from software applications;

     - at least 50% of software application revenue generated from self-developed software applications; and

     - a minimum number of employees engaged in research and development.

     Shengqu's status as a software development company is re-assessed on an annual basis.

     PRC business tax. Our PRC entities are also subject to PRC business tax. We primarily pay business tax on gross revenues generated from online game operations, rentals, service fees and license fees. Shanda Networking pays a 5% business tax on the gross revenues derived from online game operations and this business tax is deducted from total revenues. Shengqu pays a 5% business tax on the gross revenues derived from its contractual arrangements with Shanda Networking and these taxes are primarily recorded in operating expenses.

     Shengqu and Shanda Networking currently receive financial incentives from the municipal government that are calculated with reference to their taxable income or revenues. To obtain these financial incentives, these entities must qualify as new high technology enterprises. Although this qualification is granted at the discretion of the municipal government, the entity generally must meet certain financial and non-financial criteria, including:

     - a minimum levels of revenues generated from high-tech related sales or services as a percentage of total revenues;

     - a minimum number of employees engaged in research and development; and

     - a minimum research and development expense as a percentage of total revenues.

     In 2003, we received aggregate financial incentives of RMB62.9 million (US$7.6 million). In 2004, we expect to receive financial incentives equal to 5% of Shanda Networking's and Shengqu's revenues recognized in prior periods and upon which business tax was previously paid at a rate of 5%. These financial incentives that we expect to receive relating to the business tax we pay have a fixed term of 3 years and are generally received on a two-quarter lag, subject to government practice which can be inconsistent. For Shanda Networking, these financial incentives will expire at the end of 2004, with its final incentive payment expected to be received in 2005. For Shengqu, these financial incentives will expire at the end of 2005, with its final incentive payment expected to be received in 2006.

     In addition, in 2004 we expect to receive financial incentives equal to 7% of Shanda Networking's taxable income for the year ended 2003 and upon which enterprise income tax was previously paid at a rate of 15%. For the years 2005 through 2008, we expect Shanda Networking to continue to receive these financial incentives in an amount equal to 3.5% of its taxable income for the years ended 2004 through 2007, respectively. We also expect that Shengqu may be able to receive these financial incentives for the three years commencing in 2008, after its three year tax holiday expires.

     Upon expiration of these financial incentives, we will consider available options, in accordance with applicable law, that would enable us to qualify for further financial incentives, if any, to the extent they are then available to us. The central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. If we had not received these financial incentives in 2003, our net income would have been RMB219.4 million, a decrease of 19.6% from the reported amount.

     We record income tax expense on our taxable income using the balance sheet liability method at the effective rate applicable to each of our PRC-incorporated affiliates in our consolidated statements of operations and comprehensive income. When we receive financial incentives relating to taxable income on which enterprise income tax is levied or revenues on which business tax is levied, we record the amounts received as other income.

CRITICAL ACCOUNTING POLICIES

     We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management's judgment.

Revenue Recognition

     Substantially all of our revenues are collected through the sales of pre-paid game cards, which we sell in both virtual and physical form, to third party distributors and retailers. We recognize revenues as the playing time and points purchased by our users are used in playing our online games. We also recognize revenues when our users who had previously purchased playing time and/or points are no longer entitled to access the online games in accordance with our published expiration policy. Our users must "activate" their pre-paid game cards by using access codes and passwords to transfer the value of those cards to their personal game accounts. Under our current expiration policy, if a user's personal game account is not used and the user does not transfer additional value to the account in a six month period, we suspend the use of that account. Users may reactivate their suspended accounts by purchasing a new card and transferring its value to that account within one month after suspension. Thereafter, the account expires and any unused balance in that account may no longer be used. We account for the amounts received upon the sale of pre-paid game cards, but prior to usage and expiration of the value sold, as deferred revenue in our consolidated balance sheets. Deferred revenue is reduced as revenues are recognized.

     A portion of our deferred revenue is composed of either the value from pre-paid game cards which are activated but not fully used, or used at all, or the value from cards which are sold to distributors, retailers or end users, for which we have received payment, but which have not yet been activated by users. In accordance with our published expiration policy described above and because we believe that the chances of our being required to render online games services in connection with certain inactive accounts are remote, we recognize revenues and related amounts of deferred expenses with respect to game accounts that have neither been utilized nor have had value added to them for a period of seven months. As a result of this policy, we recognized additional revenues of RMB5.1 million in 2002, and additional revenues of RMB17.6 million (US$2.1 million) in 2003. We also recognized related expenses, mainly licensing costs, of RMB1.5 million and RMB5.3 million (US$0.6 million) in 2002 and 2003, respectively. We do not recognize revenues for pre-paid game cards which are sold but not yet activated as we believe it is more likely than not a majority of these cards will be activated in the future and we will be required to provide services related to those cards. Future usage may differ from the historical usage patterns on which we based our revenue recognition policy. The sale of our pre-paid game cards to distributors and retailers include certain discounts from the face value of the cards. As we do not have control over and generally do not know the ultimate selling prices of these pre-paid game cards, we recognize revenues from these transactions net of the discounts provided to the distributors.

Consolidation of Variable Interest Entities

     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games. In order to comply with these foreign ownership restrictions, we operate our online games business in China through Shanda Networking, a company wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our senior vice president, both of whom are PRC citizens. We have entered into a series of contractual arrangements with Shanda Networking and its shareholders. Pursuant to these contractual arrangements, we provide services, software licenses and equipment to Shanda Networking in exchange for fees, and we have undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. As a result of these contractual arrangements, which provide us with the substantial ability to control Shanda Networking, we are considered the primary beneficiary of Shanda Networking and accordingly we consolidate its results in our financial statements.

Capitalized Development Costs

We account for capitalized software development costs in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", as described in note 2i in our consolidated financial statements. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until that product is available for marketing. Technological feasibility requires significant judgment and is evaluated on a product-by-product basis, occurring once the online game has a proven ability to operate in a massively multiplayer environment in the PRC market. With respect to Woool and The Sign, we determined that technological feasibility was reached upon completion of closed beta testing, which involves inviting users to play the game in order to identify problems. After an online game is released, the capitalized product development costs are amortized as a component of cost of services over the estimated life of the game. During the year ended December 31, 2003, we capitalized game development costs of RMB1.3 million (US$0.2 million), which relate to the development of Woool. Starting in October 2003, we began amortizing development costs related to Woool, following its commercial launch that month. We evaluate the recoverability of capitalized software development costs on a product-by-product basis. When our forecast of a particular game indicates that the unamortized capitalized costs exceed the net realizable value of the game, a charge will be made to cost of services to reduce the carrying amount of such asset to its net realizable value.

Property, Equipment and Software, Intangible Assets and Long-Lived Assets

     Our accounting for long-lived assets, including property, equipment and software and intangible assets, is described in notes 2h and 2i to our consolidated financial statements. The recorded value of long-lived assets, including property, equipment and software and intangible assets, are affected by a number of management estimates, including estimated useful lives and residual values and impairment charges. We assess impairment for long-lived assets whenever the net book value for these assets is more than the estimated future cash flows attributable to them. During the years ended December 31, 2001, 2002 and 2003, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

Contingencies

     We are currently involved in various legal proceedings. We account for loss contingencies under the provisions of SFAS No. 5, "Accounting for Contingencies", with the required disclosures as described in note 18 to our consolidated financial statements. We record loss contingencies when, based on information available, it is likely that a loss has been incurred and the amount of the loss can be reasonably estimated. Based on our current knowledge, which includes consultation with outside counsel handling our defense in these matters, we do not believe provisions are necessary in connection with current or unasserted claims because it is not likely that losses have been incurred in connection with these claims and the amount of a loss, if any, cannot be reasonably estimated. It is possible, however, that our future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. See "Business -- Legal Proceedings".

Share-Based Compensation

     We have a stock option plan, which allows for the granting of stock options to certain senior executives, management, employees and directors. We account for this plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", the intrinsic value approach, with the required disclosures under the related accounting guidance described in note 2r to our consolidated financial statements.

     Intrinsic value, if any, is determined as the difference between estimated fair value of our ordinary shares on the grant date of an option and the exercise price for the option. On March 31, 2003, we granted options to purchase 7,320,434 of our ordinary shares to some of our directors and officers at an exercise price of US$1.516 per share, which approximated the estimated fair value of our ordinary shares on the grant date. When estimating the fair value of our ordinary shares, we review both internal and external sources of information. As we have historically been a private company, the sources utilized to determine the fair market value of the underlying shares at the date of measurement are subjective in nature. For our March 2003 option grants, the estimated fair value of our ordinary shares was based on, among other factors, our (1) financial condition as of the date of grant, (2) operating history and
(3) financial and operating prospects at that time with reference to our issuance of convertible preferred shares in March 2003. On December 18, 2003, we granted options to purchase an additional 1,537,365 of our ordinary shares to some of our officers and managers at the same exercise price. Compensation expense was recognized based on the intrinsic value of our ordinary shares measured on that date. Estimated fair value of the Company's ordinary shares on December 18, 2003 was determined with reference to the initial public offering price in connection with this offering. In the first quarter of 2004, we granted options to purchase an additional 2,968,103 ordinary shares to some of our officers, which have an exercise price that will be equal to the offering price per ordinary share in this offering, which is the estimated fair value of our ordinary shares at the time of grant.

Income Taxes

     We account for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes", with the required disclosures as described in note 9 to our consolidated financial statements. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2001, 2002 and 2003, valuation allowances recognized were RMB2.4 million, RMB2.4 million and RMB2.7 million (US$0.3 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain tax loss carryforwards generated by certain indirectly held subsidiaries. As of December 31, 2001, 2002 and 2003, we have recorded net deferred tax assets of RMB0.6 million, RMB15.0 million and RMB22.1 million (US$2.7 million), respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If, however, events were to occur in the future which are not currently contemplated, that would not allow us to realize all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

STOCK OPTIONS

     We have adopted the Shanda Interactive Entertainment Limited 2003 Stock Incentive Plan, or the 2003 Plan, which, among other things, authorizes us to grant options to purchase up to 13,309,880 of our ordinary shares. We have granted options to acquire 8,857,799 of our ordinary shares as of December 31,
2003, or approximately   % of our outstanding shares taking into account the
ADSs to be offered by us in this offering, to some of our directors, officers and managers. See "Management -- Stock Option Plan". Options to purchase 7,320,434 of our ordinary shares were initially granted by Shanda BVI in March 2003 to some of our directors and officers, and those options were replaced by options relating to ordinary shares of Shanda Interactive Entertainment Limited in December 2003 in connection with the share swap between Shanda Interactive Entertainment Limited and Shanda BVI. The options previously granted had an exercise price equal to the estimated fair market value of the ordinary shares of Shanda BVI at the date of grant. As a result, we did not recognize any compensation expense with respect to these options. We recognized compensation expense of RMB18.2 million (US$2.2 million) in 2003 with respect to the options to purchase an additional 1,537,365 of our ordinary shares that were granted to some of our officers and managers in December 2003. These options had the same exercise price as the options granted to our directors and officers in March 2003. See "-- Critical Accounting Policies -- Share-Based Compensation".

ACCRETION FOR PREFERRED SHARES

     Prior to November 12, 2003, the holder of our preferred shares was entitled to request, at any time after the fourth anniversary of the date on which the preferred shares were first allotted and issued, that we redeem all of the preferred shares at a price per share representing, in each case, a premium to purchase price, plus any declared but unpaid dividends. Accordingly, the preferred shares were accreted to their estimated redemption value through periodic charges to retained earnings. In 2003, accretion charges with respect to our preferred shares totaled RMB25.0 million (US$3.0 million). These charges are reflected in our consolidated statements of operations and comprehensive income as accretion for preferred shares. On November 12, 2003, the holder of all of our preferred shares waived its redemption right. As a result, there has been no accretion charge recognized for any period after that date.

LIMITED OPERATING HISTORY

     We have a limited operating history for you to use as a basis for evaluating our business. You should consider the risks and difficulties frequently encountered by early stage companies like us in new and rapidly evolving markets, including the online games market in China.

     Although we have been profitable since 2001, the nature of our business has evolved rapidly and significantly since our inception in 1999. Our first successful online game offering was launched commercially in November 2001 and it remains our most popular game. Our future results and performance are likely to depend on the success of online games and development strategies that are both new and untested.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Revenues. Our revenues increased 83.9% from RMB344.5 million in 2002 to RMB633.4 million (US$76.5 million) in 2003. This significant increase in revenues was primarily due to the continued significant growth in our online games revenues, which increased 80.4% from RMB344.4 million in 2002 to RMB621.2 million (US$75.1 million) in 2003. The increase in our online games revenues was principally a result of:

     - the continued popularity of Mir II, which experienced an increase in average concurrent users from 278,186 in 2002 to 386,896 in 2003; and

     - the commercial launch of Woool, which accounted for approximately 8.0% of our online games revenues in 2003.

     The average revenue per user-hour for our MMORPGs was RMB0.17 in 2003 compared to RMB0.14 in 2002. In 2003, we also launched casual games, including BNB, our most popular casual game. We do not calculate average revenue per user-hour for BNB, as we do not charge BNB users based on their consumption of playtime. BNB users can play the game without any payment, but they are encouraged to purchase "game points" from us, which can be used to acquire premium features in the game that enhance users' experience. Average revenue per user-hour for all our online games (including casual games) was RMB0.10 in 2003 compared to RMB0.14 in 2002.

     Our other revenue, which primarily consists of revenues from our SMS, sales of game-related merchandise and provision of technical services, also increased from RMB0.1 million in 2002 to RMB12.2 million (US$1.4 million) in 2003. While we expect our other revenues to continue to increase, and to include revenue from advertising on our game websites, we expect our online games revenues to continue to be the primary source of our revenues.

     Net revenues. After taking into account business taxes and related surcharges, our net revenues increased 83.9% from RMB326.2 million in 2002 to RMB600.0 million (US$72.5 million) in 2003. Business taxes and related surcharges increased from RMB18.3 million in 2002 to RMB33.4 million (US$4.0 million) in 2003.

     Cost of services. Our cost of services increased 91.4% from RMB122.1 million in 2002 to RMB233.7 million (US$28.2 million) in 2003. This increase was primarily due to increases in our ongoing licensing fees for online games, amortization of upfront licensing fees, server leasing and maintenance fees, salary and benefits, depreciation of property, equipment and software and manufacturing costs for pre-paid games cards, all of which were generally attributable to the significant increase in our business activity in 2003.

     - Ongoing licensing fees for online games increased 58.6% from RMB84.8 million in 2002 to RMB134.5 million (US$16.3 million) in 2003. This increase was principally a result of the continued increase in our revenues attributable to licensed games, particularly Mir II. Ongoing licensing fees for online games accounted for approximately 26.0% of our net revenues in

       2002 compared to approximately 22.4% of our net revenues in 2003. This decrease was primarily due to our in-house game development efforts, including the commercial launch of Woool in October 2003.

     - Amortization of upfront online game licensing fees increased from RMB2.0 million in 2002 to RMB11.1 million (US$1.3 million) in 2003. This increase principally was due to the US$4.0 million upfront licensing fee payment in connection with the extension of our license for Mir II, as well as the licensing of seven additional games in late 2002 and 2003. Amortization of upfront online game licensing fees accounted for approximately 0.6% and 1.8% of our net revenues in 2002 and 2003, respectively.

     - Aggregate server leasing fees and server maintenance fees increased from RMB17.4 million in 2002 to RMB39.7 million (US$4.8 million) in 2003. This increase was primarily due to the continued increase in our user base, which required that we increase the number of our servers. The number of our leased servers increased from 984 in 2002 to 4,725 in 2003. Aggregate server leasing and maintenance fees accounted for approximately 5.3% and 6.6% of our net revenues in 2002 and 2003, respectively.

     - Salary and benefits increased 78.6% from RMB7.7 million in 2002 to RMB13.7 million (US$1.7 million) in 2003. This increase was primarily due to increases in personnel employed to maintain our network, billing system and customer service center from 154 in 2002 to 297 in 2003 resulting from the expansion of our user base and network infrastructure. Salary and benefits accounted for approximately 2.4% and 2.3% of our net revenues in 2002 and 2003, respectively.

     - Depreciation of property, equipment and software increased from RMB3.1 million in 2002 to RMB14.1 million (US$1.7 million) in 2003. This increase was principally a result of our acquiring additional servers to meet the needs of our increased user base. The number of the servers, including servers for game operations and for office use, we owned increased from 1,871 in 2002 to 4,092 in 2003. Depreciation of property, equipment and software accounted for approximately 0.9% and 2.3% of our net revenues in 2002 and 2003, respectively.

     - Manufacturing costs for pre-paid game cards increased 64.6% from RMB4.9 million in 2002 to RMB8.1 million (US$1.0 million) in 2003. This increase was primarily due to a significant increase in the number of physical pre-paid game cards sold in 2003. Manufacturing costs of pre-paid game cards accounted for approximately 1.5% and 1.4% of our net revenues in 2002 and 2003, respectively.

     Gross profit. As a result of the foregoing, our gross profit increased 79.4% from RMB204.1 million in 2002 to RMB366.3 million (US$44.3 million) in 2003. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 61.0% in 2003 compared to 62.6% in 2002.

     Operating expenses. Our operating expenses increased from RMB41.5 million in 2002 to RMB153.1 million (US$18.5 million) in 2003. This increase was primarily due to increases in our product development, sales and marketing and general and administrative expenses as a result of the continued growth of our business in 2003. In addition, we incurred share-based compensation expense attributable to options granted in December 2003.

     - Our product development expenses increased from RMB5.0 million in 2002 to RMB28.8 million (US$3.5 million) in 2003. This increase was primarily due to an increase in salary and benefits expenses of personnel engaged in the research and development of our products, as well as related increases in rental and management fees. The number of our employees engaged in the development of online games and software and technology supporting our operations increased from 66 in 2002 to 244 in 2003. These increases were principally a result of the increased resources we directed towards the in-house development of online games in 2003, as well as outsourcing charges related to the development and commercial launch of Woool. Product development expenses accounted for approximately 1.5% and 4.8% of our net revenues in 2002 and 2003, respectively. We expect that our product development expenses as a percentage of our net revenues will increase as we continue to expand our in-house game development efforts.

     - Our sales and marketing expenses increased from RMB10.8 million in 2002 to RMB43.8 million (US$5.3 million) in 2003. This increase was mainly due to the following factors:

         - the significant increase in marketing promotion expenses from RMB0.7 million in 2002 to RMB13.2 million (US$1.6 million) in 2003, which was primarily attributable to the commercial launch of Woool in October 2003; and

         - the growth of our sales and marketing personnel from 12 in 2002 to 137 in 2003, including related office and rental expenses, attributable to our increased sales and marketing efforts, which resulted in our salary and benefit expense, including related rental and management fees, increasing from RMB1.4 million in 2002 to RMB9.0 million (US$1.1 million) in 2003.

       Sale and marketing expenses accounted for approximately 3.3% and 7.3% of our net revenues in 2002 and 2003, respectively. We expect our sales and marketing expenses to continue to increase as our overall business continues to grow.

     - Our general and administrative expenses increased from RMB25.7 million in 2002 to RMB65.5 million (US$7.9 million) in 2003. This increase was primarily due to the following factors:

         - the increase in salary and benefits expenses from RMB5.8 million in 2002 to RMB13.6 million (US$1.6 million) in 2003, which was primarily attributable to the increase in our employees engaged in general and administrative work from 46 in 2002 to 119 in 2003 as a result of the continued growth of our business in 2003;

         - business taxes of RMB19.8 million (US$2.4 million) in 2003, which primarily relate to business taxes incurred by Shengqu from revenue collected from Shanda Networking since our restructuring in March 2003, including business taxes relating to our license to Shanda Networking for Woool, and partially to business taxes attributable to intra-company sales of pre-paid game cards, which was the sole source of our business taxes incurred in 2002;

         - an increase in professional expenses from RMB0.7 million in 2002 to RMB9.2 million (US$1.1 million) in 2003, which reflected professional services received in connection with our restructuring, legal and investment activities and other corporate transactions;

         - an increase in reserves for its staff welfare and bonus fund from RMB0.2 million in 2002 to RMB6.0 (US$0.7 million) in 2003 by Shanda Networking, which represents an obligation to employees.

- We incurred share-based compensation expense of RMB18.2 million (US$2.2 million) in 2003 relating to the issuance of options to purchase 1,537,365 of our ordinary shares that were granted to certain of our managers in December 2003. While we currently have no plans to issue additional options that would result in share-based compensation expense, we may choose to do so in the future. See "-- Critical Accounting Policies -- Share-Based Compensation" and
  note 2r to our consolidated financial statements.

     Income from operations. As a result of the foregoing, our operating income increased 31.1% from RMB162.6 million in 2002 to RMB213.2 million (US$25.8 million) in 2003. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 49.9% in 2002 to 35.5% in 2003.

     Income before minority interests, income tax expenses and extraordinary gain. Our income before minority interests, income tax expenses and extraordinary gain increased 77.3% from RMB162.4 million in 2002 to RMB287.9 million (US$34.8 million) in 2003. This increase was primarily the result of a significant increase in other income, as well as increases in our interest and investment income.

     - Interest income. Our interest income increased from RMB1.1 million in 2002 to RMB7.0 million (US$0.8 million) in 2003. This increase was primarily due to a significant increase in our cash and cash equivalents balances resulting from our sale of preferred shares, cash payments collected from our distributors, retailers and users from the sale of pre-paid game cards and interest earned on our short term loan to a third party.

     - Investment income. Our investment income increased from RMB22,396 in 2002 to RMB6.6 million (US$0.8 million) in 2003, which reflected gains in trading of marketable securities. We intend to discontinue our trading activities upon completion of the offering.

     - Other income (expense). We had other income of RMB61.2 million (US$7.4 million) in 2003, compared to other expense of RMB1.4 million in 2002. Our other income during the year ended December 31, 2003 is primarily attributable to financial incentives of RMB62.9 million (US$7.6 million) we received from a local government authority in China relating to business taxes we paid in the PRC.

     Income tax expenses. Our income tax expenses decreased 19.2% from RMB23.1 million in 2002 to RMB18.6 million (US$2.3 million) and our effective tax rate decreased from 14% in 2002 to 6% in 2003. The decrease in our effective tax rate results primarily from the preferential tax treatment granted to Shengqu, as a software development company, exempting it from payment of enterprise income tax in 2003. The effects of the decrease in our effective tax rate were partially offset by an increase in non-deductible expenses, such as share-based compensation expense incurred by Shanda Interactive Entertainment Limited in 2003.

     Net income. As a result of the foregoing, our net income increased 95.9% from RMB139.3 million in 2002 to RMB272.9 million (US$33.0 million) in 2003.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Revenues. Our revenues increased from RMB4.8 million in 2001 to RMB344.5 million in 2002. This significant increase in revenues was a result of our change in business focus from investments relating to the development and operation of a Chinese language online virtual community to operating online games. Online games revenues grew from RMB4.1 million in 2001 to RMB344.4 million in 2002. Our online games revenues in 2002 was entirely attributable to Mir II. The significant increase in our online games revenues was primarily due to the increasing popularity of Mir II among online game players, which led to a significant increase in our average concurrent users from 43,736 in the last two months of 2001, which reflects the average concurrent users since the commercial launch of Mir II in November 2001, to 278,186 in 2002. Our average revenue per user-hour was RMB0.14 in 2002 compared to RMB0.12 in 2001.

     Net revenues. After taking into account business taxes and related surcharges, our net revenues increased from RMB4.6 million in 2001 to RMB326.2 million in 2002. Business taxes and related surcharges increased from RMB0.3 million in 2001 to RMB18.3 million in 2002.

     Cost of services. Our cost of services increased from RMB2.0 million in 2001 to RMB122.1 million in 2002. This increase was primarily due to increases in our licensing fees for online games, server leasing and maintenance fees, salary and benefits, amortization of upfront online game licensing fees, depreciation of property, equipment and software and manufacturing costs for pre-paid cards, all of which were attributable to the significant increase in our business activity, and related increase in our net revenues, in 2002.

     - Ongoing licensing fees for online games increased from RMB0.7 million in 2001 to RMB84.8 million in 2002. This increase was principally a result of the increase in our revenues attributable to licensed games, all of which was related to Mir II. Ongoing licensing fees for online games accounted for approximately 16.3% and 26.0% of our net revenues in 2001 and 2002, respectively.

     - Amortization of upfront online game licensing fees increased from RMB0.3 million in 2001 to RMB2.0 million in 2002. This increase was primarily due to the amortization of upfront licensing fees related to Mir II for the full year and the licensing of six additional games in late 2002. Amortization of upfront online game licensing fees accounted for approximately 6.9% and 0.6% of our net revenues in 2001 and 2002, respectively. This decrease was primarily due to the significant increase in our net revenues in 2002.

     - Aggregate server leasing fees and server maintenance fees increased from RMB0.2 million in 2001 to RMB17.4 million in 2002. This increase was mainly due to an increase in our user base, which required that we increase the number of our servers. Aggregate server leasing and maintenance fees accounted for approximately 4.8% and 5.3% of our net revenues in 2001 and 2002, respectively.

     - Salary and benefits increased from RMB0.4 million in 2001 to RMB7.7 million in 2002. This increase was principally due to increases in customer service and technical support personnel needed to service our increased user base. Salary and benefits accounted for approximately 9.2% and 2.4% of our net revenues in 2001 and 2002, respectively. This decrease was primarily due to the significant increase in our net revenues in 2002.

     - Depreciation of property, equipment and software was RMB26,430 in 2001 compared to RMB3.1 million in 2002. This increase was principally a result of our acquiring additional servers to meet the needs of our increased user base. Depreciation of property, equipment and software accounted for approximately 0.6% and 0.9% of our net revenues in 2001 and 2002, respectively.

     - Manufacturing costs for pre-paid game cards was RMB21,644 in 2001 compared to RMB4.9 million in 2002. This increase was primarily due to a significant increase in the number of physical pre-paid game cards sold in 2002. Manufacturing costs of our pre-paid game cards accounted for approximately 0.5% and 1.5% of our net revenues in 2001 and 2002, respectively.

     Gross profit. As a result of the foregoing, our gross profit increased from RMB2.6 million in 2001 to RMB204.1 million in 2002. Our gross profit margin increased from 56.7% in 2001 to 62.6% in 2002.

     Operating expenses. Our operating expenses increased from RMB8.9 million in 2001 to RMB41.5 million in 2002. This increase was primarily due to increases in our product development, sales and marketing and general and administrative expenses as a result of the growth of our business in 2002.

     - Our product development expenses increased from RMB1.8 million in 2001 to RMB5.0 million in 2002. This increase was primarily due to an increase in salary and benefits expenses of personnel engaged in the research and development of our products resulting from the increased resources we directed towards the in-house development of online games, as well as an increase in the number of staff focused on localizing and adapting licensed games for the China market. We began in-house game development in 2002.

     - Our sales and marketing expenses increased from RMB2.4 million in 2001 to RMB10.8 million in 2002. This increase was mainly due to the increase in our advertising and promotional expenses from RMB1.4 million in 2001 to RMB8.4 million in 2002, which includes fees relating to our ongoing marketing and promotional efforts, following the commercial launch of Mir II in November 2001.

     - General and administrative expenses increased from RMB4.7 million in 2001 to RMB25.7 million in 2002. This increase was primarily due to an increase in business taxes from RMB0.2 million in 2001 to RMB14.0 million attributable to intra-company sales of pre-paid game cards, as well as an increase in salary and benefits from RMB1.6 million in 2001 to RMB5.8 million in 2002, which was primarily attributable to the increase in the number of our employees engaged in general and administrative work as a result of the growth of our business in 2002.

     Income (loss) from operations. As a result of the foregoing, we had operating income of RMB162.6 million in 2002 compared to an operating loss of RMB6.3 million in 2001. Our operating margin was 49.9% in 2002 compared to negative 139.2% in 2001.

     Income tax benefits (expenses). We had income tax benefits of RMB87,180 in 2001 compared to income tax expenses of RMB23.1 million in 2002. Our income tax benefits in 2001 were primarily due to our incurring a loss before minority interests, income tax expenses and extraordinary gain in 2001. As we had a loss before minority interests, income tax expenses and extraordinary gain in 2001, our effective tax rate in 2001 was negative 1% compared to 14% in 2002. The difference in effective rates related to our loss-making status in 2001, compared to our significant taxable income in 2002, when our effective tax rate approached the 15% enterprise income tax rate applicable to Shanda Networking.

     Minority Interests and extraordinary gain. Minority interests of RMB4.8 million in 2001 related to a predecessor Internet business in which we invested and held a 45.83% interest as of the end of 2000. We acquired the remaining interest in September 2001. The purchase was accounted for as a step acquisition, and we consolidated the financial results of this business' operations in our consolidated financial statements from the beginning of 2001. The business operated at a loss. The loss attributable to the other investor is recognized as minority interest. We also recognized an extraordinary gain of RMB4.5 million in 2001 from the acquisition of this business as the acquisition price was less than the fair value of the net tangible current assets. We subsequently disposed of our entire interest in the joint venture in September 2003.

     Net income. As a result of the foregoing, our net income increased from RMB3.2 million in 2001 to RMB139.3 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS AND WORKING CAPITAL

     To date, we have primarily financed our operations through internally generated cash and the sale of our preferred shares to an investor in March 2003. As of December 31, 2003, we had approximately RMB598.9 million (US$72.4 million) in cash and cash equivalents, of which RMB366.6 million (US$44.3 million) was held by Shanda Networking and its subsidiaries. As of the same date, we did not have any outstanding debt. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of Shanda Networking and its subsidiaries in our consolidated financial statements and we can utilize its cash and cash equivalents in our operations, we do not have direct access to the cash and cash equivalents or future earnings of Shanda Networking. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Shanda Networking that provide us with the substantial ability to control Shanda Networking and its operations.

     The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2001, 2002 and 2003:

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                  -------------------------------------------
                                                   2001        2002              2003
                                                  -------   ----------   --------------------
                                                    RMB        RMB          RMB        US$
                                                                (IN THOUSANDS)
Net cash provided by operating activities.......    759.5    329,139.1   278,355.6   33,631.2
Net cash provided by (used in) investing
  activities....................................  2,251.1   (159,890.2)  (21,515.4)  (2,599.5)
Net cash provided by financing activities.......  1,500.0           --   165,042.3   19,940.6
Net increase in cash and cash equivalents.......  4,510.6    169,248.9   421,882.5   50,972.3
Cash, beginning of year.........................  3,280.5      7,791.1   177,040.0   21,390.2
Cash, end of year...............................  7,791.1    177,040.0   598,922.5   72,362.5

     We had net cash provided by operating activities of RMB278.4 million (US$33.6 million) in 2003. This was primarily attributable to our net income and the increase in deferred revenue, which was partially offset by an increase in upfront licensing fees, as well as decreases in licensing fees payable and taxes payable. Our net cash provided by operating activities was RMB329.1 million in 2002 compared to RMB0.8 million in 2001. This increase in our net cash provided by operating activities was primarily due to the significant increase in our sale of pre-paid game cards, which resulted in increases in our net income and deferred revenues in 2002.

     We had net cash used in investing activities of RMB21.5 million (US$2.6 million) in 2003. This was primarily attributable to our purchase of property, equipment and software which primarily consisted of servers, a loan made by us and the acquisition by Shanda Networking of two subsidiaries, which was partially offset by a decrease in our short-term investments. The loan, in the principal amount of RMB55.9 million (US$6.8 million), was made to an unrelated third party in connection with a potential investment that we did not proceed with. The loan is repayable in full on March 31, 2004 and is unconditionally guaranteed by an affiliate of the borrower. That guaranty is fully cash-collateralized by an equivalent Hong Kong dollar amount we hold in one of our bank accounts. Following repayment of this loan and completion of this offering, we do not expect to make any similar types of loans or provide similar financial assistance to unrelated parties. We had net cash used in investing activities of RMB159.9 million in 2002 compared to net cash provided by investing activities of RMB2.3 million in 2001. Our net cash used in investing activities in 2002 was principally attributable to an increase in our holdings of short-term investments and our purchase of property, equipment and software which primarily consisted of servers and other computer equipment. Our net cash provided by investing activities in 2001 was mainly attributable to an increase in our cash and cash equivalents arising from our completion of the acquisition of a predecessor Internet business, partially offset by our purchase of property, equipment and software, which primarily consisted of servers and other computer equipment.

     We had net cash provided by financing activities of RMB165.0 million (US$19.9 million) in 2003. This was primarily attributable to the proceeds from the sale of our preferred stock to an investor in March 2003, which was partially offset by deemed capital distributions related to the acquisition in March 2003 of substantially all of the business and operations of a related company. We did not engage in any financing activities in 2002. Our net cash provided by financing activities in 2001 was RMB1.5 million, which represented a capital contribution from our founders.

     We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment. In January 2004, we acquired substantially all of the assets of Zona Inc., or Zona, a company engaged in the development and provision of server infrastructure platforms to online game developers and operators. Pursuant to the acquisition agreement, we paid Zona cash consideration of US$0.5 million at the initial closing and are obligated to pay Zona up to an additional US$1.5 million if other conditions are met during the next year. In particular:

     - we have agreed to pay Zona up to an additional US$0.5 million if, after the first anniversary of the closing, Zona's former chairman and president remain employed with us, no infringement claims arise relating to the Terazona software we acquired from Zona, Zona's representations and warranties remain accurate, specified license agreements remain in effect and we do not incur liabilities relating to Zona; and

     - we have agreed to pay Zona an additional US$1.0 million if it obtains consents to the assignment to us of two additional license agreements and other conditions are satisfied, including, among others, the same conditions described above for the US$0.5 million payment as of the payment date, the continued performance of Zona's obligations under the agreement and no adverse changes in applicable law.

     In connection with our acquisition of Zona's assets, we also agreed to provide up to US$2.0 million in bonuses to certain former Zona employees, in installments over the next two years, if those employees meet development milestones relating to the development of the Terazona software program.

RECENT DEVELOPMENTS

     Special Dividend. Our board of directors declared a special cash dividend on March 5, 2004 of US$23.2 million. This special dividend will be payable out of available cash on or about April 12, 2004, subject to regulatory requirements, to our existing shareholders.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     The following table sets forth our contractual obligations as of December 31, 2003:

                                                         PAYMENTS DUE BY PERIOD
                                    ----------------------------------------------------------------
                                                WITHIN
                                     TOTAL      1 YEAR      2005       2006      2007     THEREAFTER
                                    --------   --------   --------   --------   -------   ----------
                                      RMB        RMB        RMB        RMB        RMB        RMB
                                                             (IN THOUSANDS)
Operating lease obligations:
  Office premises.................  26,940.0    7,321.5   10,024.1    9,594.4        --         --
  Computer equipment and others...   4,352.0    4,088.5      263.5         --        --         --
Purchase obligations:
  Leasehold improvements..........   7,561.8    7,426.9      134.9         --        --         --
  Software........................  14,366.9   11,366.9    1,500.0    1,500.0        --         --
  Computer equipment and others...   3,997.8    3,997.8         --         --        --         --
                                    --------   --------   --------   --------   -------    -------
Total contractual obligations.....  57,218.5   34,201.6   11,922.5   11,094.4        --         --
                                    ========   ========   ========   ========   =======    =======

     As of December 31, 2003, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB0.2 million, RMB11.4 million and RMB25.0 million in 2001, 2002 and 2003, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of December 31, 2003, we did not have any material capital lease obligations.

     Apart from the above and the Zona purchase, as of December 31, 2003, we did not have any long-term debt obligations, operating lease obligations or purchase obligations. However, pursuant to the contractual arrangements between Shengqu, Shanda Networking and the shareholders of Shanda Networking, Shengqu has an option, exercisable at such time, if any, as it is legally permissible, to acquire 100% of the equity interest in Shanda Networking for RMB10.0 million or such lower amount as permitted by law. In addition, Shengqu has agreed to indemnify the shareholders of Shanda Networking to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with Shengqu. Furthermore, we have undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. See "Related Party Transactions".

CAPITAL EXPENDITURES

     The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2001   2002   2003
                                                              ----   ----   ----
                                                              (RMB IN MILLIONS)
Total capital expenditures..................................  3.1    33.7   78.2

     Our capital expenditures in 2002 and 2003 principally consisted of purchases of, or investments in, our online game network infrastructure. We expect our capital expenditures in 2004 and 2005 to primarily consist of purchases of additional servers, computer software and equipment. In addition, we expect that our capital expenditures will increase significantly in the future as our online games business continues to develop and expand and as we make technological improvements to our network infrastructure and enter into strategic joint ventures or acquisitions. We also intend to upgrade our financial and accounting systems and infrastructure. In addition to capital expenditures, we have substantial future cash needs for our planned future increases in sales, marketing, promotional and work force expenses.

CORPORATE STRUCTURE

     We are a holding company with no operations of our own. Our operations are primarily conducted through Shanda Networking and our wholly owned subsidiary, Shengqu. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Shanda Networking and dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit the payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Shengqu, Shanda Networking and its subsidiaries are required to set aside at least 10% of their after-tax profit each year to fund a statutory reserve until the reserved amount reaches 50% of the entity's registered capital. In addition, Shanda Networking and each of its subsidiaries are required to set aside at least 5% of their after-tax profit each year for employee welfare and bonus reserves. Although these statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, these reserve funds are not distributable as cash dividends. See note 2u to our consolidated financial statements. In addition, Shengqu and Shanda Networking have entered into certain contractual arrangements pursuant to which Shanda Networking will pay to Shengqu fees for the performance by Shengqu of certain services. However, neither we nor Shengqu owns the equity of Shanda Networking, and, although we consolidate the results of Shanda Networking in our consolidated financial statements and we can utilize its cash and cash equivalents in our operations through our contractual arrangements with Shanda Networking, we do not have direct access to the cash and cash equivalents or future earnings of Shanda Networking. As of December 31, 2003, we had approximately RMB598.9 million (US$72.4 million) in cash and cash equivalents, of which RMB366.6 million (US$44.3 million) was held by Shanda Networking and its subsidiaries.

FOREIGN EXCHANGE

     We maintain our accounts in Renminbi and substantially all of our net revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Japanese yen. Historically, these expenditures have primarily consisted of upfront and ongoing licensing fees. Fluctuations in exchange rates, primarily those involving the U.S. dollar and the Japanese yen, may affect our costs and operating margins. Under the current foreign exchange system in the PRC, our operations in the PRC may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See "Risk Factors -- Risks Relating to the People's Republic of China -- Fluctuations in exchange rates could result in foreign currency exchange losses".

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

     We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

     Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits, investments in fixed deposits with maturity over three months and PRC government and PRC corporate bonds. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

FOREIGN CURRENCY RISK

     Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                       2001     2002         2003
                                                      ------   ------   ---------------
                                                       RMB      RMB      RMB      US$
                                                               (IN THOUSANDS)
Audit fees(1).......................................     --    334.2    2,756.1  333.0
Audit-related fees(2)...............................     --       --     69.9      8.4
Other fees(3).......................................     --       --    517.9     62.6

---------------

(1) Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees". Services comprising the fees disclosed under the category of "Audit-related fees" involve principally limited reviews performed on our consolidated financial statements.

(3) Other fees means the aggregate fees billed for (i) the issuance of an agreed-upon procedures report by our principal auditors to SB Asian Infrastructure Fund L.P., our strategic investor, as part of the due diligence work relating to that entity's purchase of our preferred shares in March 2003 and (ii) compliance and other tax related service.

                                  OUR INDUSTRY

OVERVIEW

     The electronic games industry is broadly divided into offline games and online games. Online games are those in which at least one component must be played through the Internet.

     - Offline games can be played on personal computers, video game consoles, such as Sony's Playstation and Microsoft's Xbox, as well as handheld video game devices, such as Nintendo's Game Boy. The software is generally made available to consumers on a disk or a cartridge. Although some offline games have network features that allow users to play on a peer to peer basis on a local area network or through a publisher's server, usage data are not stored on the servers.

     - Online games currently are predominantly played on personal computers, although they can also be made to be played over various other devices, such as game consoles, handheld devices, personal digital assistants, mobile phones and advanced television set-top boxes. The main part of the game software operates on network servers to which end users have no access, and user data are stored on the servers.

     Online games are broadly classified into three general categories:

     - Massively multiplayer online games (including massively multiplayer online role playing games, or MMORPGs). These games tend to be sophisticated and complex, often requiring a significant time commitment to learn as well as to play. Often, the main game software is large, ranging from hundreds of mega bytes to over one giga byte, and these are stored on the operator's servers. Users must install user-end software, either available on disk or on the game website, on the user device. In China, although the user-end software is typically free, users generally must pay a fee to play the game. Typical genres of massively multiplayer online games include action adventure, martial arts, real time strategy, simulation and sports fantasy. MMORPGs, which is a specific category of massively multiplayer games, are those in which thousands of players can interact with each other, each playing a separate character in a virtual world. Games are typically ongoing, meaning that there is no conclusion in the game story.

     - Casual online games. These games tend to be somewhat less complex and easier to play than massively multiplayer online games. Users must also download user-end software from the game website. Casual games are typically session based, meaning that a game can be played to a conclusion within a short period of time. Generally fewer than ten players may interact online in a casual game. Casual games typically have graphics that are more sophisticated than web games but much less sophisticated than MMORPGs.

     - Web games. Web games are the least complex form of online games, and typically include cards, chess, trivia and other parlor games. Web games do not have sophisticated graphics, and generally no downloading of software is necessary to play these games. Web games are typically free of charge, and operators of web games typically sell web banners and other forms of advertisements to generate revenues.

     We operate both massively multiplayer online games as well as casual online games. We also operate a number of web games which are not material to our business.

GROWTH OF THE ONLINE GAMES INDUSTRY AND KEY SUCCESS FACTORS

     Global. According to a report titled "The Online Game Market 2003" published by DFC Intelligence, an international market research and consulting firm focused on interactive entertainment and video games, streaming media and interactive television markets, the worldwide online games market will grow from US$875 million in 2002 to over US$5 billion by 2008. The report forecasts that the usage of online games will reach 35 billion hours by 2008, an increase of 450% from 2002.

     Asia. Asia is the largest online games market in the world. Within Asia, we believe China's online games market has the greatest potential for growth due to its large, relatively young and increasingly wealthy population, as well as the relative lack of other forms of entertainment in the predominantly state owned media sector, among other factors. The following table sets forth market size in terms of subscription revenue of online games in 2002 for certain selected regions.

                                                                 MARKET
                                                                  SIZE
MARKET                                                            2002
------                                                        ------------
                                                              (IN MILLIONS
                                                                OF US$)
China.......................................................     109.9
Korea.......................................................     289.5
Rest of Asia(1).............................................     193.0
North America...............................................     208.2

---------------

(1) Includes only Hong Kong, Taiwan, Singapore, Malaysia and Australia.

Source: IDC estimates dated December 2003 for China and IDC estimates dated
        April 2003 for Korea, the rest of Asia and North America.

     China. The following chart sets forth the projected online game market size and annual growth rates in China for the period from 2002 to 2007, according to IDC estimates dated December 2003:

              PRC ONLINE GAME MARKET SIZE AND GROWTH 2002-2007(1)

[BAR CHART]

                                                                ANNUAL       MARKET SIZE
YEAR                                                          GROWTH RATE   (US$ MILLIONS)
2002                                                             187.6%         110.00
2003                                                              45.8%         159.00
2004                                                              64.3%         262.00
2005                                                              53.5%         402.00
2006                                                              45.2%         584.00
2007                                                              38.6%         810.00

---------------

(1) Direct expenditures on online games by paying users, including subscriptions and usage fees, but not including Internet connection charges, telecommunications charges, or purchases of associated software and materials.

(2) The December 2003 report by IDC presented the market size data in RMB. We translated these RMB amounts into U.S. dollars at a rate of RMB8.2767 to US$1.00, the noon buying rate on December 31, 2003.

Source: IDC December 2003

     By comparison China's total movie box office receipts were approximately US$117 million in 2002.

     We believe that the success of the online games industry generally, and its success in China in particular, can be attributed to factors that have made online games both a popular form of entertainment for users, as well as a strong business model for operators. These factors include the following:

Growing Popularity of the Internet as a Source of Entertainment for Users

     As a result of its growing popularity, an increasing number of users are looking beyond traditional media to the Internet as a source of entertainment. In China in particular, we believe that the Internet, including online games, provides an attractive alternative form of entertainment, particularly for young people, to predominantly state-owned traditional forms of media. For the same reason, the small to medium-sized cities and townships, where alternative forms of entertainment are often limited, are important markets for online games.

Low Entry Cost and Convenience of Play for Users

     The entry cost for users to play online games is relatively low. Players generally do not need to incur upfront costs for the purchase of game software. While a hardware device, such as a personal computer, is required, users in China tend to play games at Internet cafes and pay only subscription or airtime charges. The proliferation of Internet Cafes throughout China also provide convenient venues for users. There is a strong Internet cafe culture in many cities and towns across China. Although the household Internet penetration rate in China is very low, Internet cafes offer an affordable means of getting online for a large number of Internet users in China, especially young people. As a result, Internet cafes have become important social venues for many young people in China. According to an April 2003 IDC report, 82.4% of online game players have accessed the Internet in public access locations, particularly Internet cafes, while only 62.4% of online game players have used household connections. The strong Internet cafe culture in China further enhances the "community effect" of massive multiplayer online games.

High Degree of User Loyalty and Stickiness

     The interactive nature of online games create a strong community effect, leading to a high degree of user loyalty. For MMORPGs in particular, players accumulate features and advance in levels over time, and users develop a virtual social network with other players. As each player plays a different role, certain actions can only be achieved by forming a group with others that have complementary features or characteristics. Players tend to keep playing the same game as long as their friends (virtual or real) remain in the game. In addition, the frequent introduction of new game maps, characters, weapons, or other features by operators creates a gaming environment that remains dynamic. Players also devote a significant amount of time to develop the skills required to play a game and to progress in a game. As a result, MMORPGs tend to have a high degree of user stickiness, which means that users tend to spend longer amounts of time at MMORPG websites than at other Internet websites. According to an April 2003 IDC report, 49% of online game players in China spent more than 20 hours per month playing online games.

Effective Solution to Mitigate Piracy Problems for the Game Operators in Asia

     Developers of offline games rely on licensing game software for their primary of revenue. As software is generally made available on a disk or cartridge, it is easily copied and distributed illegally. Accordingly, the problem of software piracy has significantly affected the growth of offline games in China. By contrast, the main part of online game software operates on network servers to which the public does not have access, and user-end software is usually distributed without charge. As a result, software piracy generally does not pose a serious threat to the online game industry.

Ability of Operators to Track and Analyze Usage Behavior

     Operators of online games have direct access to user profiles and can easily track usage patterns. In addition, online games operators can also receive direct feedback from users through other channels, such as monitoring issues and comments posted by users on the bulletin boards at the operators' websites and conducting online user surveys. This allows online games operators to analyze the changing needs of users, adjust games and game features to suit user tastes in a timely manner and target certain user groups for related products and services.

Highly Scalable Business Model for Operators

     From a game operator's perspective, following the establishment of the initial network and distribution infrastructure, and after the sourcing of games, online game revenues can generally be substantially increased without significant additional costs, which makes the business model highly scalable. In particular, apart from adding and maintaining the servers used to operate the games, typically only a limited amount of additional capital expenditure is required. In addition, aside from physical game cards, there are very limited logistical demands associated with the distribution of online games. Online distribution systems, including Shanda's e-sales system, could further reduce the distribution logistics of game cards.

INDUSTRY TRENDS

     In addition to the factors discussed above, we believe that the following factors will contribute to the continuing future growth of the online games industry in China.

Growth of Internet, Personal Computer and Broadband Usage

     The three main infrastructure factors that would help to drive online game development are Internet usage, penetration of personal computers, or PCs, and broadband adoption. In each case, China is starting from a relatively underdeveloped base, but is expected to experience significant future growth.

     According to IDC, Internet penetration, which refers to the percent of Internet users in the total population, was at 3.6% at the end of 2002, representing 46.3 million Internet users, but is expected to reach 20.3% penetration rate, or 269.3 million Internet users in 2007. IDC estimates that, as of the end of 2003, 19% of Internet users in China were online game players.

     Similarly, according to IDC, while China is already the world's largest PC market in terms of annual shipped units, significant growth is expected to continue.

     Furthermore, the connection speeds offered by broadband could enhance the online games experience. According to IDC, China's broadband market is expected to grow from only 9.8 million subscribers in 2003 to 33.6 million subscribers in 2008. We believe that as more attractive content is made available in China, including online games, the demand for greater broadband access will increase the pace of broadband development. This in turn could further drive the growth of the online games industry in China.

Recent Government Support

     Recent measures adopted by PRC government agencies or sponsored institutions support the online industry through funding for research of game-related technologies, sponsorship of online industry conferences, and the establishment of an online industry association under the State Press and Publications Administration. In particular, in 2003, the Chinese Academy of Sciences, a government sponsored institution, developed a National High-Tech Research and Development Plan for science and technology development for the next five years. The plan lists online gaming as a special research field of interactive information technology and application and has allocated funding for the development of games by domestic companies.

             PROJECTION OF BROADBAND SUBSCRIBERS IN CHINA 2003-2008

                                  [BAR CHART]

YEAR               BROADBAND SUBSCRIBERS (MILLIONS)
2003                               9.8
2004                              14.5
2005                              19.6
2006                                24
2007                              28.7
2008                              33.6

Source: IDC

Advances in Game Development Technologies and Increase in Variety of Games

     As the online games industry is relatively young, game development technologies are evolving quickly. Advances in graphics and design, as well as the novelty and complexity of games themselves, will enable game developers to more specifically target particular groups of people with new product offerings. These types of technological developments will enhance game developers' abilities to offer an expanding range of attractive games to a broader demographic base of users. Furthermore, while overseas-developed games account for a majority of the online games in China, we believe that the number of locally developed online games will increase in the future as local operators acquire online games development technologies and expertise. The increase in locally developed games, we believe, will further drive the growth of the market by making available more content that is tailored specifically to local tastes.

Potential Emergence of Alternative Platforms for Online Games

     We believe that increasing penetration of Internet and broadband usage would help advance developments in other online game delivery platforms, including online game consoles, mobile phones and interactive television, or iTV. According to a report titled "The Online Game Market 2003" published by DFC Intelligence, the installed base of online-capable video game systems will exceed 100 million worldwide by 2008. The latest generation of game consoles for example, are technologically capable of hosting online game platforms through embedded or add-on connectivity. Similarly, many hardware manufacturers in China are developing television set-top boxes that are potentially capable of hosting online games through a broadband connection. While a number of key issues remain to be addressed, including the development of multi-platform content, we believe that online game consoles, which can be marketed at costs significantly lower than PCs, have the potential of significantly advancing the penetration of online games in households in China.

FUTURE OF THE GAMES INDUSTRY

     With the success of the online games industry in Asia generally, the potential for China's online games market and the industry trends which have been evolving, we believe that the following principles are likely to characterize the future of the online games industry in China:

     - the number of online games players will continue to increase for the foreseeable future, and, as game offerings increase in number and expand in range, the demographic profiles of users will broaden;

     - consumer behavior and games-related social patterns will evolve, such that online games become a more mainstream leisure activity, with a more mature "culture"; and

     - aided by technological advances and continued overall socioeconomic development, as well as broadening demographics, wider social acceptance and recognition and support from PRC government agencies and sponsored institutions, the online games industry in China will grow beyond the Internet cafes to include substantial audiences playing games on home computers, online games consoles and other new delivery platforms.

                                    BUSINESS

OVERVIEW

     We are the largest operator of online games in China in terms of estimated 2003 game revenues, according to IDC. We offer a portfolio of online games that users play over the Internet. The games that we operate are licensed to us by third-parties or developed by us in-house.

     In the first quarter of 2004, our commercially launched games had approximately 1.4 million peak concurrent users, 931,570 average concurrent users, and approximately 11.2 million active paying accounts (excluding BNB). Our portfolio of games includes Mir II, which is the most popular online game in China according to users surveyed by IDC, Woool, the first online game that we have developed in-house, and BNB, which was the highest ranked casual game in IDC's survey of the top 10 most popular online games in China for 2003. According to the same survey, these three games ranked among the top five most popular online games in China for 2003, ranking first, fourth and fifth, respectively. The survey was conducted by IDC through the Internet, traditional media and mobile phones in connection with its research report "China Online Gaming Market Analysis 2003-2008". Over 173,000 participants responded to IDC's survey.

     In December 1999, Tianqiao Chen and Danian Chen established our business, which initially focused on investments relating to the development and operation of a Chinese language online virtual community. In November 2001, we commercially launched Mir II, our first massively multiplayer online role-playing game, or MMORPG. In October 2003, we launched Woool. Currently, we commercially operate five online games, and we expect to launch six additional games in 2004, including four MMORPGs and two casual games.

     Our MMORPGs allow thousands of users to interact with one another in a virtual world by assuming ongoing roles or characters with different features. The interactive and group-oriented nature of these games means that the large size of our user base significantly contributes to retaining our current users and attracting new users. These features allow our games to attract a high degree of user loyalty as the games require a significant amount of time to learn and master.

     We have experienced significant revenue, earnings and user growth since the commercial launch of our first MMORPG. Our net revenues increased by 83.9% to RMB600.0 million (US$72.5 million) in 2003 from RMB326.2 million in 2002. In addition, our net income increased by 95.9% to RMB272.9 million (US$33.0 million) in 2003 from RMB139.3 million in 2002. The graph below illustrates the growth of peak and average concurrent users of all of our commercially launched games since November 28, 2001, the date we commercially launched our first online game.

                                  [BAR CHART]

                                                                  AVERAGE
                                                                CONCURRENT        PEAK CONCURRENT
YEAR                                               QUARTER   USERS (THOUSANDS)   USERS (THOUSANDS)
2001                                                  1               44                   72
2002                                                  1           112.00               229.00
                                                      2           249.00               415.00
                                                      3           359.00               620.00
                                                      4           389.00               627.00
2003                                                  1           375.00               598.00
                                                      2           402.00               693.00
                                                      3           504.00               794.00
                                                      4           701.00              1186.00
2004                                                  1           932.00              1419.00

---------------
(1) From November 28, 2001, the date we commercially launched our first online game.

     Our principal source of revenue is the fees paid by users to play our online games. Our users generally purchase pre-paid game cards, which are sold in virtual and physical form, to obtain access codes and passwords to play our games. We offer our users two purchase options: hourly usage, for a price per hour from RMB0.28 (US$0.03) to RMB0.55 (US$0.07), and unlimited access for a period of time, generally from two days to 30 days, for a price from RMB5 (US$0.60) to RMB45 (US$5.44) depending on the game. The usage and price options differ among our various games. We have built a nationwide distribution and payment network in China's online games industry for the sale of our pre-paid game cards.

     Prior to October 2003, we licensed all of our online games from overseas developers, and localized these games for the China market. Beginning in the first half of 2002, we devoted substantial resources to establishing and expanding our in-house game development capability. In October 2003, we launched Woool, which is now our second most popular game in terms of revenues. In mid-February 2004, we launched another in-house developed game, The Sign, for open beta testing. We intend to continue diversifying our online game portfolio by developing additional games internally to complement our game licensing activities.

OUR STRENGTHS AND STRATEGIES

     We have used and it is our plan to continue to use our strengths to diversify our product offerings and to enter other lines of business. To date, we have:

     - broadened our offering of games, including developing games in-house through our own research and development center;

     - developed and expanded our distribution network, including the introduction of our own pre-paid virtual card (e-sales) distribution system, which allows us to allocate access codes and passwords to our users electronically;

     - expanded our technology infrastructure and established an extensive customer service system; and

     - established our brand reputation through positive user experience associated with our successful games and the services we provide.

     We believe these strengths position us well to expand our business and capture growth opportunities in the online games market. Our objective is to maintain and enhance our position in the online games industry in China, in terms of the number of users, revenue and profits. Our strategy to achieve this objective includes expanding our content and revenues streams, while further enhancing our operational platform.

OUR STRENGTHS

Large Community of Users and Highly Scalable Business

     As players of online games, especially MMORPG game players, are typically more attracted to a game environment where they can interact with many other players, the size of our user base significantly contributes to retaining our current users and attracting new users, and provides a solid platform for us to introduce new games through cross-marketing. We believe that we are an attractive prospective licensee for game developers as we have successfully established our brand recognition among existing online game players and we can effectively market new online games to our large user base.

     In addition, we collect and control data relating to user profiles and usage patterns, which enables us to closely follow and react to market trends. Furthermore, our business model is highly "scalable", which means additional users can be accommodated and revenues generated without significant costs other than server purchasing or leasing costs.

Strong Operations

     We believe that the popularity of the online games that we operate is attributable to our operational infrastructure and the services we offer that enhance our users' game playing experience, in addition to our games' quality or features. We believe that one of our key strengths is our overall integrated operations and offered services, which encompass dedicated product management for each game, strong localization capability, content development expertise, a variety of marketing channels, a multi-channel customer service network, our technology infrastructure, and an efficient distribution and payment system. We also directly control customer interaction through our data center and control account transfers within our e-sales system.

     We believe our integrated operations and services allow us to capture more value in different aspects of the business, and allow us to compete effectively against other operators. Some key aspects of our operational strengths are described below:

     - Dedicated Product Management. We have a dedicated product management team for each of our games, which is responsible for forming operational plans before the launch of any game, coordinating internal resources, and managing the game's virtual community on an hour-by-hour basis.

     - Strong Localization and In-House Development Capabilities. Our understanding of the China market has allowed us to successfully localize foreign games culturally and technologically for our users. In addition, we believe that we are one of the few game operators in China that have in-house game development capability. We have also made a number of strategic acquisitions of game development companies. Our in-house game development capabilities allow us to broaden the offering of games that are more tailored to the tastes of users in China, while reducing licensing fee payments.

     - Large Network Capacity and Developed Customer Support Infrastructure. We operate our game portfolio through a network of approximately 9,500 servers located throughout China, which is capable of supporting up to
       3.4 million concurrent users. In addition, we have developed an extensive multi-channel customer service system operated by a dedicated team of over 220 employees. We believe that our customer support infrastructure enhances user loyalty and allows us to better understand our users' behavior and needs.

     - Nationwide Distribution and Payment System. We have developed a nationwide distribution and payment system for our pre-paid game cards. We estimate that this system includes over 317,000 retail points of sale throughout China. In addition, we utilize the nationwide reach of this network to market new products and services.

Experienced and Innovative Management

     We have an experienced and innovative management team. Our management's experience in the online game industry in China enables our management team to effectively position our company to take advantage of the emerging market trends in this market. Moreover, the entrepreneurship, leadership and vision of our management team, which is lead by our chief executive officer, Tianqiao Chen, have helped us to build our online games business from a start-up company to the largest operator of online games in China in terms of game revenues in less than three years.

OUR STRATEGIES

Broaden our Game Offerings

     We intend to use approximately US$65 million of the net proceeds of this offering to continue broadening our game offerings through in-house development, strategic joint ventures or alliances, acquisitions and additional licensing arrangements.

         In-house Development. We intend to continue devoting significant resources to the research and development of our own games. In particular, we plan to make additional investments in, and significantly expand the size and capabilities of, our games research and development center. We recently acquired substantially all of the game development assets of Zona Inc., a company engaged in the development and provision of server infrastructure platforms to online game developers and operators. See note 18 to our consolidated financial statements. We also intend to launch four new internally developed games in 2004, including three MMORPGs. Furthermore, we are working with owners of certain copyrighted products, such as popular cartoon series and martial arts titles, in order to develop games based on popular stories and characters.

         Strategic Joint Ventures or Alliances. We are seeking to establish strategic joint ventures and other forms of alliances with leading international media and entertainment companies for the joint development or sourcing of games or original content that could be tailored to the tastes of users in China.

         Acquisitions. We intend to acquire online game development studios, both in China and abroad, to access attractive content and available talent. Although we have no current agreements or understandings to acquire any development studios, we believe that attractive acquisition opportunities exist.

         Licensing. Licensing of games will continue to be an important means of expanding our game portfolio. Because of our industry leading position in China, we believe that we can offer developers a more attractive operational and distribution platform than our competitors, and we intend to obtain exclusive licenses to a broader range of attractive games.

Enhance Operational Platform

     We intend to use approximately US$25 million of the net proceeds of this offering to enhance our operational systems through additional investments in our technology infrastructure. While we believe that we have the leading technology infrastructure, billing systems and distribution platform in the online games industry in China, we seek to make enhancements that will, among other things, improve our ability to sell our products, as well as improve the user experience and reliability of our network.

         Centralized User Platform. We intend to centralize our user billing and verification system such that users will be able to have a single Shanda account to play all of our games. This will not only enhance the user experience, but would also permit us to cross-sell other games more effectively as users will no longer be required to maintain multiple accounts. We also believe we will be able to track the habits and trends of our users more effectively and to aggregate data that could be useful in selling more of our other services.

         Game Testing and Evaluation Center. We plan to establish a game testing and evaluation center that will allow us to evaluate more thoroughly and systematically the technological performance of internally developed and licensed games, and to anticipate and respond more effectively to threats to the technological integrity of our existing games, such as cheating and hacking programs.

         Internet Data Center Management System. We plan to build a centralized Internet data center management system that will allow us to better coordinate the operations and allocate the resources of our network of servers located throughout China. We believe this will enhance the reliability of our network. See "-- Technology Infrastructure".

         Centralized Internet Cafe Management Platform. We intend to establish a centralized proprietary reporting and communications portal for use by Internet cafes. This system would permit us to provide better information to the Internet cafes about our games, including new promotions, features and events, which will allow these Internet cafes in turn to be more effective in marketing our games to their customers. This system would also allow us to gather more data from the Internet cafes about usage trends and other issues in the online game market.

Expand and Diversify Our Sources of Revenues

     We plan to use our user base, distribution and payment platform and other strengths to expand and diversify our sources of revenue. In addition, we believe that our strengths will allow us to expand into other businesses that complement our current online game business or that we believe may benefit us in terms of user base or products or content offering. Some examples may include the following:

     Advertising. We believe that our large community of users and the popularity of our game websites provide an opportunity for us to generate advertising revenues. Currently, we intend to sell banner advertising mainly on the websites that provide information on the features of our games, rather than on page in the game environment. According to Alexa Internet Inc., a subsidiary of Amazon.com Inc. that provides Internet traffic tracking services, four of our game information websites ranked among the top 100 most popular simplified Chinese language websites worldwide based on an index that takes into account pageviews and number of users, measured by Alexa over a three month period.

     Game Content Related Publications. Our games and our game characters attract a significant following. We have begun to market game related publications, such as game manuals and magazines, and other related products based on our games and game characters. We market the merchandise through the same retail and Internet distribution points through which we market our pre-paid game cards. We also intend to begin offering these products online through our game sites, and use our existing payment system to allow users to pay for merchandise through deductions from their pre-paid accounts.

     Game Licensing. We may explore opportunities to selectively license our in-house developed games to markets outside of China.

Explore Delivery of Online Entertainment Over Other Platforms

     Currently, our games are mainly played on personal computers at Internet cafes. We believe that technological developments will likely render the delivery of games over other platforms, including online game consoles, commercially practicable. See "Industry -- Industry Trends". The current generation of game consoles and set-top boxes under development, for example, may be capable of hosting online game platforms at costs that may be significantly lower than personal computers. These developments could make online games more readily affordable to a broader segment of consumers, and could increase the proliferation of online games in households. We believe that we are well-positioned to take advantage of opportunities to deliver our games and other online entertainment offerings through other platforms. We intend to work closely with hardware developers and telecommunications services providers to explore these opportunities, and plan to devote a portion of our resources to research and development in this area. See "Use of Proceeds".

OUR PRODUCTS AND SERVICES

     We have developed websites dedicated to each of our online games. Each game's website provides detailed information and updates on that game and on the products and services we offer in connection with that game. A user can download free of charge the user-end software for that game from the website. After the user-end software is installed, a user can set up a user account and password for the game, and then access and play the game.

     For each of the massively multiplayer online games that we currently offer, users must add value to their accounts with a pre-paid game card to play a game beyond the initial training stage.

Each of the casual games we currently offer allows users to access and play its basic functions without making any payment, but requires payment before users may access premium game features.

OUR GAMES

     We currently commercially offer three massively multiplayer online games and two casual games. In mid-February 2004, we launched another game, The Sign, for open beta testing. Including The Sign, we plan to commercially launch six new online games in 2004, including four MMORPGs and two casual games. The personal computer configurations required to run our games are lower than many other online games available in the United States, which facilitates the expansion of our user base until personal computer upgrades in China become more prevalent.

Our MMORPGs

     Our MMORPGs are action-adventure based, and draw upon martial arts or combat themes. Each MMORPG creates a virtual world within which thousands of players can interact with one another in the game. Typical features of our MMORPGs include the following:

     - players may assume the ongoing role, or alter-ego, of a particular game character, each with different strengths and weaknesses;

     - each game character may gain experience and collect certain game features, such as weapons and points, which increases the status of the game character and, in the process, builds a strong game identity; the variety of features that are available means that a player is unlikely to "meet" anyone in the virtual world exactly like his or her game character;

     - although each game character may be unique, groups of players may, and often must, form teams or alliances to fulfill certain game objectives;

     - game features may be "traded" or "sold" within the game, and game characters may take on life-like social experiences such as getting married and forming master/disciple relationships with other players. In addition, players may communicate with each other through our instant messaging service or our chat room during the game;

     - special events are held from time to time to stimulate group interest, such as "fortress raids" where players are encouraged to form groups and rush a certain fortress within a specified period of time; and

     - the game is ultimately never won or lost, but is instead continuing, through a game story that does not have a natural ending.

     We believe that these features facilitate the development of user loyalty to our games, to online communities among users and, ultimately, to us. Mir II and Woool are the most popular games in our game portfolio in terms of revenues. In the first quarter of 2004, the average concurrent users for Mir II and Woool were 440,806 and 240,395, respectively.

     In preparation for commercial launch of a new game, we conduct "closed beta testing" of the game to eliminate technical problems, which is followed by "open beta testing" in which we allow our registered users to play without charge in open market conditions to ensure performance consistency and stability of operation systems.

     The following table summarizes the MMORPGs or other massively multiplayer online games that we are currently offering or are in the process of performing closed or open beta testing.

                                                                               DATE OF COMMERCIAL
GAME                         DESCRIPTION                GAME SOURCE            LAUNCH/TESTING
----                         -----------                -----------            ------------------
Mir II.....................  Martial arts adventure     Licensed               Commercial launch
                                                                               November 2001
Woool......................  Martial arts adventure     In-house developed     Commercial launch
                                                                               October 2003
Tactical Commanders........  Science fiction strategy   Licensed               Commercial launch
                                                                               June 2003
The Sign...................  Martial arts adventure     In-house developed     Currently in open
                                                                               beta testing
The Age....................  Society simulation         In-house developed     Currently in
                                                                               closed beta
                                                                               testing

     We launched our fourth MMORPG, The Sign, which we developed in-house, for open beta testing on February 18, 2004. In the first 30 days after the launch, The Sign had a total of 45,705 peak concurrent users and 18,430 average concurrent users. We intend to launch our fifth MMORPG, The Age, for open beta testing during the second quarter of 2004.

     In total we plan to commercially launch approximately four new MMORPGs in 2004, including The Sign, The Age and Magical Land, which we are developing or have developed in-house, and D.O, which is licensed. Some of the games that we are testing or are developing in-house have been partially developed by studios that we have acquired in 2003.

     Our users purchase game cards that permit them to play for a fixed number of hours or for an unlimited amount of playtime within a specified number of days. The two most significant factors that affect our net revenues from these games are our total user-hours, which we calculate based on the number of our average concurrent users, and average net revenue per user-hour. The following table sets forth certain operating statistics for the massively multiplayer online games that we are currently operating.

                                                           THE FOURTH QUARTER    THE FIRST QUARTER
                                                                OF 2003               OF 2004
                                                           ------------------    ------------------
Mir II
       Active Paying Accts(1)............................                            7,630,876
       Peak Concurrent Users(2)..........................       571,515                576,105
       Avg. Concurrent Users(3)..........................       384,659                440,806
       Average Revenue Per User-Hour RMB(4)..............          0.16                   0.14
                                                                -------              ---------
Woool
       Active Paying Accts(1)............................                            2,703,743
       Peak Concurrent Users(2)..........................       290,322                368,696
       Avg. Concurrent Users(3)..........................       162,993                240,395
       Average Revenue Per User-Hour RMB(4)..............          0.14                   0.14
                                                                -------              ---------
Tactical Commanders
       Active Paying Accts(1)............................                               53,108
       Peak Concurrent Users(2)..........................         3,019                  3,762
       Avg. Concurrent Users(3)..........................         1,493                  1,547
       Average Revenue Per User-Hour RMB(4)..............          0.22                   0.23
                                                                =======              =========

---------------
(1) Active paying accounts for any period are those accounts in which pre-paid playtime has been used during that period.

(2) In measuring peak concurrent users of a particular game, we determine the number of users logged on to that game at one minute intervals and then average that data every five minutes. The highest among the average data for each five minute interval during a particular period is the number of peak concurrent users for that period.

(3) In measuring average concurrent users of a particular game, we determine the number of users logged on to that game at one minute intervals, then average that data over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period.

(4) Our average revenue per user-hour for a period is our revenues, which are net of distribution discounts, for the period divided by the total number of user-hours in such period. The total number of user-hours for a period is equal to the average concurrent users for that period multiplied by the number of hours in that period.

     Due to their strong community effect, our massively multiplayer online games tend to develop significant user loyalty and stickiness. This will allow us to use our existing games to cross-sell new games without negatively impacting the popularity of the existing games. The following charts illustrate the average concurrent usage levels of our MMORPGs since November 28, 2001, the date that we commercially launched Mir II.

                      AVERAGE CONCURRENT USERS -- MMORPGS

                                  [LINE PLOT]

                                                         MIR II                       WOOOL                       TOTAL
                                                         ------                       -----                       -----
11/1/2001                                                 25484                                                   25484
12/1/2001                                                 45502                                                   45502
1/1/2002                                                  75684                                                   75684
2/1/2002                                                 106444                                                  106444
3/1/2002                                                 152990                                                  152990
4/1/2002                                                 194920                                                  194920
5/1/2002                                                 262449                                                  262449
6/1/2002                                                 287676                                                  287676
7/1/2002                                                 329873                                                  329873
8/1/2002                                                 363748                                                  363748
9/1/2002                                                 383999                                                  383999
10/1/2002                                                419646                                                  419646
11/1/2002                                                379467                                                  379467
12/1/2002                                                369013                                                  369013
1/1/2003                                                 356810                                                  356810
2/1/2003                                                 360576                                                  360576
3/1/2003                                                 407237                                                  407237
4/1/2003                                                 414793                                                  414793
5/1/2003                                                 318922                                                  318922
6/1/2003                                                 428309                                                  428309
7/1/2003                                                 439625                                                  439625
8/1/2003                                                 393439                                                  393439
9/1/2003                                                 368073                                                  368073
10/1/2003                                                384041                      130739                      514780
11/1/2003                                                392618                      157000                      549618
12/1/2003                                                377574                      183360                      560934
1/1/2004                                                 426960                      199195                      626155
2/1/2004                                                 435506                      244371                      679877
3/1/2004                                                 459610                      277876                      737486

Our Casual Games

     Casual games are easier to play than massively multiplayer online games. Casual games are typically session based, meaning that a game can be played to a conclusion within a short period of time. Generally, fewer than ten players may interact online in a casual game.

     Although we currently charge users only for accessing premium features in our casual games, they are an important component of our overall growth strategy. We believe BNB users have gradually become accustomed to accessing and paying for the premium features of the game, resulting in an increase in the percentage of our revenues derived from BNB in the first quarter of 2004. In addition, casual games attract a broader range of users, as well as more home users, than

MMORPGs. As a result, our casual games provide us with certain benefits and opportunities not typically available through MMORPGs, such as:

     - casual games, due to their lower level of complexity and typically shorter duration, provide less-experienced online games players with a means to become familiar with both game playing and the online games culture without making substantial commitments of time and resources;

     - because casual games players do not typically pay usage fees for playtime, they are generally more willing to accept, and therefore more receptive to, the inclusion of paid advertising in the game environment; and

     - casual games are well-suited to use at home, due to their shorter duration and reduced demand for a player's full attention for prolonged periods, as compared to MMORPGs; as a result, we believe that casual games may contribute to the expansion of the online games culture beyond the Internet cafes and into the users' homes.

     We intend to build and launch a casual game platform portal as a foundation for our intended consolidated user platform, where users will be able to access all of our games from a single point. We intend to utilize our casual game platform to generate additional revenues by delivering advertising within the game or on the game portal, cross-promoting other products and services we offer, extending our casual games to other platforms, such as online game consoles, mobile phones and interactive televisions, and expanding into other media content offerings to home users.

     The following table summarizes the casual games that we currently offer.

                                                                       DATE OF COMMERCIAL
GAME                              DESCRIPTION            GAME SOURCE   LAUNCH/TESTING
----                              -----------            -----------   ------------------
Fortress II.....................  Tank combat            Licensed      Commercial launch
                                                                       March 2003
BNB.............................  Bomb-dropping battle   Licensed      Commercial launch
                                                                       August 2003

     In addition to the above games, we are in the process of developing one casual game in-house and have two additional licensed casual games. We plan to launch two casual games in 2004, including Three Kingdoms, which we are developing in-house.

     The following table sets forth certain operating statistics for the casual games that we currently offer.

                                                              THE FOURTH QUARTER   THE FIRST QUARTER
                                                                   OF 2003              OF 2004
                                                              ------------------   -----------------
BNB(1)
      Peak Concurrent Users(2)..............................       368,367              503,002
      Avg. Concurrent Users(3)..............................       149,117              245,708

Fortress II(4)
      Active Paying Accts(5)................................                            794,311
      Peak Concurrent Users(2)..............................         8,689                7,103
      Avg. Concurrent Users(3)..............................         4,289                3,114
      Average Revenue Per User-Hour (RMB)(6)................          0.11                 0.13

---------------
(1) We do not charge BNB users based on their consumption of playtime. Therefore, no data is available for active paying accounts or average revenue per user-hour with respect to BNB. BNB users can play the game without any payment, but they are encouraged to purchase "game points" from us, which can be used to acquire premium features in the game that enhance the users' experience.

(2) In measuring peak concurrent users of a particular game, we determine the number of users logged on to that game at one minute intervals and then average that data every five minutes. The highest among the average data for each five minute interval during a particular period is the number of peak concurrent users for that period.

(3) In measuring average concurrent users of a particular game, we determine the number of users logged on to that game at one minute intervals, then average that data over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period.

(4) Fortress II users can play the basic functions of the game without making any payment, but must purchase playtime from us to access premium game features during the purchased playtime.

(5) Active paying accounts for any period are those accounts in which pre-paid playtime has been used in that period.

(6) Our average revenue per user-hour for a period is our revenues, which are net of distribution discounts, for the period divided by the total number of user-hours in such period. The total number of user-hours for a period is equal to the average concurrent users for that period multiplied by the number of hours in that period.

OUR GAME RELATED PRODUCTS AND SERVICES

Short Messaging Service

     We have entered into arrangements with China Mobile and China Unicom, the primary mobile telecommunications operators in China, to offer in-game and out-of-game SMS, as well as certain wireless SMS games. In addition to providing a supplemental source of revenue, we believe that SMS helps to enhance the user experience, generate a strong sense of community among users, and serve as an additional marketing tool.

     Our in-game SMS, which we offer in Woool, enables our online game users to communicate with mobile phone users from their game screen by sending and receiving short messages. Since we launched this service in September 2003, approximately 24.1 million in-game messages have been sent or received. We intend to commercially launch in-game SMS for other online games in future periods. Our out-of game SMS enables users of BNB and Fortress II, two of our casual games, to acquire certain in-game equipment and other features by sending short messages to us from their mobile phones. In addition, we offer nine SMS games to mobile phone users.

     The fees for short messages sent by a user from within our games are deducted from the user's game account. The fees for messages sent by mobile phone users (whether to an in-game player, using out-of-game SMS, or while playing SMS games) are included in the user's mobile phone bill and collected by the mobile telecommunications operators. The mobile telecommunications operators forward the fees to us after deducting their service charges. In 2003, we recognized net revenues with respect to over 48.5 million SMS messages.

Mobile Phone-Based Online Games

     In January 2003, we acquired a majority interest in Shengzhen Fenglin Huoshan Computer Technology Co., Ltd., or Fenglin Huoshan for RMB5.0 million (US$0.6 million). Fenglin Huoshan has developed 13 wireless games. In January 2004, we acquired a 35% equity interest in Beijing Digital Red Software Application Technology Co., Ltd., or Digital Red, for RMB6.0 million (US$0.7 million). In connection with our investment, we also acquired rights to distribute Digital Red's wireless games in China. Both Fenglin Huoshan and Digital Red are developers of interactive mobile phone games. We believe that China is a very attractive market for the delivery of games and other entertainment content over mobile phones, as it is already the largest mobile phone market in the world in terms of subscribers. Through Fenglin Huoshan and Digital Red, we intend to develop interactive mobile phone games in order to position ourselves to capture future growth opportunities in this market, including those that may be made available by the adoption of the third generation of mobile telecommunications systems.

Game Related Content Publishing

     In order to take advantage of the commercial opportunities presented by the significant following generated by our games and game characters, we have begun marketing game related publications, such as game manuals, magazines and other related products, based on these games and characters. We market the merchandise through the same retail and Internet distribution points through which we market our pre-paid game cards. We also intend to begin offering these products online through our game sites, and using our existing payment system to allow users to pay for merchandise through deductions from their pre-paid accounts.

OVERALL OPERATIONAL STRUCTURE

     We believe that one of our key strengths is our overall integrated operations, which encompass product management, content development and licensing, marketing, customer service, infrastructure and technology support, Internet data center management, and our distribution and payment network. While we do not own distribution outlets, we control user and usage information through our data centers, and our customer service network interacts directly with users. Our e-sales distribution system also controls all account transfers among the distributors and Internet cafes in our network. The following chart depicts our overall operational structure:

                         [OPERATIONAL STRUCTURE CHART]

GAME PRODUCT MANAGEMENT

     We have a separate product management team for each of our games. Each product team acts as a product specialist in interaction with our functional departments, such as research and development, licensing, marketing, sales and distribution, technology support and customer services. Our product team:

     - conducts the cost/return analysis and forms operational plans before the launch of any game;

     - coordinates internal resources and interacts with the other departments to secure the smooth operation of the game in daily operations;

     - controls the timing of the release of new game versions and enhancements; and

     - manages the online game's virtual community on an hour-by-hour basis including, for example, organizing in-game events.

     As of March 31, 2004, our product management teams consisted of 93 employees.

GAME LICENSING

     We have licensed eight online games, including four that we currently operate. We have also secured a right of first refusal from the licensors of four of our licensed games with respect to their new games during the term of our licenses.

     We license our games from South Korean and Japanese game developers. There are a significant number of game developers based in each of these countries, where online game use is relatively developed.

     The cost of licensing games from these developers generally consists of an upfront licensing fee, which we generally pay in two installments, and ongoing licensing fees, which are equal to a percentage of our revenues from the relevant licensed game. The ongoing licensing fee payments are between 15%-27% of our revenues for massively multiplayer online games and 13%-30% of our revenues for casual games. Each of these licenses provides us with the exclusive right to operate the game in mainland China and Hong Kong. Most developers agree to timely provide us, without any additional charge, with updates, enhancements and improvements developed by or for them to the games licensed to us. The majority of our game licenses require the licensors to provide us with technical support.

     We license new games in accordance with annual licensing plans and budgets that we develop based on market analyses and user surveys. We have a dedicated team monitoring each of the South Korean and the Japanese markets to identify and source new online games, and we intend to increase our staff to cover other markets, including the United States. Our licensing process typically includes the following:

     - Preliminary screening. Our preliminary screening process for a game typically includes our preliminary review and testing of the game and discussions with the game developer regarding technological and operational questions.

     - In-depth examination, analysis and commercial negotiation. Once a game passes the preliminary screening, we conduct a thorough review and test of the game, develop a cost analysis and operational and financial projections, and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer.

     - Regulatory registration and approval. Once a license agreement is executed, we register the game with and obtain approval from several PRC government agencies. This process generally takes approximately two months.

     - Localization. We assemble a dedicated team to localize the content of an overseas game and identify game elements that are not suitable, culturally or otherwise, to the China market. In addition to content adaptation, localization of an overseas game also includes technological adaptation to ensure the game's smooth operation in the hardware and network environment in China.

     - Testing and Marketing. Upon the completion of localization, we conduct closed beta testing and open beta testing of the new game. Closed beta testing usually takes one to two months for MMORPGs and one month for casual games, but may take significantly more time if material problems are detected. Open beta testing of MMORPGs usually takes two to three months before commercial launch. Open beta testing for casual games, however, usually takes up to six months, largely because average daily playtime of casual game users are generally much shorter than MMORPG players. We generally commence our other marketing activities for the game during the open beta testing stage.

GAME DEVELOPMENT

     We intend to expand our game offerings by continuing to license new games from third party developers and developing additional games in-house. In addition to Woool, which we commercially launched in October 2003, we have four games under development. We have established our in-house game development capacity by building and staffing a research and development center and acquiring a number of game development companies.

     We established our research and development center in 2002 and we have acquired several game development companies. As of March 31, 2004, we had 186 game development employees. Most of our software programmers and testing engineers have university or graduate degrees, and approximately 60% of them have at least three years of software development experience. We plan to continue to invest in, and significantly expand, our research and development center for games development. We also plan to establish a game testing and evaluation center that will allow us to evaluate more thoroughly and systematically the technological performance of internally developed and licensed games, and to anticipate and respond more effectively to threats to the technological integrity of our existing games, such as cheating and hacking programs.

     In December 2003, we entered into an agreement to acquire Zona, a company that owns technologies relating to certain core game engines and game development modules which are used to develop games. The access to such intellectual property and know-how will allow us to develop game programs from existing modules, which we expect will shorten the our development cycle for new online games. Zona's game development technologies can also be applied to games developed for online consoles, which could help our efforts aimed at exploring the delivery of online games on other platforms. In January 2004, we acquired substantially all of the game development assets of Zona for approximately US$0.5 million. In addition, we have agreed to pay Zona up to an additional US$1.5 million if other conditions are met during the next year.

     Woool is the first online game that we developed in-house. Based on our experience developing Woool, we established game development procedures. Under these procedures:

     - A new game proposal must first be formulated based on a preliminary market study.

     - After management has approved the new game proposal, an in-depth feasibility study will be developed.

     - Upon management's approval of the feasibility study, we will form a project team to produce a new game development plan.

     - Based on the new game development plan, our strategy and planning staff will develop the game story and the overall game design, our graphics staff will determine the style of the new game and design game characters and game environments, and our programming staff will develop both the server-end software and the user-end software.

     - A midterm management review will take place after the fundamental game structure has been developed, which will be followed by a final management review upon completion of the new game.

     We expect that the development process of MMORPGs and casual games, from management approval of a new game proposal to commencement of closed beta testing, will generally require at least twelve months and four to five months, respectively. Our game development projects currently include a number of refinements for Woool as well as the development of four new games, including three MMORPGs.

     We may also explore opportunities to selectively license our in-house developed games for distribution in other Asian markets.

PRICING

     In order to play our games, users must purchase pre-paid game cards, which are sold in both virtual and physical form. Each pre-paid game card contains a unique access code and password that enables users to add value to their account for one of our online games. Currently, each pre-paid game card may only be used to play one of our online games, although a user may choose which game account, among all accounts held by the user, to apply the pre-paid game card's value. Charges based on either the number of hours of playtime or unlimited playtime for a specified number of days are deducted against the value provided in the pre-paid game cards.

     We generally develop a pricing curve to set the retail prices for the games we offer. Pricing curves are developed primarily based on the game cost, user game playing and payment patterns and the pricing of competing games in the market. Since the launch of our first online game in 2001, we have tracked and accumulated user data generated from our user base, which provides us with an extensive database to analyze user patterns and establish pricing curves for particular types of games. Once a game's pricing is set, it is difficult to increase prices during the game's commercial lifecycle. We have generally maintained stable pricing curves for our games.

     Our pre-paid game cards are offered in a variety of denominations to provide users with maximum flexibility. For instance, a Woool game player may choose to purchase a physical pre-paid game card with a denomination of RMB45 (US$5.44) for a maximum of 160 hours of play time or for unlimited access to the game for 30 days, or choose a virtual pre-paid game card with any denomination from RMB5 (US$0.60) to RMB45 (US$5.44) for a specified number of hours that can be used at any time. Generally, the lower the denomination in which a game card is offered, the higher the unit price that is charged.

DISTRIBUTION AND PAYMENT

     We distribute our pre-paid game cards through three principal channels:

     - our e-sales system for virtual pre-paid game cards;

     - our offline distribution system for physical pre-paid game cards; and

     - direct online sales.

     Other than direct online sales, we generally operate by selling pre-paid game cards to a group of regional distributors, who resell the cards to sub-distributors that, in turn, distribute the cards directly to Internet cafes and other retail points of sale. We estimate, based on a survey we conducted among our regional distributors from November to December, 2003 and sales records in our e-sales system, that our e-sales and offline distribution network has over 317,000 retail points of sale throughout China. Our sales policies and distributor incentive systems generally discourage our regional distributors from distributing game cards of other online games operators. Our data center and servers maintain user information, including user registration information and data relating to usage patterns, and we do not rely on distributors for such information.

     In most cases, we collect payment from our distributors on a prepaid basis. Accordingly, we have minimal accounts receivables. As of December 31, 2003, we had accounts receivables of RMB 6.2 million (US$0.7 million). We do not provide any refunds to distributors.

     The following table sets forth the percentage of game card sales each of these distribution channels in 2003:

                                                              % OF GAME
                                                              CARD SALES
                                                              ----------
E-sales.....................................................     53.8%
Offline distribution........................................     41.5
Direct online sales.........................................      2.7
Others......................................................      2.0
                                                                -----
  Total.....................................................    100.0%
                                                                =====

     We currently offer a sales discount of 23% and 14% to our e-sales distributors and offline distributors, respectively. The sales discount represents the difference between the price at which we sell games cards to distributors and the face value of the games cards. We generally offer a larger discount to our e-sales distributors than our offline physical card distributors, primarily because we intend to facilitate the expansion of our e-sales system that provides us with control of the distribution process. In addition, the cost of distributing virtual game cards through our e-sales system is lower than the costs involved in offline distribution of physical game cards.

     We also collect online games revenues through two telecommunications service operators that bundle broadband access services with our online games to home users.

E-SALES SYSTEM

     Each of our e-sales regional distributors, sub-distributors and retail points of sale has a sale account in our e-sales system. A regional distributor first orders virtual pre-paid game cards from us. Upon receipt of their payment, we allocate to the distributor a number of virtual game cards, in the form of access codes and passwords. The regional distributors can allocate the virtual game cards in their sales accounts to the sales accounts of their sub-distributors and retail points. An end user can make physical payment at Internet cafes or other retail points of sale to purchase virtual game cards. At each stage, the transfer of access codes and passwords takes place electronically on the central e-sales computer system operated and monitored by us. This system of electronic sales has a number of advantages, including that it:

     - simplifies logistics by eliminating the need for, and the cost of, physical game cards;

     - allows us to centrally monitor all account transfers between distributors, sub-distributors and Internet cafes; and

     - allows us to control data relating to the Internet cafes, which must register with our e-sales system. This in turn allows us to track usage data by specific locations, and provides the opportunity for us to identify and work with Internet cafes directly to market our games to users at retail points.

     In 2003, Shanda Networking acquired a 90% interest in Chengdu Jisheng Technology Co., Ltd., which owns a proprietary Internet cafe management system that it sells to individual Internet cafes. Shanda Networking is enhancing this system to develop a centralized Internet cafe communications and management system to link various Internet cafes about our games, promotions and events, which will allow these Internet cafes to be more effective in marketing our games. This system would also allow us to gather more data from the Internet cafes.

     As of March 31, 2004, our e-sales network included 63 regional distributors that sell to over 900 sub-distributors. We estimate, based on a survey we conducted among our regional distributors from November to December 2003 and sales records in our e-sales system, that there are over 137,000 retail points of sale in our e-sales network, including over 131,000 that purchase game cards from the sub-distributors and over 6,000 that purchase game cards directly from us. As a retail point of sale may register multiple accounts under different names in our e-sales system, and because we believe the number of retail points of sale reported by our distributors may not include all the retail points of sale they sell to, we estimate the number of our retail points of sale to be between the registered accounts relating to retail points of sale in our e-sales system and the retail points of sale reported by our distributors. We generally enter into a year-long agreement with each regional distributor for a designated sales territory. Pursuant to these agreements, our e-sales distributors are not permitted to distribute our physical pre-paid game cards or distribute game cards for certain online games of our competitors. In addition, our e-sales distributors are subject to our sales policy that restricts the price at which they should sell our virtual game cards to the retail point of sale.

OFFLINE DISTRIBUTION

     We distribute our physical pre-paid game cards through our offline distribution network, which, as of March 31, 2004, included 12 regional distributors. According to a survey we conducted among these regional distributors from November to December 2003, these regional distributors distribute our physical pre-paid game cards through approximately 1,100 sub-distributors and, in turn, approximately 180,000 retail points of sale, which primarily consist of newsstands, convenience stores, software stores and book stores. We generally enter into a six month distribution agreement with each physical game card distributor for a designated sales territory. Our offline distributors purchase our physical pre-paid game cards from us, which they then resell to sub-distributors and retail points of sale. We require full payment prior to delivery of physical pre-paid game cards to distributors and we do not provide refunds for unsold inventory.

DIRECT ONLINE SALES

     Beginning in April 2003, we also began selling virtual pre-paid game cards directly to our end users through an online payment system that we have established in cooperation with two PRC commercial banks and two online payment service providers with access to bank cards issued by 16 other commercial banks in the PRC. The banks and the online payment service providers typically charge us commissions between 0.8% to 2.0% on our direct sales. Although online payment systems in China are generally in a developmental stage, we are working closely with commercial banks to develop an effective payment system that will help us increase our direct sales. As commissions paid on direct sales are significantly less than discounts paid to distributors, an increase in our direct sales is expected to improve our profit margin.

MARKETING

     Due to the group interaction appeal of online games, word-of-mouth is a major medium for promoting our games. Our marketing strategy is to utilize our existing large user base and nationwide distribution network to retain our existing users and attract new users. We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing and open beta testing.

     We frequently organize in-game events for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. In addition, we use in-game events to introduce users to new features of our games. For example, "Monster Attack" is a monthly Mir II conventional event in which users must organize themselves to fight as a team against sudden monster attacks and obtain in-game equipment when successful. We also organize special events that encouraged experienced users to become mentors to new users. Both the mentor and the new user could win in-game rewards if the new user achieves a designated game level within three days of registering and defeated another new user in battle. Each of the games we offer is supported by a dedicated project team, whose duties include designing and organizing in-game events. In 2003, we organized over 60 virtual events for Mir II users, 70 for Woool users, 40 for Tactical Commander users, 40 for BNB users and 40 for Fortress II users.

     Moreover, we frequently post announcements in the game environment of our MMORPGs to promote new features and other improvements to the games and in-game events. We generally use these announcements to promote the game in which they are displayed. In the future, we intend to use in-game announcements for cross-game promotion, subject to the terms of the relevant game licenses.

     We also market new games through posters in Internet cafes that are part of our distribution network. We believe that this is an effective marketing strategy, because a large number of users play our games in Internet cafes and our distribution network includes more than 130,000 Internet cafes. In addition, since the commercial launch of our first game, we have posted advertisements in 15 trade and industry newspapers and magazines and on approximately 40 Internet portals and online games websites. Furthermore, we sponsor select media events, such as an award show with MTV China, to promote our brand names and our games. In addition, we also intend to establish sales offices in a number of provinces in China to assist our local distributors in organizing promotion activities for our game offerings.

     Our open beta testing system both tests the operation of new games under open market conditions and introduces new games to users. During open beta testing, we do not charge users to play the new game. Open beta testing provides an initial user base and creates initial excitement and word-of-mouth publicity to support the commercial launch of the game. In October 2003, we commercially launched Woool following a two month open beta testing period, and we had over 130,000 average concurrent users in that month.

CUSTOMER SERVICES

     We regard customer service as one of our key marketing tools and we are committed to provide superior customer service to our users. Mir II, Woool and BNB were voted number one, four and seven, respectively, in IDC's survey of the top 10 online games in terms of best customer services in China for 2003. The survey was conducted by IDC in connection with its research report "China Online Gaming Market Analysis 2003-2008" through the Internet and traditional media with over 133,000 participants responding to the survey. We provide service to our customers through three principal channels:

     - our call center, which we believe is the first 24 hours per day, seven days per week call center in the online games industry in China and received on average 3,064 phone calls per day from across China in March 2004;

     - our walk-in customer service center, located in Shanghai, which received an average of 234 visitors per day in March 2004; and

     - e-mail and facsimile letters, which numbered 1,745 and 811 per day on average, respectively, in March 2004.

     In addition, we also offer bulletin board services that allow users to post questions to, and receive responses from, other users.

     We intend to open four new customer service centers outside Shanghai in 2004.

     Examples of services we provide to our users include addressing problems in adding funds to their accounts with pre-paid game cards, retrieving forgotten passwords and recovering lost user accounts, in-game equipment and in-game characters. In addition, we also investigate and address irregularities in game operation reported by users, including eliminating cheating programs that are used by players to enable their game characters to acquire superior in-game capabilities.

     As of March 31, 2004, 222 employees were members of our dedicated customer service team. With the growth of our user base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. In addition to providing customer services to our users, our customer service representatives also collect user comments with respect to our games and generate weekly reports for our management and operations that summarize important issues raised by users as well as how such issues have been addressed.

TECHNOLOGY INFRASTRUCTURE

     We have developed an extensive technology infrastructure that supports the operation of our games across China. As of March 31, 2004, our server network for our game operations consisted of approximately 9,500 servers with the capacity to accommodate up to 3.4 million concurrent online users.

     Due to the real-time interaction among thousands of users, the stable operation of our MMORPGs requires a significant number of servers and a significant amount of connectivity bandwidth. Due to China's large geographical area and limitations on bandwidth, we have located game servers for our MMORPGs in a number of regions throughout China. As a result, our MMORPG users can play our games using servers located in their region and without exchanging data across the national backbone network, thereby increasing the speed at which our games operate and enhancing the user experience.

     We own approximately 44% of the servers in the server network for our game operations, and we lease the remainder from telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators. Our server lease arrangements reduce our initial expenditures on servers. We believe that these arrangements, substantially all of which have variable payment obligations based on the number of users logging on to each relevant server, encourage the telecommunications operator lessors to support our operations and provide us with quality services. These variable payment obligations also allow us to have excess server capacity without incurring significant fixed costs. We will need to add additional servers in order to introduce new games into our portfolio, service additional game players in more localities and accommodate a larger user base. We purchase or lease our servers from a number of different suppliers. Competition among suppliers of servers and related equipment has been intense and, accordingly, we believe that we will be able to purchase or lease additional servers as needed to expand our operations at reasonable prices during future periods.

     We have exclusive access to the data and software on the servers in our server network. We monitor the operation of our server network 24 hours a day and seven days a week. Our remote control system allows us to track our concurrent online users in real time, and discover and fix problems in the operation of hardware and software in our server network on a timely basis.

     The servers for each of our games are organized into a number of independent operating networks. Each operating network consists of a set of login system servers and a number of game server groups. Each game server group for our MMORPGs operates a single game environment within which users interact in a single virtual reality. Accordingly, with the expansion of our user base for these games, we continue to increase the number of game server groups running separate game environments.

     Each operating network is linked to our centralized billing system, which processes access codes and passwords provided by users from their pre-paid game cards to add playtime or, in the case of BNB, game points, into users' accounts. In addition, our billing system acts as a meter to deduct the playtime or game points used by users from their accounts as they play our games. Each operating network is also linked to our central data backup system, which backs up data from all login system servers and game servers on a daily basis. All of our login servers for each operating network, as well as the servers for our central billing system and central data backup system, are located in Shanghai.

     We are committed to rapidly disabling cheating programs that are developed by unauthorized third parties for use in connection with games that we have developed. Upon the discovery a cheating program, our technology support team cooperates with our game development team to analyze the cheating program and develop and deploy software to disable the cheating program. We can generally disable a cheating program used in connection with Woool within several days. However, in the case of more sophisticated cheating programs, this process could take up to one month. With respect to cheating programs for games that we license, the licensors generally develop the disablement software.

COMPETITION

     We compete primarily with other online games operators that are based in China. Currently, few, if any, international online game operators directly offer services in China. We believe that domestic operators, including us, are likely to have a competitive advantage over international service providers, who lack operational infrastructure in China and content localization experience for the China market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international operators establish joint ventures, form alliances with or acquire domestic operators. In addition, we also compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.

     We compete primarily on the basis of the quality of our online games, the strength of our product management approach, the technical stability of our online game platform, the quality of our customer services, the reach of our distribution network and the efficiency of our payment system. We believe that the popularity of the online games that we operate is attributable to our operational infrastructure and the services we offer that enhance our users' game playing experience, in addition to our games' quality or features.

     Although we believe, based on information contained in IDC's reports, that we had the largest market share among online game companies in China in 2001, 2002 and 2003, we cannot assure you that we will succeed in maintaining our market position in future periods. Our existing competitors may achieve greater market acceptance and gain additional market share.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Our intellectual property is an essential element of our business operations. We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

     We are the registered owner of the following software copyrights, each of which we have registered with the State Copyright Bureau of the PRC:

REGISTERED SOFTWARE                                           COPYRIGHT OWNER
-------------------                                           ---------------
E-sales System 1.0..........................................  Shanda Networking
E-sales System 2.0..........................................  Shengqu
Woool 1.0, 1.5 and 1.65.....................................  Shengqu
Keep in Touch 1.0...........................................  Shengqu
Xintianyou 1.0..............................................  Shengqu
The Age 1.0.................................................  Shengpin
The Sign 1.0................................................  Shengqu
Magical Lord 1.0............................................  Shengqu
Three Kingdoms 1.0..........................................  Shengqu

     We have over 110 registered domain names, including our official website and domain names registered in connection with each of the games we offer. All of our domain names are held by Shengqu.

     Shanda Networking is the owner of 29 trademarks registered with the China Trademark Office, including "Shanda" in English and Chinese and has 14 trademark applications pending with the China Trademark Office. Shanda Networking has also filed applications for trademark registration of "Shanda" in English and Chinese in a number of other jurisdictions, including Taiwan, Hong Kong, South Korea, the United States, India, Canada and New Zealand. Shanda Networking is in the process of transferring to Shengqu all of its registered trademarks and most trademark applications in China.

     In addition, Shengqu has over 200 trademark applications pending with the China Trademark Office, including applications for trademark registration of the Chinese game names of Mir II, Woool, BNB, Tactical Commanders, Fortress II and GetAmped.

     In connection with our acquisition of Zona, we acquired substantially all of its game development assets. These assets include Terazona, a core game engine for the development of massively multiplayer online games, including its source code and licenses granted to other game developers.

EMPLOYEES

     As of March 31, 2004, we had 931 full-time employees. Approximately 45% of our employees, and approximately 60% of our non-customer service employees, have earned at least a bachelor's degree. The following table sets forth the number of our employees by department as of February 29, 2004:

                                                 NUMBER OF EMPLOYEES   PERCENTAGE OF TOTAL
                                                 -------------------   -------------------
Senior Management..............................           29                    3.1%
Customer Service...............................          222                   23.9
Technology Support.............................          142                   15.3
Game Development...............................          186                   20.0
Product Management.............................           93                   10.0
Sales, Marketing and Public Relations..........           67                    7.2
Finance and Administration.....................           92                    9.9
Investment and Overseas Business...............           15                    1.6
Business Development (including game
  licensing)...................................           85                    9.1
                                                         ---                  -----
     Total.....................................          931                  100.0%
                                                         ===                  =====

     As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member's retirement date. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide life insurance and supplemental medical insurance. The total amount of contributions we made to employee benefit plans in 2001, 2002 and 2003, was RMB0.4 million, RMB1.4 million and RMB5.4 million, respectively.

     In March 2003, we adopted a stock incentive plan, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 13,309,880 ordinary shares, or 10% of our diluted share capital before taking
into account this offering (and      % after taking into account this offering),
are reserved for issuance under this plan. As of April 1, 2004, there were outstanding options to purchase 11,791,632 ordinary shares held by certain of our directors, executive officers and managers.

     Our employees who are PRC citizens are members of a labor union that represents employees with respect to labor disputes and other employee matters. The labor union does not, however, represent employees for the purpose of collective bargaining. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

     We enter into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company.

     In connection with our acquisition of Zona's assets, we agreed to provide up to US$2.0 million in bonuses to certain former Zona employees, in installments over the next two years, if those employees meet development milestones relating to the development of the Terazona software program we acquired from Zona.

FACILITIES

     Our principal executive offices are located in approximately 14,457.35 square meters of office space in the No. 1 Intelligent Office Building in Shanghai under a lease that expires in December 2008. We occupy an additional approximately 2,498 square meters of leased office space in a number of locations in Shanghai and approximately 1,995 square meters of leased office space in Beijing, Shenzhen, Chengdu, Hangzhou and Wuhan, China; Tokyo, Japan; and Santa Clara, California. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

LEGAL PROCEEDINGS

     From time to time we may initiate legal proceedings in order to protect our contractual and property rights. On July 3, 2003, we initiated an arbitration in Singapore, under the auspices of the International Chamber of Commerce, or the ICC, against Actoz and Wemade, which are two online game developers based in South Korea, in order to resolve, among other things, certain disputes relating to the software license agreement between Shanda Networking and Actoz for Mir II.

     On June 29, 2001, we entered into a software license agreement with Actoz, pursuant to which Actoz granted us an exclusive license to operate Mir II in China for two years from the beginning of beta testing, with an automatic renewal for one year if not terminated by either party. Among other things, the agreement obligates Actoz to provide ongoing technical support to us in respect of Mir II, and to provide newer versions of the software to us as they are developed. We believe that, among other things, Actoz failed to provide technical support and failed to provide newer versions of the software as they were developed. The agreement provided that if one party violates any terms of the agreement, the other party is entitled to its rights under the agreement without fulfilling its obligations until the violating party provides an indemnity or remedy for its violation. Accordingly, from April 2002, we withheld payment of royalty fees from Actoz.

     In July 2002, Actoz informed us that it was unable to provide technical support for Mir II and that Wemade possessed the necessary know-how and was willing to provide the necessary technical support. On July 14, 2002, we entered into a supplemental agreement with Actoz and Wemade, pursuant to which the parties agreed, among other things:

     - that Wemade would provide technical support to us in respect of Mir II;

     - that the software license agreement was effective until September 28, 2003;

     - that we and Actoz would recognize Wemade as co-licensor of Mir II;

     - that Wemade irrevocably entrusted to Actoz all of its rights as co-licensor; and

     - that we would continue to pay all royalty fees only to Actoz.

     In July 2002, we paid Actoz all of the royalty fees that we had withheld, subject to final audit. We believe, however, that additional breaches of the software license agreement occurred, and accordingly we withheld royalty payments again beginning in August 2002. On November 12, 2002, Wemade issued a termination notice with respect to the software license agreement and the supplemental agreement, and on January 24, 2003, Actoz issued a termination notice with respect to these agreements.

     In August 2003, we entered into a settlement agreement and an amendment agreement to the software licensing agreement with Actoz. Pursuant to the settlement agreement, we paid all outstanding royalty fees to Actoz, and we have continued to make all royalty payments to Actoz. The amendment agreement extended the term of the software license for Mir II for at least two years.

     Although we settled our disputes with Actoz and requested the discontinuation of the arbitration, Wemade has objected to our request for discontinuation of the arbitration, has filed counterclaims against us and has filed cross-claims against Actoz. Wemade alleges, among other things, that it validly terminated the Mir II license on November 12, 2002. Wemade has requested an injunction against our use of the Mir II software, the return of the Mir II software and related databases, and payment of royalty fees and an unspecified amount of damages arising from our use of the Mir II software after the alleged termination of the Mir II license.

     On January 9, 2004, the ICC appointed a sole arbitrator to determine the dispute. Determination of a dispute and publication of an ICC award typically takes approximately 6 to 12 months from the date of appointment of the arbitrator. We have appointed Allen & Gledhill, a Singapore law firm, to act on our behalf with respect to this arbitration.

     We understand that various claims have been made by both Wemade and Actoz in the Seoul District Court in South Korea concerning, among other things, Wemade's lack of receipt from Actoz of a portion of the settlement payment that we paid to Actoz. We are not a party to those proceedings in South Korea.

     Based on advice obtained from Allen & Gledhill we believe we have valid defenses to Wemade's counterclaims made against us in the arbitration except, however, with respect to two counterclaims raised by Wemade on February 13, 2004 in connection with allegations relating to modifying "patch programs" and a transfer "service" from Mir II to Woool. Allen & Gledhill is currently unable to express any view regarding these counterclaims because Wemade's submission to the arbitrator does not describe them in sufficient detail. There are uncertainties associated with any arbitration, however, and we cannot assure you that Wemade will not make further claims in connection with the arbitration, or that the arbitrator would determine the issues in our favor or in the expected time period. We have and we will continue to vigorously defend against these and any other claims by Wemade.

     On October 8, 2003, Wemade filed a claim with the Beijing First Intermediate People's Court, or the Beijing Court, against us and Beijing Lian Jin Century Scientific and Commercial Centre, a Beijing based distributor of our games, which alleged that we have infringed upon Wemade's copyright and violated the PRC Anti-Unfair Competition Law with respect to Mir II in connection with our development and operation of Woool. In particular, Wemade has alleged that the Chinese name for Woool, which includes two characters from the Chinese name for Mir II, misleads users and that we previously encouraged users to switch from Mir II to Woool by permitting the transfer of game characters developed in Mir II to Woool. The claim was served on us on December 29, 2003. Wemade has alleged, among other things, that we have copied Mir II and elements of the Legend of Mir III, another game developed by Wemade, in developing Woool and that customers have been misled into thinking that Woool is a new version of Mir
II. Wemade has requested the court to order us to stop operating Woool, destroy all data relating to Woool, stop distributing and marketing products related to Woool, take down the Woool website, stop selling pre-paid cards and related products with respect to Woool, and pay Wemade's legal fees and related costs incurred by Wemade in connection with this litigation.

     We have appointed Beijing East Intellectual Property Law Firm, or East IP, a PRC law firm, to represent us with respect to the litigation. Although the proceedings are at a very early stage, based on the advice of East IP, we believe that we have valid defenses to Wemade's claims and we intend to vigorously defend against them. There are, however, uncertainties associated with any litigation, and we cannot assure you that Wemade will not make further claims in connection with the litigation, or that a court will determine the issues in our favor.

     We received a letter from china.com Corporation Limited, or china.com, dated December 18, 2003, which was resent on January 15, 2004. China.com was the majority shareholder in Stamedotcom, in which we held the remaining interest, until we acquired china.com's interests in Stamedotcom in September 2001. In the letter, china.com alleges without specificity that Shanda Networking and Tianqiao Chen breached their contracts with, and other duties owed to, it and claims that china.com is owed US$3.0 million, its original investment in Stamedotcom, and an unspecified portion of our profits as a result of these breaches. In the letter, China.com threatened to bring legal proceedings against us and Tianqiao Chen if we did not respond to the letter within seven days. We did not respond and have not received any further correspondence from china.com. If china.com should commence legal proceedings against us, we will vigorously defend against its claims.

                                   REGULATION

     The online games industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies include:

     - the Ministry of Information Industry;

     - the Ministry of Culture;

     - the State Press and Publications Administration;

     - the State Copyright Bureau;

     - the Ministry of Public Security; and

     - the Bureau of State Secrecy.

     The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

FOREIGN OWNERSHIP RESTRICTIONS

     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games, to 50%. In addition, foreign and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China. In order to comply with foreign ownership restrictions, we operate our online games business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our Chairman, and Danian Chen, our Senior Vice President, both of whom are PRC citizens. Under PRC law, we cannot hold the licenses and approvals necessary to operate our online games because those licenses and approvals can only be held by domestic PRC persons. We are not considered to be a domestic PRC person for this purpose. In the opinion of Grandall Legal Group (Shanghai), our PRC legal counsel, (1) the ownership structures of our company, Shengqu and Shanda Networking, both currently and after giving effect to this offering, are in compliance with existing PRC laws and regulations, (2) our contractual arrangements with Shanda Networking and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shengqu and Shanda Networking, as described in this prospectus, are in compliance with existing PRC laws and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online games industry, we could be subject to severe penalties.

LICENSES

     There are a number of aspects of our business which require us to obtain licenses from a variety of PRC regulatory authorities.

     As an ICP business, Shanda Networking is required to hold a value-added telecommunications business operation license, or ICP license, issued by the Ministry of Information Industry or its local offices. Shanda Networking currently holds an ICP license issued by Shanghai Communications Administration, a local branch of the Ministry of Information Industry. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an Inter-regional ICP license. Shanda Networking operates online games throughout mainland China and has recently submitted an application for an inter-regional ICP operation license. We believe that Shanda Networking has satisfied all of the qualifications required to obtain the inter-regional ICP operation license and that while the application is pending approval, the relevant regulatory authorities are unlikely to impose any monetary penalty on Shanda Networking or order it to cease any of its current operations. However, we cannot guarantee to you that Shanda Networking will obtain such license or that the regulatory authorities will not take any action against us.

     Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operations license from the Ministry of Culture. Shanda Networking holds an Internet culture business operations license issued by the Ministry of Culture.

     The State Press and Publications Administration and the Ministry of Information Industry jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Shanda Networking has obtained an approval from the State Press and Publications Administration and will receive a license from its Shanghai bureau to engage in Internet publishing.

     Although there is no national legislation specifically covering SMS in China, a number of local regulators have addressed this issue. The Shanghai Communications Administration requires short message content providers operating in Shanghai to obtain a SMS license. Shanda Networking currently provides SMS services in Shanghai through Shanghai Shulong Technology Development Co., Ltd., a subsidiary of Shanda Networking, which holds a SMS license issued by the Shanghai Communications Administration. In addition, Shanda Networking is in the process of obtaining a SMS license from the Shanghai Communications Administration.

     Furthermore, the Ministry of Information Industry has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain an approval from, the relevant telecommunications authorities. Shanda Networking has registered with, and obtained an approval from, the Shanghai Communications Administration. In addition, Shanda Networking's ICP license states that Shanda Networking may provide online bulletin board services.

REGULATION OF INTERNET CONTENT

     The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities, which includes the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP licence holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

REGULATION OF INFORMATION SECURITY

     Internet content in China is also regulated and restricted from a State security standpoint. The National People's Congress, China's national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

     The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP licence holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

IMPORT REGULATION

     Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires us to submit for its content review and approval any online games we want to import. If we import games without that approval, the Ministry of Culture may impose penalties on us, including revoking the Internet culture business operations license required for the operation of online games in China. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and are not allowed to publish or reproduce the imported game software in China.

INTELLECTUAL PROPERTY RIGHTS

     The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections. We have registered all of our in-house developed online games with the State Copyright Bureau.

INTERNET CAFE REGULATION

     Internet cafes are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute our virtual pre-paid cards. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. Recently, the State Administration of Industry and Commerce issued a notice to suspend issuance of new Internet cafe licenses. It is unclear when this suspension will be lifted. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.

PRIVACY PROTECTION

     PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Information Industry or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is No. 1 Intelligent Office Building, No. 690 Bibo Road, Zhangjiang Micro-Electronics Harbor, Pudong New Area, Shanghai 201203, China.

NAME                                        AGE   POSITION
----                                        ---   --------
Tianqiao Chen.............................  31    Chairman of the Board of Directors and
                                                  Chief Executive Officer
Danian Chen...............................  26    Director and Senior Vice President
Qianqian Luo..............................  28    Director
Andrew Y. Yan.............................  47    Director
Hongliang Lu(1)...........................  50    Director
Ruigang Li(1).............................  36    Director
W. Mark Evans(1)..........................  47    Director
Jun Tang..................................  42    President
Haibin Qu.................................  30    Senior Vice President
Shujun Li.................................  32    Vice President and Chief Financial Officer
Qunzhao Tan...............................  28    Vice President and Chief Technology
                                                  Officer
Jingying Wang.............................  34    Vice President
Donglei Zhou..............................  26    Director of Investment and Investor
                                                  Relations and Secretary to the Board of
                                                  Directors
Sammy Cheng...............................  51    Financial Controller
Greg Pilarowski...........................  32    General Counsel

---------------

(1) Member of the audit committee. Our board of directors has determined that each member of the audit committee meets the independence requirements for purposes of Section 10A of the U.S. Securities Exchange Act of 1934, as amended, and the listing requirements of the Nasdaq Stock Market, Inc. Marketplace Rule.

(2) Member of the compensation committee.

     TIANQIAO CHEN, one of our co-founders, has served as the chairman of our board of directors and our chief executive officer since our inception in December 1999. Mr. Chen established Shanda Networking with Danian Chen in December 1999. Prior to establishing Shanda Networking, Mr. Tianqiao Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Tianqiao Chen holds a bachelor's degree in economics from Fudan University. Mr. Tianqiao Chen was granted the Rising Business Star award by China Central TV, China's official national television network, in its recent selection of China's top annual business personalities for 2003. Mr. Tianqiao Chen is the brother of Danian Chen, our co-founder, and is married to Qianqian Luo, one of our directors.

     DANIAN CHEN, one of our co-founders, established Shanda Networking with Tianqiao Chen in December 1999. Mr. Danian Chen served as our vice president and director of products until July 2003 and has served as a senior vice president since that time. Mr. Danian Chen has served on our board of directors since our inception. Prior to co-founding Shanda Networking, Mr. Danian Chen worked as an employee in Xinghui International Transport Company, Haijie Shipping Agency Company and Jinyi Network from September 1996 to November 1999. Mr. Danian Chen is Tianqiao Chen's brother.

     QIANQIAN LUO, has served as our director since our inception in December 1999. Ms. Luo previously served as our director of administration from November 1999 to July 2003 and vice president from July 2003 to February 2004. Ms. Luo served as a project manager at the investment banking department of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. Ms. Luo holds a bachelor's degree in economics from Financial & Banking Institute of China. Ms. Luo is married to Tianqiao Chen.

     ANDREW Y. YAN, the president and executive managing director of SAIF Advisors Ltd., which is an advisory company for SOFTBANK Inc., has served as our director since March 2003. SOFTBANK Inc. is the management company of SB Asia Infrastructure Fund L.P. Mr. Yan currently serves as the governor of the Chinese Venture Capital Association and as an independent director of China National Offshore Oil Service Corporation and Stone Electronics Limited, both of which are listed on the Hong Kong Stock Exchange. Mr. Yan is also an independent director of China Eastcom Co., which is listed on the Shanghai Stock Exchange. Mr. Yan is also serving on the board of various private hi-tech companies based in China. Mr. Yan served as a managing director of Emerging Markets Partnership, the principal advisor to AIG Asian Infrastructure Funds, from February 1995 to October 2001. Mr. Yan holds a master of arts degree from each of Princeton University and Beijing University, respectively, and a bachelor's degree in engineering from Nanjing Aeronautic Institute.

     HONGLIANG LU has served as our director since November 2003. Mr. Lu has been the president, chief executive officer and a director of UTStarcom, Inc., a prominent Chinese high-tech company, since June 1991. Mr. Lu holds a bachelor's degree in civil engineering from the University of California, Berkeley.

     RUIGANG LI was appointed to our board of directors in March 2004 and has consented to his appointment subject only to the approval of his current employer. Mr. Li is the president of Shanghai Media Group, a multimedia conglomerate in Shanghai, and has served in such capacity since October 2002. Prior to his current assignment, Mr. Li was the Chairman of Shanghai TV Station. He started his career in broadcast journalism as a reporter, then producer at Shanghai TV Station. From 1998 to 2000, he worked for the Shanghai Municipal Government. Mr. Li holds a bachelor's and master's degree in journalism from Fudan University in Shanghai. He was a visiting scholar at Columbia University in New York in 2001 before he returned to China. Mr. Li has had extensive experience in the media and entertainment industry over the last ten years.

     W. MARK EVANS has served as our director since March 2004. Mr. Evans has been a General Partner of Benchmark Capital, a U.K. based venture capital firm, since 2002 and currently serves on the boards of a number of private companies. Mr. Evans previously held a variety of senior management positions within Goldman Sachs, including serving as the Chairman of Goldman Sachs Asia from 1993 to 1997. Mr. Evans holds an MLitt in Economics from the University of Oxford and a BA in Economics from Queen's University in Canada.

     JUN TANG has served as our president since February 2004. Prior to joining us, Mr. Tang served as the president of Microsoft China Co., Ltd. from March 2002 to January 2004 and the general manager of Microsoft Asia product support and service and Microsoft Global Technical Engineering Center from January 1998 to March 2002. Mr. Tang holds a doctorate degree in electrical engineering from University of Pacific Western, a doctorate degree in electronics from Nagoya University, Japan, a master's degree in electronics from Nagoya University and a bachelor's degree in physics from Beijing University of Posts and Telecommunications.

     HAIBIN QU has served as our senior vice president since July 2003. Mr. Qu previously served as our vice president from September 2002 to June 2003, and served as our director of business development from February 2000 to August 2002. Previously, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor's degree in mechanics from Fudan University.

     SHUJUN LI has served as our chief financial officer since November 2003 and vice president since July 2003. Mr. Li previously served as our director of investment and overseas business from March 2002 to July 2003. Prior to joining us, Mr. Li served as a fund manager responsible for the establishment of Zhongrong Fund Management Company from January 2001 to October 2001 and a senior manager at the international business department of China Southern Securities Co., Ltd. from August 1997 to December 2000. Mr. Li holds a master's degree in economics from Nankai University and a bachelor's degree in English from Hebei Normal University.

     QUNZHAO TAN has served as our chief technology officer since July 2003. Mr. Tan previously served as our director of research and development from November 1999 to July 2003. Prior to joining us, Mr. Tan worked as an assistant in the Institute of Clean Coal Technology of East China University of Science and Technology from July 1996 to November 1999. Mr. Tan holds a bachelor's degree in chemical engineering from East China University of Science and Technology.

     JINGYING WANG has served as our vice president since July 2003. Ms. Wang previously served as our director of customer services from May 2002 to July 2003. Prior to joining us, Ms. Wang served as the customer services manager of Shanghai Waterman Drinks Co., Ltd. from December 2000 to May 2002, and the customer services supervisor of Hangzhon Marykay Cosmetics Co., Ltd. from 1998 to December 2000. Ms. Wang holds a bachelor's degree in radio technology from Shanghai University.

     DONGLEI ZHOU has served as our secretary to the board of directors and director of investment and investor relations since November 2003. Prior to joining us, Ms. Zhou served as an investment manager at SAIF Advisors Ltd. from October 2001 to November 2003 and an investment banker with Morgan Stanley & Co. Incorporated from July 2000 to October 2001. Ms. Zhou holds a bachelor's degree in applied mathematics and economics from Columbia University.

     SAMMY CHENG is our financial controller. Mr. Cheng joined our company in February 2004. Mr. Cheng previously served as the finance director and board adviser of Promotional Partners Group Ltd. from October 2002 to November 2003, as the deputy general manager of finance for Tom.com International Ltd. from May to September 2002, and as the director of finance for chinadotcom Corporation from April 1999 to November 2001. Previously, he held a variety of financial control and accounting management positions, including with Msas/Exel Logistics Group, Salomon Smith Barney Ltd., Citibank Canada, Bank of America Trust and Unisys Corp. Mr. Cheng is member of Chartered Institute of Management Accountants, U.K., Institute of Chartered Secretaries and Administrators, U.K. and Hong Kong Society of Accountants and holds a doctor of business administration degree from the University of South Australia and a master of business administration degree from the University of Hull in the U.K.

     GREG PILAROWSKI is our general counsel. He joined our company in March 2004. He was previously an associate in the New York, Hong Kong and Beijing offices of Sullivan & Cromwell LLP. Mr. Pilarowski holds a J.D. from Harvard Law School and a bachelor's degree in international relations from Ohio State University.

DUTIES OF DIRECTORS

     Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

     The functions and powers of our board of directors include, among others:

     - convening shareholders' meetings and reporting its work to shareholders at such meetings;

     - implementing shareholders' resolutions;

     - determining our business plans and investment proposals;

     - formulating our profit distribution plans and loss recovery plans;

     - determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

     - formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

     - proposing amendments to our memorandum and articles of association; and

     - exercising any other powers conferred by the shareholders' meetings or under our memorandum and articles of association.

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

     Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

BOARD PRACTICES

     Our board of directors established an audit board committee and a compensation committee. See "Description of Share Capital -- Committees of Board of Directors".

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     In 2003, the aggregate cash compensation paid to our directors and executive officers as a group was RMB4,315,596, and options to acquire an aggregate of 7,586,634 ordinary shares were granted to our directors and executive officers. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.

STOCK OPTION PLAN

     The 2003 Plan was adopted by the board of directors of Shanda BVI at a meeting on March 31, 2003. At the time, Shanda BVI was the ultimate holding company for our business. As a result of our restructuring in November 2003, Shanda BVI became our wholly owned subsidiary. The 2003 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons.

     An aggregate of 13,309,880 ordinary shares, or 10% of our diluted share
capital before taking into account this offering (and      % after taking into
account this offering), are reserved for issuance under the 2003 Plan. We have agreed to grant options for these shares as follows:

     - 1,330,990 shares, or 1% of our pre-offering diluted share capital, has been granted to certain members of our board of directors.

     - 8,651,422 shares, or 6.5% of our pre-offering diluted share capital, has been granted to certain of our senior officers.

     - 1,996,480 shares, or 1.5% of our pre-offering diluted share capital, has been targeted for allocation to other members of our management group. From these shares, 1,809,220 shares, or 1.4% of our pre-offering diluted share capital, has been granted.

     - 665,494 shares, or 0.5% of our pre-offering diluted share capital, has been targeted for allocation among members of our staff. We have not yet granted or finalized plans to grant these options.

     - 665,494 shares, or 0.5% of our pre-offering diluted share capital, has been reserved for issuance, if and when appropriate, for future grants.

     With respect to the stock options we have awarded prior to this offering, the vesting schedule generally provided for 25% of the options to vest immediately upon granting, and an additional 25% to vest on each of the first, second and third anniversaries of the date of grant. With respect to the 2,968,103 options granted in the first quarter of 2004, none of those options were immediately vested, but vest in four installments of 25% on the first, second, third and fourth anniversaries of the date of grant. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

     The exercise price for all of the stock options we granted in 2003 is US$1.516 per share, the estimated fair market value of our ordinary shares on March 31, 2003, the date the first options were granted. We have recognized compensation expense of RMB18.2 million (US$2.2 million) in the year ended December 31, 2003 in connection with these options. The exercise price for the options granted by us to date in 2004 will be equal to the offering price per ordinary share in this offering, which is the estimated fair value for those options at the time of grant.

     Our compensation committee administers the 2003 Plan and has wide discretion to award options. Subject to the provisions of the 2003 Plan and the above allocation targets, our compensation committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person's potential ability to contribute to our success, the person's position with us and other factors chosen by our board of directors.

     Generally, to the extent an outstanding option granted under the 2003 Plan has not become vested on the date the grantee's employment by or service with us terminates, the option will terminate and become unexercisable.

     Our board of directors may amend, alter, suspend, or terminate the 2003 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the 2003 Plan will terminate on March 31, 2013.

     The table below sets forth the option grants made to our directors and executive officers pursuant to the 2003 Plan as of March 31, 2004:

                        NUMBER OF SHARES         PER SHARE
                        TO BE ISSUED UPON      EXERCISE PRICE
NAME                   EXERCISE OF OPTIONS        (IN US$)        DATE OF GRANT       DATE OF EXPIRATION
----                   -------------------   ------------------   -------------       ------------------
Tianqiao Chen........         266,198              1.516          March 31, 2003      March 31, 2013
Danian Chen..........         266,198              1.516          March 31, 2003      March 31, 2013
Qianqian Luo.........         266,198              1.516          March 31, 2003      March 31, 2013
Andrew Y. Yan........        *                     1.516          March 31, 2003      March 31, 2013
Jun Tang.............       2,661,976        the offering price   February 12, 2004   February 12, 2014
Haibin Qu............       1,863,383              1.516          March 31, 2003      March 31, 2013
Shujun Li............        *                     1.516          March 31, 2003      March 31, 2013
Qunzhao Tan..........       2,129,581              1.516          March 31, 2003      March 31, 2013
Jingying Wang........        *                     1.516          March 31, 2003      March 31, 2013
Donglei Zhou.........        *                     1.516          December 18, 2003   March 31, 2013
Sammy Cheng..........        *               the offering price   February 27, 2004   February 27, 2014
Greg Pilarowski......        *               the offering price   March 15, 2004      March 15, 2014

---------------

* Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preferred shares are converted to our ordinary shares.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     Skyline Media Limited and SB Asia Infrastructure Fund L.P. intend to be selling shareholders in this offering. The number of shares to be sold by each
of them is           and           , respectively.

     The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2004, assuming the conversion of all preferred shares into ordinary shares and as adjusted to reflect the sale of the ADSs offered in this offering for each person known to us to own beneficially more than 5% of our ordinary shares.

     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 119,788,918 ordinary shares
outstanding as of March 31, 2004 and           ordinary shares outstanding after
completion of this offering, each assuming the conversion of all preferred shares into ordinary shares.

                                                   SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                       OWNED PRIOR             OWNED AFTER
                                                    TO THIS OFFERING        THIS OFFERING(1)
                                                  ---------------------    -------------------
NAME                                                NUMBER      PERCENT     NUMBER     PERCENT
----                                              ----------    -------    --------    -------
Tianqiao Chen(2)(3).............................  89,861,917     75.0%
Danian Chen(2)(4)...............................  89,861,917     75.0%
Qianqian Luo(2)(5)..............................  89,861,917     75.0%
SB Asia Infrastructure Fund L.P.(6).............  30,060,100     25.1%

---------------

 (1) Assumes that the underwriters do not exercise their option to purchase additional ADSs.

 (2) Represents 89,728,818 ordinary shares owned by Skyline Media Limited and 133,099 ordinary shares issuable upon exercise of options currently exercisable or vesting within 60 days of the date of this offering.

 (3) Tianqiao Chen is the sole shareholder of Shanda Media Limited, which is a director and owns 20,000 shares of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Mr. Chen is also a director of Skyline Media Limited. Mr. Chen disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited.

 (4) Danian Chen is the sole shareholder of Shanda Investment International Limited, which is a director and owns 15,000 shares of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Mr. Chen is also a director of Skyline Media Limited. Mr. Chen disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited.

 (5) Qianqian Luo is the sole shareholder of Fortune Capital Holdings Enterprises Limited, which is a director and owns 15,000 shares of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Ms. Luo is also a director of Skyline Media Limited. Ms. Luo disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited.

 (6) SB Asia Infrastructure Fund L.P. beneficially owns 30,060,100 of our ordinary shares. SOFTBANK Corporation is the sole shareholder of SB First Singapore Pte Ltd., which is a voting shareholder of Asia Infrastructure Investments Limited and exercises control with respect to Asia Infrastructure Investments Limited's interest in SB Asia Pacific Investments Limited. Asia Infrastructure Investments Limited is the sole shareholder of SB Asia Pacific Investments Limited, the sole general partner of SB Asia Pacific Partners, L.P., which is the sole general partner of SB Asia Infrastructure Fund L.P., our shareholder.

     In March 2003, Shanda Holdings Limited, or Shanda BVI, issued preferred shares to SB Asia Infrastructure Fund L.P., our preferred shareholder, some of which were issued in exchange for ordinary shares sold to our preferred shareholder by Shanda Media Limited, or Shanda Media, a company wholly owned by Tianqiao Chen, and Shanda Investment International Limited, or Shanda International, a company wholly owned by Danian Chen. As a result, our preferred shareholder acquired a 20.7% ownership interest in Shanda BVI, the ownership percentage of our shares held by Tianqiao Chen through Shanda Media decreased from 70% to 55.6%, and the ownership percentage of our shares held by Danian Chen through Shanda International decreased from 30% to 23.8%.

     In August 2003, Shanda BVI agreed to issue additional preferred shares to our preferred shareholder in exchange for ordinary shares sold to our preferred shareholder by Shanda International. As a result, our preferred shareholder's ownership percentage in Shanda BVI increased to 25.1% and Danian Chen's ownership percentage through Shanda International decreased to 19.4%.

     In February 2004, Shanda Media and Shanda International transferred all their ownership interests in us to Skyline Media Limited, a company 40%, 30% and 30% owned, respectively, by Tianqiao Chen, Danian Chen and Qianqian Luo.

     Upon the completion of this offering, under the terms of our preferred shares, all of the outstanding preferred shares will mandatorily convert into ordinary shares if: (1) the aggregate proceeds to us from this offering are not less than US$100 million and (2) our total market capitalization upon the completion of this offering is not less than US$500 million.

     None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

     None of our outstanding ordinary shares, series A preferred shares and series A-1 preferred shares is held in the United States, and we do not have any record holders of our voting securities in the United States.

                           RELATED PARTY TRANSACTIONS

SHENGQU/SHANDA NETWORKING ARRANGEMENTS

     In order to comply with PRC regulations, we operate our online game business in China through Shanda Networking, a company wholly owned by Tianqiao Chen and Danian Chen, our founders and controlling shareholders, who are also PRC citizens. We have entered into a series of contractual arrangements with Shanda Networking and its shareholders, including contracts relating to the transfer of assets, the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters.

     Each of Shengqu's contractual arrangements with Shanda Networking and its shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors.

     The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions of how to obtain copies of those agreements are provided in this prospectus under "Where You Can Find Additional Information".

TRANSFER OF ASSETS

     - Asset Transfer Agreement, dated February 18, 2003, as supplemented on February 25, 2003, June 20, 2003 and December 18, 2003, between Shanda Networking and Shengqu. Shanda Networking transferred to Shengqu substantially all of the assets that it owned as of February 18, 2003, except for its ICP licenses and certain contracts and servers relating to its ICP licenses, for a purchase price of approximately RMB45 million. Online game licenses held by Shanda Networking were not transferred to Shengqu.

     - Equipment Transfer Agreement, dated June 20, 2003, between Shanda Networking and Shengqu. Shanda Networking transferred to Shengqu computers, servers and other equipment that it acquired between February 18, 2003 and May 31, 2003 for a purchase price of RMB16.2 million.

SERVICES, SOFTWARE LICENSES AND EQUIPMENT

     - Amended and Restated Equipment Leasing Agreement, dated December 9, 2003, between Shanda Networking and Shengqu. Shengqu leases back to Shanda Networking the equipment that it purchased from Shanda Networking and other equipment that Shanda Networking may request from time to time, for a monthly lease payment equal to 4.2% of the original value of the leased equipment. Without Shengqu's written consent, Shanda Networking may not lease any equipment from any other parties. The term of the lease is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless Shengqu notifies Shanda Networking of its intention not to renew 30 days before the current term expires.

     - Amended and Restated Technical Support Agreement, dated December 9, 2003, between Shanda Networking and Shengqu. Shengqu provides Shanda Networking with exclusive technical support services for the maintenance of Shanda Networking's servers, networks and other equipment, software and systems. Shanda Networking pays a monthly service fee to Shengqu which is based on the actual labor cost of Shanda Networking during the relevant period. In addition, Shanda Networking reimburses Shengqu for out of pocket costs Shengqu incurs in connection with providing the services under this agreement. The term of this agreement is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless Shengqu notifies Shanda Networking of its intention not to renew 30 days before the relevant term expires.

     - Amended and Restated Billing Technology License Agreement, dated December 9, 2003, between Shanda Networking and Shengqu. Shengqu granted Shanda Networking an exclusive license to use its billing system for a monthly license fee equal to a standard monthly fee per player multiplied by the average number of concurrent users for the relevant month. The standard monthly fee per player was RMB15.30 for 2003 and will be RMB13.46 for 2004 and thereafter. The term of the license is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless Shengqu notifies Shanda Networking of its intention not to renew 30 days before the relevant term expires.

     - Amended and Restated Online Game Software Marketing and License Agreement, dated December 9, 2003, between Shanda Networking and
       Shengqu.  Shengqu granted Shanda Networking a license to operate version
       1.5 of Woool, maintain relevant servers and provide related customer services in mainland China and Hong Kong. Shanda Networking paid an initial license fee of RMB50 million to Shengqu. In addition, Shanda Networking pays a quarterly license fee to Shengqu equal to 26% of Shanda Networking's subscription revenues from this game.

     - Amended and Restated Strategic Consulting Service Agreement, dated December 9, 2003, between Shanda Networking and Shengqu. Shengqu provides Shanda Networking with strategic consulting and related services for Shanda Networking's business, including (1) valuation of imported games; (2) development of new game projects; (3) industry investigation and survey; (4) marketing and promotion strategies; and (5) other services relating to Shanda Networking's business. The fee for these services will be calculated monthly according to the following formula:

          ((standard monthly fee per player multiplied by average number of concurrent users) minus (fees paid (1) to Shengqu for other services or licenses, (2) to game licensors for installation and as royalties,
          (3) to telecom providers for Internet data center leases and (4) to other cooperation partners and an additional retention amount)) multiplied by 60%.

       The standard monthly fee per player was RMB98 for 2003 and will be RMB86 for 2004 and thereafter. The additional retention amount was RMB1.72 million for 2003 and will be RMB1.9 million for 2004 and thereafter. The term of this agreement is 20 years, which will be automatically renewed for another one year term upon the expiration of each term unless Shengqu notifies Shanda Networking of its intention not to renew 30 days before the relevant term expires.

     - Software Licensing Agreement, dated December 9, 2003, between Shanda Networking and Shengqu. Shengqu granted Shanda Networking a non-exclusive and non-transferable license to install and operate the "Shanda Xintianyou 1.0" software on designated computers and to grant to its customers the right to use such software. Shanda Networking pays Shengqu an installation fee of RMB3.6 million and will reimburse Shengqu for costs Shengqu incurs in connection with the installation, adjustment and maintenance of the software and the provision of training services relating to the software. Shanda Networking also pays Shengqu a licensing fee equal to 5% of Shanda Networking's online games revenues generated from computers installed with the software from the first month after the software is installed on the relevant computers. The term of this license is two years, which will be automatically renewed for another one year term upon the expiration of each term unless Shengqu notifies Shanda Networking of its intention not to renew 30 days before the relevant term expires.

     - Software Licensing Agreement, dated December 9, 2003, between Shanda Networking and Shengqu. Shengqu granted Shanda Networking a non-exclusive and non-transferable license to install and operate the "Keep-In-Touch" software on designated computers. Shanda Networking pays Shengqu a licensing fee of RMB1.2 million and will reimburse Shengqu for costs Shengqu incurs in connection with the installation, adjustment and maintenance of the software and the provision of training services relating to the software. Shanda Networking also pays Shengqu a maintenance fee equal to 15% of the licensing fee payable under this agreement from the first month after the software is installed on the designated computers. The term of the license is one year, which will be automatically renewed for another one year term upon the expiration of each term unless Shengqu notifies Shanda Networking of its intention not to renew 30 days before the relevant term expires.

     - Software Licensing Agreement, dated December 9, 2003, between Shanda Networking and Shengqu. Shengqu granted Shanda Networking a non-exclusive and non-transferable license to install and operate the "E-sales System 2.0" software on designated computers and to grant to its customers the right to use such software. Shanda Networking pays Shengqu an installation fee of RMB6 million and will reimburse Shengqu for costs Shengqu incurs in connection with the installation, adjustment and maintenance of the software and the provision of training services relating to the software. Shanda Networking also pays Shengqu a licensing fee equal to 15% of Shanda Networking's revenues generated through the application of this software from the first month after the software is installed on the relevant computers. The term of the license is two years, which will be automatically renewed for another one year term upon the expiration of each term unless Shengqu notifies Shanda Networking its intention not to renew 30 days before the relevant term expires.

SHAREHOLDER RIGHTS AND CORPORATE GOVERNANCE

Transfer of Ownership when Permitted by Law

     Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among Shengqu, Tianqiao Chen, Danian Chen and Shanda Networking on December 30, 2003, Tianqiao Chen and Danian Chen jointly granted Shengqu an exclusive option to purchase all of their equity interest in Shanda Networking, and Shanda Networking granted Shengqu an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law or (2) to the extent permitted by law, with respect to his individual interest, either Tianqiao Chen and Danian Chen ceases to be a director or employee of Shanda Networking or desires to transfer his equity interest in Shanda Networking to a third party. Shengqu may purchase such interest or assets by itself or designate another party to purchase such interest or assets. The exercise price of the option will be equal to the lower of RMB10 million or the lowest price permitted by PRC law, or a pro rata portion thereof for a purchase of a portion of the equity interest in, or assets of, Shanda Networking. Shengqu will bear the tax consequences of Tianqiao Chen and Danian Chen caused by any exercise by Shengqu of the option to purchase the equity interest in Shanda Networking. Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered. Pursuant to the purchase option agreement, at all times before Shengqu acquires 100% of Shanda Networking's shares or assets, Shanda Networking may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is relating to the daily operation of Shanda Networking or has been disclosed to and consented to in writing by Shengqu; (2) enter into any transaction which may have a material effect on Shanda Networking assets, liabilities, operations, equity or other legal interests unless such transaction relates to the daily operation of Shanda Networking or has been disclosed to and consented to in writing by Shengqu; and (3) distribute any dividends to its shareholders in any manner, and Tianqiao Chen and Danian Chen may not cause Shanda Networking to amend its articles of association to the extent such amendment may have a material effect on Shanda Networking's assets, liabilities, operations, equity or other legal interests except for pro rata increases of registered capital required by law.

Voting Arrangement

     Pursuant to two proxies executed and delivered by Tianqiao Chen and Danian Chen to Haibin Qu and Qunzhao Tan, respectively, on December 30, 2003, Tianqiao Chen and Danian Chen have granted Haibin Qu and Qunzhao Tan, who are employees of Shengqu, the power to exercise their rights as the shareholders of Shanda Networking to appoint directors, the general manager and other senior managers of Shanda Networking. Under the purchase option agreement, Tianqiao Chen and Danian Chen have agreed that (1) they will only revoke the proxies granted to Haibin Qu or Qunzhao Tan when either of the two individuals ceases to be an employee of Shengqu or Shengqu delivers a written notice to Tianqiao Chen and Danian Chen requesting such revocation, and (2) they, or either of them, as the case may be, will execute and deliver another proxy in the same format as the one dated December 30, 2003 to any other individual as instructed by Shengqu. Tianqiao Chen and Danian Chen have agreed that they will cause their successors to continue to fulfill such undertaking if and when either ceases to be a shareholder or director of Shanda Networking.

Share Pledge Agreement

     Pursuant to a share pledge agreement, dated December 30, 2003, Tianqiao Chen and Danian Chen have pledged all of their equity interest in Shanda Networking to Shengqu to secure the payment obligations of Shanda Networking under all of the agreements between Shanda Networking and Shengqu. Under this agreement, Tianqiao Chen and Danian Chen have agreed not to transfer, assign, pledge or in other manner dispose of their interests in Shanda Networking or create any other encumbrance on their interests in Shanda Networking which may have a material effect on Shengqu's interests without the written consent of Shengqu.

Financing Support

     Pursuant to the purchase option agreement, Shengqu has agreed to provide or designate one of its affiliates to provide financing to Shanda Networking to the extent Shanda Networking needs such financing. To the extent that Shanda Networking is unable to repay the financing due to its losses, Shengqu agrees to waive or cause other relevant parties to waive all recourse against Shanda Networking with respect to the financing.

Indemnifications

     Shengqu has agreed to provide necessary support to and to indemnify Tianqiao Chen and Danian Chen to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with Shengqu.

OTHER RELATED PARTY TRANSACTIONS

Shareholders Agreement

     Pursuant to the terms of a shareholders agreement with all of our existing shareholders, at any time six months after the closing of the initial public offering of our ordinary shares pursuant to a registration statement, any shareholder(s) holding of record at least 50% of registrable securities then outstanding may, on three occasions only, require us to effect the registration, on a form other than Form F-3, of all or part of the registrable securities then outstanding.

     In addition, any holder of registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least US$1,000,000 and we are entitled to use Form F-3 (or a comparable form) for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than one such registration in any six month period.

     Registrable securities are ordinary shares issued or issuable to the holders of our preferred shares, including (1) ordinary shares issued or issuable upon conversion of any of our preferred shares, (2) ordinary shares issued or issuable upon exercise of any options or warrants to purchase ordinary shares or our Series A convertible redeemable preferred shares, and (3) ordinary shares issued pursuant to stock splits, stock dividends and similar distributions to the holders of our preferred shares. Under certain circumstances, such demand registration may also include ordinary shares other than registrable securities.

     For a further description of these registration rights, see "Description of Share Capital -- Registration Rights".

Acquisition of Heng Kang's Distribution Business

     Until February 2003, Heng Kang Networking Company Limited, which is owned by immediate family members of Tianqiao Chen and Danian Chen, was the sole distributor of the pre-paid game cards for Shanda Networking's online games business. In February 2003, we paid US$3 million to Heng Kang for the distribution related business of Heng Kang, which included access to provincial distributors, access to the e-sales systems and personnel involved in the distribution process.

Sale of Stamedotcom

     In September 2003, we sold our entire ownership interest in Stamedotcom, an online virtual community Internet business, for cash consideration of approximately RMB1.6 million to two companies owned by immediate family members of Tianqiao Chen and Danian Chen.

                          DESCRIPTION OF SHARE CAPITAL

     As of the date hereof, our authorized share capital is US$2,160,601.00 divided into 186,000,000 ordinary shares, par value US$0.01 per share and 30,060,100 preferred shares, par value US$0.01 per share, and the issued share capital is US$1,197,889.18 divided into 89,728,818 ordinary shares and 30,060,100 preferred shares fully paid or credited as fully paid.

     We were incorporated as Shanda (Cayman) Holdings Limited in the Cayman Islands on November 17, 2003 as an exempted company with limited liability under the Companies Law (2003 Revision) Cap. 22 of the Cayman Islands, or the Companies Law. On November 25, 2003 we changed our name to Shanda Interactive Entertainment Limited. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company

     - is a company that conducts its business outside of the Cayman Islands,

     - is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board,

     - does not have to make its register of shareholders open to inspection and

     - may obtain an undertaking against the imposition of any future taxation.

     Our amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, authorize the issuance of
up to           ordinary shares, par value US$0.01 per share, and
preferred shares, par value US$0.01 per share. The following summarizes the terms and provisions of our share capital upon the completion of this offering, as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read the form of our amended and restated memorandum and articles of association, which will be filed as exhibits to the registration statement of which this prospectus is a part.

     The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders' rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.

MEETINGS

     Subject to the company's regulatory requirements, an annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 10 days' notice in writing and any other extraordinary general meeting shall be called by not less than 10 days' notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

     Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

     No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

     Shareholders present in person or by proxy that represent not less than a majority in nominal value of our total issued voting shares will constitute a quorum.

     A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

     The quorum for a separate general meeting of the holders of a separate class of shares is described in "-- Modification of Rights" below.

VOTING RIGHTS ATTACHING TO THE SHARES

     Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each share which such shareholder is the holder.

     No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or instalments due by such shareholder to us have been paid.

     If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

     While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the company, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and the company has made no provisions in its articles of association to allow cumulative voting for such elections.

PROTECTION OF MINORITY SHAREHOLDERS

     The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

     Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

     Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

     The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge
(1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

PRE-EMPTION RIGHTS

     There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

LIQUIDATION RIGHTS

     Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

     If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

MODIFICATION OF RIGHTS

     Except with respect to share capital (as described below) and the location of the registered office, alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

     Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

     The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

ALTERATION OF CAPITAL

     We may from time to time by ordinary resolution:

     - increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

     - consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

     - cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

     - sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

     - divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

     We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

TRANSFER OF SHARES

     Subject to any applicable restrictions set forth in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

     Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

     - the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

     - the instrument of transfer is in respect of only one class of share;

     - the instrument of transfer is properly stamped (in circumstances where stamping is required);

     - in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

     - a fee of such maximum sum as the Nasdaq National Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

     If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

     The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

SHARE REPURCHASE

     We are empowered by the Companies Law and our amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the Nasdaq National Market, or by any recognized stock exchange on which our securities are listed.

DIVIDENDS

     Subject to the Companies Law, we may declare in a general meeting dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

     Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

     Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

     Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, instalments or otherwise.

     No dividend or other money payable by us on or in respect of any share shall bear interest against us.

     In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our shareholders so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our directors may also, with the sanction of our shareholders in a general meeting, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

     Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

     All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

     Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates or authorize any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to our directors.

UNTRACEABLE SHAREHOLDERS

     We are entitled to sell any shares of a shareholder who is untraceable, provided that:

     (1) all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

     (2) we have not during that time or before the expiry of the three-month period referred to in sub-clause (4) below received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law;

     (3) during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the shareholder; and

     (4) upon expiry of the 12-year period, we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of its intention to sell these shares, and a period of three months has elapsed since such advertisement and the Nasdaq National Market has been notified of such intention.

     The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

DIFFERENCES IN CORPORATE LAW

     The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

     Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

     - the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

     - the shareholders have been fairly represented at the meeting in question;

     - the arrangement is such as a businessman would reasonably approve; and

     - the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a "fraud on the minority".

     When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

     Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company's assets as is commonly adopted by U.S. companies.

     If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

     Shareholders' Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

     - a company is acting or proposing to act illegally or beyond the scope of its authority;

     - the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

     - those who control the company are perpetrating a "fraud on the minority".

     Corporate Governance. Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

BOARD OF DIRECTORS

     We are managed by our board of directors. Our amended and restated articles of association provide that the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three or more than fifteen directors. Initially we have set our board of directors to have seven directors. Our directors may be removed by way of an ordinary resolution of our shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by ordinary resolutions of our shareholders or by the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Any directors so appointed by our board of directors holds office until the next following annual general meeting of our company and is eligible for reelection at that meeting. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

     Meetings of our board of directors may be convened at any time deemed necessary by our chairman or one third or more of the members of our board of directors. Advance notice of a meeting is not required if all of our directors are present or represented at the meeting concerned and consent to the holding of such meeting.

     A meeting of our board of directors shall be competent to make lawful and binding decisions if a majority of the members of our board of directors are present or represented. At any meeting of our directors, each director is entitled to one vote.

     Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

COMMITTEES OF BOARD OF DIRECTORS

     Our board of directors has established an audit committee and a compensation committee.

     Audit Committee. Our audit committee currently consists of Hongliang Lu, Ruigang Li and Mark Evans. All of our audit committee members are "independent directors" within the meaning of the Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

     Our audit committee will be responsible for, among other things:

     - selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

     - annually reviewing an independent auditors' report describing the auditing firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

     - setting clear hiring policies for employees or former employees of the independent auditors;

     - reviewing with the independent auditors any audit problems or difficulties and management's response;

     - reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

     - discussing the annual audited financial statements with management and the independent auditor;

     - discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

     - reviewing reports prepared by management or independent auditors relating to significant financial reporting issues and judgments;

     - discussing earnings press release, as well as financial information and earnings guidance provided to analysts and rating agencies;

     - reviewing with management and independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

     - discussing policies with respect to risk assessment and risk management;

     - reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

     - timely reviewing reports from independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

     - establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

     - annually evaluating the performance of our audit committee and reviewing and reassessing the adequacy of our audit committee charter;

     - handling such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

     - meeting separately, periodically, with management, internal auditors and the independent auditors; and

     - reporting regularly to the full board of directors.

     Our board of directors has adopted a written charter for our audit committee, which will be available on our website. The information on our website is not a part of this prospectus.

     Compensation Committee.  Our current compensation committee consists of
          , who is an independent director,           and           .

     Our compensation committee will be responsible for:

     - reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

     - reviewing and determining bonuses for our officers and other employees;

     - reviewing and determining stock-based compensation for our directors, officers, employees and consultants;

     - administering our equity incentive plans in accordance with the terms thereof; and

     - such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

     We are a "controlled company" as defined under Nasdaq Marketplace Rule 4350(c)(5). As a result, for so long as we remain a controlled company as defined in that rule, we are exempt from some of the requirements of Nasdaq Marketplace Rule 4350(c), including the requirements that:

     - a majority of our board of directors must be independent directors;

     - that the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

     - that the director nominees must be selected or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors.

ISSUANCE OF ADDITIONAL ORDINARY SHARES OR PREFERRED SHARES

     Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

     Our amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

     - the designation of the series;

     - the number of shares of the series;

     - the dividend rights, dividend rates, conversion rights, voting rights;
       and

     - the rights and terms of redemption and liquidation preferences.

     Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

     Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

REGISTRATION RIGHTS

     Under the terms of a shareholders agreement with all of our existing shareholders, at any time six months after the closing of the initial public offering of our ordinary shares pursuant to a registration statement, any shareholder(s) holding of record at least 50% of registrable securities then outstanding may, on three occasions only, require us to effect the registration, on a form other than Form F-3, of all or part of the registrable securities then outstanding.

     In addition, any holder of registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least US$1,000,000 and we are entitled to use Form F-3 (or a comparable form) for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than one such registration in any six month period.

     Registrable securities are ordinary shares issued or issuable to the holders of our preferred shares, including: (1) ordinary shares issued or issuable upon conversion of any of our preferred shares, (2) ordinary shares issued or issuable upon exercise of any options to purchase ordinary shares or series A convertible redeemable preferred shares, and (3) ordinary shares issued pursuant to stock splits, stock dividends and similar distributions to the holders of our preferred shares. Upon completion of this offering, the holder of
          ordinary shares, or approximately      % of the outstanding shares, or
their transferees will be entitled to request that we register their ordinary shares under the Securities Act following the expiration of the lockup agreements described above. Under certain circumstances, such demand registration may also include ordinary shares other than registrable securities.

     We are not, however, obligated to effect any such demand registration:

     - in any particular jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless we are already subject to service in that jurisdiction and except as may be required by the Securities Act or other applicable law in a jurisdiction other than the United States in which the registration is being effected;

     - if we, within ten days of receipt of a request for such registration, give notice of our bona fide intention to effect the filing of a registration statement with the SEC (or any comparable regulatory agency for a registration in a jurisdiction other than the United States) within 60 days of receipt of such request (other than a registration of securities in a business combination transaction pursuant to Rule 145 under the Securities Act or an offering solely to employees);

     - within six months immediately following the effective date of any registration statement pertaining to our securities (other than a registration of securities in a transaction pursuant to Rule 145 under the Securities Act or with respect to an employee benefit plan); or

     - if we furnish to the holders of registrable securities a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be seriously detrimental to us or our shareholders for a registration statement to be filed in the near future, in which event we have the right to defer the filing of the registration statement, no more than once during any 12 month period, for a period not to exceed 60 days from the receipt of the request to file such registration statement so long as we do not file a registration statement with respect to the public offering of our securities during such 60 day period.

     Holders of registrable securities also have "piggyback" registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares other than a registration:

     - relating solely to the sale of securities to participants in our stock option plan;

     - relating to a corporate reorganization or other transaction pursuant to Rule 145 under the Securities Act;

     - on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities; and

     - in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered.

     If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to "piggyback" registration rights may not be reduced to less than 25% of the aggregate securities included in such offering.

     We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3, unlimited Form F-3 and piggyback registrations, except underwriting discounts and selling commissions.

     The foregoing demand, Form F-3 and piggyback registration rights will terminate, with respect to any holder of registrable securities, on the earlier of:

     - December 19, 2009, which is the date six years after the date of the shareholders agreement;

     - upon such holder holding less than 1% of the outstanding ordinary shares after our initial public offering; and

     - upon such holder becoming eligible to sell all of such holder's registrable securities pursuant to Rule 144 under the Securities Act within any three-month period without volume limitations, under Rule 144(k), or under any comparable securities law of a jurisdiction other than the United States for sale of registrable securities in such jurisdiction.

     Moreover, we are not obligated to register any registrable securities if:

     - we obtain from the SEC (or a comparable regulatory agency in a jurisdiction other than the United States) a "no-action" letter in which the SEC (or such comparable regulatory agency) has indicated that it will take no action under the Securities Act (or comparable law) if any holder of registrable securities disposes of such securities and that the securities may be sold to the public without registration in accordance with any established procedure or "safe harbor" without unreasonable legal risk or uncertainty; or

     - in the opinion of counsel retained by us concurred in by counsel for the holder of registrable securities, no registration under the Securities Act (or comparable law) is required in connection with the sale of the registrable securities to the public.

INSPECTION OF BOOKS AND RECORDS

     Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records except that under the shareholders agreement with our existing shareholders, the holders of our preferred shares will continue to be entitled to customary information and inspection rights relating to our facilities, books and records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

AMERICAN DEPOSITARY SHARES

     The Bank of New York, as depositary, will execute and deliver American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will
represent           shares (or a right to receive           shares) deposited
with the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The principal executive office of the depositary is located at One Wall Street, New York, New York 10286.

     You may hold ADSs either directly (by having an ADS registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

     The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in this prospectus under "Where You Can Find Additional Information".

DIVIDENDS AND OTHER DISTRIBUTIONS

HOW WILL YOU RECEIVE DIVIDENDS AND OTHER DISTRIBUTIONS ON THE SHARES?

     The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

     - CASH. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

       Before making a distribution, any withholding taxes that must be paid will be deducted. See "Taxation". It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

     - SHARES. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. If we offer or cause to be offered to holders of the shares an option to elect to receive dividends in fully paid shares instead of cash, we will consult with the depositary to determine whether that option will be made available to you and, if so, the related procedures.

     - RIGHTS TO PURCHASE ADDITIONAL SHARES. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may, after consultation with us, make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

       If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

       U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

     - OTHER DISTRIBUTIONS. The depositary distribute to you anything else we distribute on deposited securities by any means the depositary believes to be legal, fair and practical. If the depositary cannot make the distribution, it may decide to sell what we distributed and distribute the net proceeds in the same way it distributes cash, or it may hold what we distribute in which case ADSs will also represent the newly-distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that the distribution does not require registration under the Securities Act.

     The depositary shall not be held responsible for the failure to make a distribution if the depositary determines that it is unlawful or impractical to make the distribution. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

DEPOSIT, WITHDRAWAL AND CANCELLATION

HOW ARE ADSS ISSUED?

     The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its corporate trust office to the persons you request. The depositary will not, however, knowingly accept shares for deposit that are required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to those shares.

HOW DO ADS HOLDERS CANCEL ADSS AND OBTAIN SHARES?

     You may turn in your ADSs at the depositary's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

VOTING RIGHTS

HOW DO YOU VOTE?

     You may instruct the depositary to vote the shares underlying your ADSs. The depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our amended and restated memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. If the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

     - we do not wish to receive a discretionary proxy;

     - we think there is substantial shareholder opposition to the particular question; or

     - we think the particular question would have an adverse impact on our shareholders.

     The depositary will only vote or attempt to vote as you instruct or as described in the preceding sentence.

     We will make all reasonable efforts to cause the depositary to extend voting rights to you, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

FEES AND EXPENSES


PERSONS DEPOSITING SHARES OR                       FOR:
ADS HOLDERS MUST PAY TO THE DEPOSITARY:

- US$5.00 (or less) per 100 ADSs (or portion       - Issuance of ADSs, including issuances
  of 100 ADSs)                                       resulting from a distribution of shares or
                                                     rights or other property

                                                   - Cancellation of ADSs for the purpose of
                                                     withdrawal, including if the deposit
                                                     agreement terminates

- US$.02 (or less) per ADS                         - Any cash distribution to you

- A fee equivalent to the fee that would be        - Distribution of securities distributed to
  payable if securities distributed to you         holders of deposited securities which are
  had been shares and the shares had been            distributed by the depositary to ADS
  deposited for issuance of ADSs                     holders

- US$.02 (or less) per ADSs per calendar           - Depositary services
  year (if the depositary has not collected
  any cash distribution fee during that
  year)

- Registration or transfer fees                    - Transfer and registration of shares on our
                                                     share register to or from the name of the
                                                     depositary or its agent when you deposit
                                                     or withdraw shares
- Expenses of the depositary in converting
  foreign currency to U.S. dollars
- Expenses of the depositary                       - Cable, telex and facsimile transmissions
                                                   (when expressly provided in the deposit
                                                     agreement)
- Taxes and other governmental charges the
  depositary or the custodian has to pay on
  any ADSs or shares underlying ADSs, such
  as stock transfer taxes, stamp duties or
  withholding taxes
- Any charges incurred by the depositary or        - As necessary
  its agents for servicing the deposited
  securities

PAYMENT OF TAXES

     You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The depositary may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. The depositary may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if applicable, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

     IF WE:

     - Change the nominal or par value of our shares

     - Reclassify, split up or consolidate any of the deposited securities

     - Recapitalize, reorganize, merge, consolidate, sell all or substantially all of our assets, or take any similar action

     THEN:

     - The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

     - The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

AMENDMENT AND TERMINATION

HOW MAY THE DEPOSIT AGREEMENT BE AMENDED?

     We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

HOW MAY THE DEPOSIT AGREEMENT BE TERMINATED?

     The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank. In either case, the depositary must notify you at least 90 days before termination.

     After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

LIMITATIONS ON OBLIGATIONS AND LIABILITY

LIMITS ON OUR OBLIGATIONS AND THE OBLIGATIONS OF THE DEPOSITARY; LIMITS ON LIABILITY TO HOLDERS OF ADSS

     The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

     - are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

     - are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

     - are not liable if either of us exercises discretion permitted under the deposit agreement;

     - have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

     - may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

     In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary's own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

REQUIREMENTS FOR DEPOSITARY ACTIONS

     Before the depositary will deliver or register a transfer of an ADS, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

     - payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

     - satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

     - compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary are closed or at any time if the depositary or we think it advisable to do so.

NOTICES AND REPORTS

     The depositary will keep books at its corporate trust office for the registration of ADSs and transfers of ADSs, which at all reasonable times shall be open for inspection by you, provided that such inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or ADSs.

     The depositary will make available for inspection by registered holders at its corporate trust office any reports and communications, including any proxy soliciting material, received from us, which are both (1) received by the depositary as the holder of the deposited securities and (2) made generally available to the holders of such deposited securities by us. The depositary will also, upon written request, send to the registered holders copies of such reports when furnished by us pursuant to the deposit agreement. Any such reports and communications, including any proxy soliciting material, furnished to the depositary by us will be furnished in English.

YOUR RIGHT TO RECEIVE THE SHARES UNDERLYING YOUR ADSS

     You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

     - When there are temporary delays caused by: (1) the closing of the depositary's or our transfer books; (2) the deposit of shares in connection with voting at a shareholders' meeting; or (3) payment of dividends.

     - When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

     - When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

     This right of withdrawal may not be limited by any other provision of the deposit agreement.

PRE-RELEASE OF ADSS

     The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares, unless requested by us to stop doing so. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs, even if the ADSs are canceled before the pre-release transaction has been closed out. A pre-release transaction is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release transaction. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (i) owns the shares or ADSs to be deposited; (ii) assigns all beneficial rights, title and interest in such shares or ADSs, as the case may be, to the depositary in its capacity as depositary and for the benefit of the ADS holders, and (iii) will not take any action with respect to such shares or ADSs, as the case may be, that is inconsistent with the transfer of beneficial ownership, other than in satisfaction of the pre-release, (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release transaction on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release transactions, although the depositary may disregard the limit from time to time, if it believes that it is appropriate to do so.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding           ADSs
representing approximately      % of our ordinary shares. All of the ADSs sold
in this offering and the ordinary shares they represent will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could materially and adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and while application will be made for our ADSs to be quoted on the Nasdaq National Market, we cannot assure you that an active trading market for our ADSs will develop. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

LOCK-UP AGREEMENTS

     We have agreed for a period of days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of Goldman Sachs (Asia) L.L.C.:

     - any of our ordinary shares or depositary shares representing our ordinary shares;

     - any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares;

     - any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above;

other than pursuant to (1) exercises of options under employee stock option plans existing on the date of this prospectus and (2) the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus, which in each case is described in this prospectus.

     In addition, we have agreed to cause each of our subsidiaries and controlled affiliates not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of days after the date of this prospectus without the prior written consent of Goldman Sachs (Asia) L.L.C., any of the securities referred to above, other than pursuant to (1) exercises of options under employee stock option plans existing on the date of this prospectus and (2) the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus, which in each case is described in this prospectus.

     Furthermore, each of (1) Skyline Media Limited, our controlling shareholder, (2) SB Asia Infrastructure Fund L.P., the holder of all of the outstanding shares of our convertible preferred shares, and (3) our directors and executive officers that have received options to purchase our ordinary
shares have also entered into a similar      day lock-up agreement with respect
to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. These parties collectively own 100% of our outstanding ordinary shares without giving effect to this offering.

     These restrictions do not apply to (1) the           ADSs and our ordinary
shares representing such ADSs being offered in connection with this offering and
(2) up to           ADSs and our ordinary shares representing such ADSs that may be purchased by the underwriters if their option to purchase additional ADSs is exercised in full.

     We are not aware of any plans by any significant shareholders to dispose of significant numbers of ADSs or our ordinary shares. We cannot assure you, however, that one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or our ordinary shares will not dispose of significant numbers of ADSs or our ordinary shares. No prediction can be made as to the effect, if any, that future sales of ADSs or our ordinary shares, or the availability of ADSs or our ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of ADSs or our ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who owns our restricted ordinary shares and who has beneficially owned those shares for at least one year is entitled to sell within any three-month period a number of shares, including ADSs representing such number of shares, that does not exceed the greater of the following:

     - 1% of the number of our ordinary shares then outstanding, in the form of
       ADSs or otherwise, which will equal approximately           million
       shares immediately after this offering; and

     - the average weekly trading volume of our ADSs on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

     Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

RULE 144(K)

     Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of           of our ordinary
shares, or approximately % of the outstanding shares, or their transferees will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lockup agreements described above. For a further description of these registration rights, see "Description of Share Capital -- Registration Rights".

                                    TAXATION

     The following discussion of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, Cayman, special Cayman Islands counsel to us. To the extent the discussion relates to legal conclusions under current U.S. federal income tax law (not including any of our expectations), and subject to the qualifications herein, it represents the opinion of O'Melveny & Myers LLP, our special U.S. counsel.

CAYMAN ISLANDS TAXATION

     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADS, or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

     Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

         (1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

         (2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 25, 2003.

UNITED STATES FEDERAL INCOME TAXATION

     This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you are an initial purchaser of our ADSs and you hold and beneficially own our ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

     - dealers in securities or currencies;

     - traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

     - banks or other financial institutions;

     - insurance companies;

     - tax-exempt organizations;

     - partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding notes through any such entities;

     - persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

     - U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

     - persons liable for alternative minimum tax; or

     - persons who own or are deemed to own more than 10% of any class of our ADSs.

     This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the projected value of our stock and the nature of our business. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

     You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

     For purposes of the U.S. federal income tax discussion below, you are a "U.S. holder" if you beneficially own ADSs and are:

     - a citizen or resident of the United States;

     - a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to U.S. federal income tax regardless of its source; or

     - a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or
       (b) the trust has a valid election in effect to be treated as a U.S. person.

     If you are not a U.S. holder, please refer to the discussion below under "Non-U.S. Holders."

     For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. HOLDERS

Dividends on ADSs

     We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See "Dividend Policy".

     Subject to the discussion under the heading "Anti-Deferral Rules" below, if we do make distributions and you are a U.S. holder, the gross amount of any distributions you receive on your ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our ADSs will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2009) as long as our ADSs continue to be readily tradable on the NASDAQ. You should consult your own tax advisers as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

     We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our stock, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us.

Sales and Other Dispositions of ADSs

     Subject to the discussion under the heading "Anti-Deferral Rules" below, when you sell or otherwise dispose of ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs. Your adjusted tax basis will generally equal the amount you paid for the ADSs. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2009). Your ability to deduct capital losses will be subject to various limitations.

Anti-Deferral Rules

     The earnings of foreign corporations are generally not subject to U.S. federal income tax until they are distributed to their shareholders. You should be aware, however, that there are certain rules that, if applicable, would accelerate U.S. federal income taxation to you of some or all of our earnings and could otherwise have adverse tax consequences to you. The more commonly applicable of those anti-deferral rules are the passive foreign investment company, ("PFIC") rules, controlled foreign corporation, ("CFC") rules, and foreign personal holding company, ("FPHC") rules. Because of the current and expected future ownership of our stock and ADSs, we believe we are not, and we do not expect to become, subject to, the CFC or FPHC rules for U.S. federal income tax purposes. However, the PFIC rules are discussed below.

      Status as a PFIC

     If we are a PFIC in any taxable year, as a U.S. holder, you will generally be subject to additional taxes and interest charges on certain "excess" distributions we make and on any gain realized on the disposition or deemed disposition of your ADSs regardless of whether we continue to be a PFIC in the year in which you receive an "excess" distribution or dispose of or are deemed to dispose of your ADSs. Distributions in respect of your ADSs during a taxable year will generally constitute "excess" distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

     To compute the tax on "excess" distributions or any gain, (1) the "excess" distribution or the gain will be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above will be imposed with respect to any portion of the "excess" distribution or gain that is allocated to such period. In addition, if we are a PFIC, no distribution that you receive from us will qualify for taxation at the preferential rate discussed in the "Dividends on ADSs" section above.

     We will be classified as a PFIC in any taxable year if either: (1) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties), or

(2) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the asset test, any cash, including any cash proceeds from this offering not invested in active assets shortly after the offering, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits, that is readily convertible into cash, will generally count as a passive asset.

     We operate an active online games business in China and do not expect to be a PFIC for the taxable year 2004. Our expectation is based on assumptions as to our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ADSs and of the other cash that we will hold and generate in the ordinary course of our business throughout the taxable year 2004. Despite our expectation, there can be no assurance that we will not be a PFIC for the taxable year 2004 and/or later taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if we do not spend sufficient amounts of the proceeds of the initial public offering of our ADSs, if our market capitalization (i.e., our stock price) at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us.

     If we are a PFIC in any year, as a U.S. holder, you will be required to make an annual return on IRS Form 8621 regarding your ADSs. However, in part because we do not plan on keeping a set of U.S. tax accounting books, we do not intend to generate, or share with you, the information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs.

     The ADSs will be "marketable" as long as they remain regularly traded on a national securities exchange, such as NASDAQ. As a result, if we are a PFIC in any year, you will be able to avoid the "excess" distribution rules described above by making a timely so-called "mark-to-market" election with respect to your ADSs. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election will generally be taxed at ordinary income rates. Any ordinary losses will be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs will be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a "mark-to-market" election with respect to your ADSs.

     Generally, if we are or become a PFIC in any year, you would be able to avoid the "excess" distribution rules by making a timely election to treat us as a so-called "Qualified Electing Fund" or "QEF." You would then generally be required to include in gross income for any taxable year (i) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (ii) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, because we do not intend to keep a set of U.S. tax accounting books and do not intend to provide you with the information you would need to make or maintain a "QEF" election, you will not be able to make or maintain such an election with respect to your ADSs.

NON-U.S. HOLDERS

     If you are not a U.S. holder for U.S. federal income tax purposes (a "non-U.S. holder"), you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:

     - that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such gain is attributable to a permanent establishment that you maintain in the United States; or

     - you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or
       (2) you have a tax home in the United States.

     If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your ADSs, including dividends and the gain from the disposition of ADSs, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING RULES

     In general, dividend payments with respect to the ADSs and the proceeds received on the sale or other disposition of those ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

     PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

                                  UNDERWRITING

     We, the selling shareholders and the underwriters named below, have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman, Sachs (Asia) L.L.C. is the representative of the underwriters. Goldman Sachs (Asia) L.L.C.'s address is 68th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

                        Underwriters                              Number of ADSs
                        ------------                           --------------------
Goldman Sachs (Asia) L.L.C. ................................
Bear, Stearns & Co. Inc. ...................................
CLSA Limited(1).............................................
The Hongkong and Shanghai Banking Corporation Limited.......
Piper Jaffray & Co. ........................................

                                                               --------------------
          Total.............................................
                                                               ====================

---------------

(1) CLSA Limited has formed a strategic marketing alliance with CIBC World Markets Corp. pursuant to which they share underwriting obligations with respect to the offering.

     The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

     The underwriters have an option to buy up to an additional           ADSs
from us. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

     The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to
purchase a total of           additional ADSs.

                                                              No Exercise   Full Exercise
                                                              -----------   -------------
Per ADS.....................................................   US$            US$
Total.......................................................   US$            US$

     Total underwriting discounts and commissions to be paid to the underwriters
represent      % of the total amount of the offering.

     ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of
up to US$     per ADS from the initial public offering price. Any such
securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$ per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     Total expenses for this offering are estimated to be approximately US$
          million, including SEC registration fees of US$           million,
NASD filing fees of US$           million,

Nasdaq listing fees of US$           million, printing fees of approximately US$
          million, legal fees of approximately US$           million and
accounting fees of approximately US$           million. All amounts are
estimated except for the fees relating to the SEC registration, the NASD filing and the Nasdaq listing.

     Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman, Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

     The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs, as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.

     We have entered into a           lock-up agreement with the underwriters
regarding: (1) our ordinary shares and depositary shares representing our ordinary shares; (2) shares of our subsidiaries and controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, each of Skyline Media Limited, SB Asia Infrastructure Fund L.P. and our directors and executive officers that have received options to purchase our ordinary shares have entered into a similar
          -day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. These restrictions do not apply to (1) the exercise of options under employee stock option plans existing on the date of this prospectus and (2) the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus, which in each case is described in this prospectus. See "Shares Available for Future Sale".

     At our request, the underwriters have reserved           ordinary shares
for sale, at the initial public offering price through a directed share program to persons that we believe have contributed to our growth. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in this offering will be reduced to the extent that the reserved shares are purchased in the directed share program. Any reserved shares not purchased through the directed share program will be offered to the general public on the same basis as the other shares offered hereby.

     Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representative. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     We have applied for the ADSs offered in this offering to be quoted on the Nasdaq National Market under the symbol "SNDA".

     In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs from us. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADS, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Prior to the expiry of a period of six months from the closing date of the issuance of the ADSs, no ADSs may be offered or sold to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received in connection with the issue or sale of any ADSs may only be communicated or caused to be communicated in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to our company. All applicable provisions of the Financial Services and Markets Act 2000 and the Public Offers of Securities Regulation 1995 with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom must be complied with.

     The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other relevant law and regulations of Japan.

     The ADSs may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

     This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289, of Singapore, or the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the condition, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

     Any ADSs that are offered, as part of their initial distribution or by way of re-offering, in The Netherlands shall, in order to comply with the Netherlands Securities Market Supervision Act 1995, only be offered, and such an offer shall only be announced in writing (whether electronically or otherwise), to individuals or legal entities in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities) (together, "Professional Investors"), provided that in the offer and in any documents or advertisements in which a forthcoming offering of such ADSs is publicly announced (whether electronically or otherwise) it is stated that such offer is and will be exclusively made to such Professional Investors.

     No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

     A prospectus in electronic format will be made available on the websites maintained by the global coordinator or one or more securities dealers. The global coordinator may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

     Some of the underwriters and their affiliates have provided, and may in the future provide, investment banking and other services to us, our officers or our directors. To date, none of the transactions for which we have received advice from the underwriters and their affiliates have been consummated and we have not paid any fees to the underwriters and their affiliates in connection with such advice. The underwriters and their affiliates have, from time to time, provided services to our officers and directors for which they have received customary fees and commissions.

     Goldman Sachs (Asia) L.L.C. is acting as the global coordinator and sole bookrunner for this offering.

                        ENFORCEMENT OF CIVIL LIABILITIES

     We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

     Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

     We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

     Conyers Dill & Pearman, Cayman, our counsel as to Cayman Islands law, and Grandall Legal Group (Shanghai), our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

     Conyers Dill & Pearman, Cayman, has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

     Grandall Legal Group (Shanghai) has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

                           VALIDITY OF THE SECURITIES

     The validity of the ADSs and certain other legal matters of United States Federal securities and New York State law will be passed upon for us by O'Melveny & Myers LLP. The underwriters are being represented by Sullivan & Cromwell LLP with respect to matters of United States Federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman, Cayman. Legal matters as to PRC law will be passed upon for us by Grandall Legal Group (Shanghai) and for the underwriters by Richard Wang & Co.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2003, 2002 and 2001 and for each of the three years ended December 31, 2003 included elsewhere in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent accountants, given on their authority as experts in auditing and accounting. The offices of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. are located at 19th Floor, Shui On Plaza, 333 Huai Hai Zhong Road, Shanghai 20021, China.

     The statements included in this prospectus under the caption "Risk Factors -- Risks Relating to Our Business"; "Risk Factors -- Risks Relating to Our Structure and to Regulation of the Internet"; "Risk Factors -- Risks Relating to the People's Republic of China"; "Our Corporate Structure"; "Regulation"; "Related Party Transactions"; and "Enforcement of Civil Liabilities", and in other sections of this prospectus, to the extent they constitute matters of PRC law, have been reviewed and confirmed by Grandall Legal Group (Shanghai), our PRC counsel, as experts in such matters, and are included herein in reliance upon such review and confirmation. The offices of Grandall Legal Group (Shanghai) are located at 31st Floor, Nanzheng Building, 580 Nanjing Road West, Shanghai 200041, China.

     The description of the ICC arbitration in Singapore in this prospectus under the caption "Business -- Legal Proceedings" has been reviewed and confirmed by Allen & Gledhill, of 36 Robinson Road, #18-01 City House, Singapore 068877, our Singapore counsel, as experts in such matters, and is included herein in reliance upon such review and confirmation.

     The description of the litigation in the Beijing First Intermediate People's Court in this prospectus under the caption "Business -- Legal Proceedings" has been reviewed and confirmed by Beijing East IP Law Firm, of Suite 1601, Tower E2, The Towers, Oriental Plaza, No. 1, East Chang An Avenue, Dongcheng District, Beijing 100738, our PRC intellectual property litigation counsel, as experts in such matters, and is included herein in reliance upon such review and confirmation.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form F-1 and a registration statement on Form F-6, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review a full text of these documents.

     The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http:///www.sec.gov. The information on that website is not a part of this prospectus.

     We will furnish to The Bank of New York, as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders' meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders' meeting it receives.

     Upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statements and other information, may also be inspected at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGES
                                                              -----
Report of Independent Auditors..............................    F-2
Consolidated Statements of Operations and Comprehensive
  Income for the Years Ended December 31, 2001, 2002 and
  2003......................................................    F-3
Consolidated Balance Sheets as of December 31, 2001, 2002
  and 2003..................................................    F-4
Consolidated Statements of Changes in Shareholders' Equity
  as of December 31, 2001, 2002 and 2003....................    F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2001, 2002 and 2003..........................    F-6
Notes to the Consolidated Financial Statements for the Years
  Ended December 31, 2001, 2002 and 2003....................    F-7

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SHANDA INTERACTIVE ENTERTAINMENT LIMITED:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders' equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of Shanda Interactive Entertainment Limited (the "Company") and its subsidiaries as of December 31, 2001, 2002 and 2003, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People's Republic of China
February 26, 2004, except for Note 20, which is as of March 5, 2004.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------
                                                   NOTE       2001           2002           2003           2003
                                                   ----   ------------   ------------   ------------   ------------
                                                                                                           US$
                                                              RMB            RMB            RMB         (NOTE 2C)
Revenues:
  Online game subscriptions.....................             4,125,576    344,424,380    621,243,139     75,059,279
  Others........................................               716,520         99,000     12,167,202      1,470,055
                                                          ------------   ------------   ------------   ------------
Total revenues..................................             4,842,096    344,523,380    633,410,341     76,529,334
                                                          ------------   ------------   ------------   ------------
Less: business tax and related surcharges.......              (290,474)   (18,302,875)   (33,429,893)    (4,039,036)
                                                          ------------   ------------   ------------   ------------
Net revenues....................................             4,551,622    326,220,505    599,980,448     72,490,298
                                                          ------------   ------------   ------------   ------------
Cost of services................................            (1,969,996)  (122,080,747)  (233,701,419)   (28,236,063)
                                                          ------------   ------------   ------------   ------------
Gross profit....................................             2,581,626    204,139,758    366,279,029     44,254,235
                                                          ------------   ------------   ------------   ------------
Operating expenses:
  Product development...........................            (1,821,734)    (4,981,960)   (28,751,036)    (3,473,732)
  Sales and marketing...........................            (2,399,991)   (10,827,784)   (43,750,356)    (5,285,966)
  General and administrative....................            (4,695,037)   (25,705,807)   (65,548,246)    (7,919,611)
  Share-based compensation*.....................                    --             --    (15,056,060)    (1,819,090)
                                                          ------------   ------------   ------------   ------------
Total operating expenses........................            (8,916,762)   (41,515,551)  (153,105,698)   (18,498,399)
                                                          ------------   ------------   ------------   ------------
Income (loss) from operations...................            (6,335,136)   162,624,207    213,173,331     25,755,836
Interest income.................................               204,974      1,088,943      6,979,927        843,323
Investment income...............................                    --         22,396      6,551,259        791,530
Other income (expense), net.....................     8         (17,741)    (1,371,026)    61,151,579      7,388,401
                                                          ------------   ------------   ------------   ------------
Income (loss) before minority interests, income
  tax benefits (expenses) and extraordinary
  gain..........................................            (6,147,903)   162,364,520    287,856,096     34,779,090
Income tax benefits (expenses)..................     9          87,180    (23,076,990)   (18,646,877)    (2,252,936)
Minority interests..............................     4       4,780,771             --      3,640,950        439,904
                                                          ------------   ------------   ------------   ------------
Income (loss) before extraordinary gain.........            (1,279,952)   139,287,530    272,850,169     32,966,058
Extraordinary gain arising from acquisition of a
  company.......................................     4       4,515,512             --             --             --
                                                          ------------   ------------   ------------   ------------
Net income......................................             3,235,560    139,287,530    272,850,169     32,966,058
                                                          ============   ============   ============   ============
Accretion for Series A and Series A-1 Preferred
  Shares........................................                    --             --    (24,962,571)    (3,016,005)
Cumulative dividends to holders of Preferred
  Shares........................................                    --             --    (16,181,535)    (1,955,072)
                                                          ------------   ------------   ------------   ------------
Net income attributable to ordinary
  shareholders..................................             3,235,560    139,287,530    231,706,063     27,994,981
                                                          ============   ============   ============   ============
Other comprehensive income:
  Unrealized appreciation (depreciation) of
    marketable securities.......................    2f              --       (168,500)       284,506         34,374
                                                          ------------   ------------   ------------   ------------
Comprehensive income............................             3,235,560    139,119,030    273,134,675     33,000,432
                                                          ============   ============   ============   ============
Earnings (loss) per share before extraordinary
  gain..........................................    15
  Basic.........................................                 (0.01)          1.39           2.48           0.30
                                                          ============   ============   ============   ============
  Diluted.......................................                 (0.01)          1.39           2.16           0.26
                                                          ============   ============   ============   ============
Earnings per share..............................    15
  Basic.........................................                  0.03           1.39           2.48           0.30
                                                          ============   ============   ============   ============
  Diluted.......................................                  0.03           1.39           2.16           0.26
                                                          ============   ============   ============   ============
Weighted average shares outstanding.............    15
  Basic.........................................           100,000,000    100,000,000     93,246,726     93,246,726
                                                          ============   ============   ============   ============
  Diluted.......................................           100,000,000    100,000,000    126,386,057    126,386,057
                                                          ============   ============   ============   ============
*Share-based compensation was related to the
  associated operating expense categories as
  follows:
  Product development...........................                    --             --     (4,206,797)      (508,270)
  Sales and marketing...........................                    --             --       (386,231)       (46,665)
  General and administrative....................                    --             --    (10,463,032)    (1,264,155)
                                                          ------------   ------------   ------------   ------------
                                                                    --             --    (15,056,060)    (1,819,090)
                                                          ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                          CONSOLIDATED BALANCE SHEETS

                                                                             AS OF DECEMBER 31
                                          ---------------------------------------------------------------------------------------
                                   NOTE       2001           2002           2003           2003           2003           2003
                                   ----   ------------   ------------   ------------   ------------   ------------   ------------
                                              RMB            RMB            RMB            US$            RMB            US$
                                                                                        (NOTE 2C)     (UNAUDITED,    (UNAUDITED,
                                                                                                       PRO FORMA,     PRO FORMA,
                                                                                                        NOTE 16)     NOTE 2C, 16)
ASSETS
Current assets:
  Cash and cash equivalents......           7,791,081    177,039,963     598,922,445     72,362,469    598,922,445     72,362,469
  Short-term investments.........                  --    120,000,000              --             --             --             --
  Marketable securities..........               9,800      4,841,100      10,125,881      1,223,420     10,125,881      1,223,420
  Accounts receivable............                  --             --       6,199,809        749,068      6,199,809        749,068
  Loan and interest receivable...    5             --             --      57,622,083      6,961,964     57,622,083      6,961,964
  Due from related parties.......   14        500,000        750,000       2,864,691        346,115      2,864,691        346,115
  Deferred licensing fees and
    related costs................             768,998     33,222,012      53,142,219      6,420,701     53,142,219      6,420,701
  Prepayments and other current
    assets.......................           1,478,275      6,818,057      12,140,984      1,466,887     12,140,984      1,466,887
  Deferred tax assets............    9        645,933     15,037,820      22,087,657      2,668,655     22,087,657      2,668,655
                                           ----------    -----------    ------------   ------------   ------------   ------------
Total current assets.............          11,194,087    357,708,952     763,105,769     92,199,279    763,105,769     92,199,279
                                           ----------    -----------    ------------   ------------   ------------   ------------
Investment in equity
  securities.....................                  --             --       3,455,125        417,452      3,455,125        417,452
Property, equipment and
  software.......................    6      2,093,519     33,657,882     106,871,592     12,912,343    106,871,592     12,912,343
Intangible assets................    7      3,012,188     13,003,936      53,196,384      6,427,246     53,196,384      6,427,246
Long-term deposits...............                  --        323,874       2,348,940        283,801      2,348,940        283,801
                                           ----------    -----------    ------------   ------------   ------------   ------------
TOTAL ASSETS.....................          16,299,794    404,694,644     928,977,810    112,240,121    928,977,810    112,240,121
                                           ==========    ===========    ============   ============   ============   ============
LIABILITIES
Current liabilities:
  Accounts payable...............           2,949,810     13,534,088      20,933,576      2,529,218     20,933,576      2,529,218
  Licensing fees payable.........           1,375,478     73,932,816      47,051,445      5,684,807     47,051,445      5,684,807
  Taxes payable..................             985,502     50,090,176      12,636,980      1,526,814     12,636,980      1,526,814
  Deferred revenue...............           2,574,197    111,208,070     197,480,443     23,859,804    197,480,443     23,859,804
  Other payables and accruals....           1,467,562      9,863,219      25,558,728      3,088,034     25,558,728      3,088,034
                                           ----------    -----------    ------------   ------------   ------------   ------------
Total current liabilities........           9,352,549    258,628,369     303,661,172     36,688,677    303,661,172     36,688,677
                                           ----------    -----------    ------------   ------------   ------------   ------------
Minority interests...............                  --             --       2,715,485        328,088      2,715,485        328,088
Commitments and contingencies....   18             --             --              --             --             --             --
SHAREHOLDERS' EQUITY
  Group equity...................           2,000,000      2,000,000              --             --             --             --
  Ordinary shares (US$0.01 par
    value, 100,000,000 shares
    authorized, issued and
    outstanding as of December
    31, 2002; 186,000,000 shares
    authorized, 89,728,818 issued
    and outstanding; and
    119,788,918 outstanding on a
    pro forma basis as of
    December 31, 2003)...........                  --        414,000       7,426,853        897,320      9,914,927      1,197,932
  Series A and Series A-1
    Convertible Preferred Shares
    (US$0.01 par value;
    30,060,100 shares authorized;
    25,112,870 and 4,947,230
    shares issued and outstanding
    and none outstanding on a pro
    forma basis as of December
    31, 2003, respectively;
    aggregate liquidation value
    of US$60,000,000)............   10             --             --       2,488,074        300,612             --             --
  Subscription receivables.......                  --       (414,000)             --             --             --             --
  Additional paid-in capital.....                  --             --     425,560,660     51,416,707    425,560,660     51,416,707
  Statutory reserves.............   2u        750,000      5,370,585      27,312,573      3,299,935     27,312,573      3,299,935
  Deferred share-based
    compensation.................                  --             --    (51,571,508)    (6,230,926)   (51,571,508)    (6,230,926)
  Accumulated other comprehensive
    gain (loss)..................                  --       (168,500)        116,006         14,016        116,006         14,016
  Retained earnings (accumulated
    deficit).....................           4,197,245    138,864,190     211,268,495     25,525,692    211,268,495     25,525,692
                                           ----------    -----------    ------------   ------------   ------------   ------------
Total shareholders' equity.......           6,947,245    146,066,275     622,601,153     75,223,356    622,601,153     75,223,356
                                           ----------    -----------    ------------   ------------   ------------   ------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY...........          16,299,794    404,694,644     928,977,810    112,240,121    928,977,810    112,240,121
                                           ==========    ===========    ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                        SERIES A AND SERIES A-1
                                                                                         CONVERTIBLE PREFERRED
                                                                  ORDINARY SHARES         SHARES (US$0.01 PAR
                                    GROUP EQUITY                (US$0.01 PAR VALUE)              VALUE)
                        ------------------------------------   ----------------------   ------------------------
                          SHANDA                               NUMBER OF                 NUMBER OF                 SUBSCRIPTION
                        NETWORKING    HENG KANG     TOTAL        SHARES     PAR VALUE     SHARES      PAR VALUE    RECEIVABLES
                        -----------   ---------   ----------   ----------   ---------   -----------   ----------   ------------
                            RMB          RMB         RMB                       RMB                       RMB           RMB
Balance as of January
 1, 2001...............     500,000         --       500,000           --          --           --           --             --
Cash injection as
 paid-in capital.......   1,000,000    500,000     1,500,000           --          --           --           --             --
Net income.............          --         --            --           --          --           --           --             --
Appropriations to
 statutory reserves....          --         --            --           --          --           --           --             --
                        -----------   --------    ----------   ----------   ---------   ----------    ---------     ----------
Balance as of December
 31, 2001..............   1,500,000    500,000     2,000,000           --          --           --           --             --
                        ===========   ========    ==========   ==========   =========   ==========    =========     ==========
Issuance of ordinary
 shares................          --         --            --    5,000,000     414,000           --           --       (414,000)
Unrealized net
 depreciation of
 marketable
 securities............          --         --            --           --          --           --           --             --
Net income.............          --         --            --           --          --           --           --             --
Appropriations to
 statutory reserve.....          --         --            --           --          --           --           --             --
                        -----------   --------    ----------   ----------   ---------   ----------    ---------     ----------
Balance as of December
 31, 2002..............   1,500,000    500,000     2,000,000    5,000,000     414,000           --           --       (414,000)
                        ===========   ========    ==========   ==========   =========   ==========    =========     ==========
Issuance of additional
 ordinary shares.......          --         --            --   95,000,000   7,863,000           --           --     (7,863,000)
Transfer group equity
 to additional paid-in
 capital upon the
 Reorganization........  (1,500,000)        --    (1,500,000)          --          --           --           --             --
Increase in group
 equity (Note 11)......          --         --            --           --          --           --           --             --
Deemed dividend upon
 issuance of Series A-1
 Preferred Shares......          --         --            --   (4,947,230)   (409,483)          --           --             --
Deemed dividend upon
 issuance of Series A
 Preferred Shares......          --         --            --   (5,323,952)   (440,664)          --           --             --
Accretion for Series A
 and Series A-1
 Preferred Shares......          --         --            --           --          --           --           --             --
Reclassification upon
 removal of redemption
 rights of Series A and
 Series A-1 Preferred
 Shares................          --         --            --           --          --   30,060,100    2,488,074             --
Dividends to
 shareholders..........          --         --            --           --          --           --           --      8,277,000
Dividends to
 shareholders of Heng
 Kang..................          --   (500,000)     (500,000)          --          --           --           --             --
Deemed capital
 distribution to
 shareholders of Heng
 Kang..................          --         --            --           --          --           --           --             --
Deferred share-based
 compensation..........          --         --            --           --          --           --           --             --
Unrealized net
 appreciation of
 marketable
 securities............          --         --            --           --          --           --           --             --
Net income.............          --         --            --           --          --           --           --             --
Appropriations to
 statutory reserves....          --         --            --           --          --           --           --             --
                        -----------   --------    ----------   ----------   ---------   ----------    ---------     ----------
Balance as of December
 31, 2003..............          --         --            --   89,728,818   7,426,853   30,060,100    2,488,074             --
                        ===========   ========    ==========   ==========   =========   ==========    =========     ==========


                                                                    ACCUMULATED      RETAINED
                         ADDITIONAL                   DEFERRED         OTHER        EARNINGS/         TOTAL
                           PAID-IN     STATUTORY    SHARE-BASED    COMPREHENSIVE   (ACCUMULATED   SHAREHOLDERS'
                           CAPITAL      RESERVES    COMPENSATION    GAIN (LOSS)      DEFICIT)        EQUITY
                         -----------   ----------   ------------   -------------   ------------   -------------
                             RMB          RMB           RMB             RMB            RMB             RMB
Balance as of January
 1, 2001...............           --      392,354            --            --         1,319,331      2,211,685
Cash injection as
 paid-in capital.......           --           --            --            --                --      1,500,000
Net income.............           --           --            --            --         3,235,560      3,235,560
Appropriations to
 statutory reserves....           --      357,646            --            --          (357,646)            --
                         -----------   ----------   -----------      --------      ------------    -----------
Balance as of December
 31, 2001..............           --      750,000            --            --         4,197,245      6,947,245
                         ===========   ==========   ===========      ========      ============    ===========
Issuance of ordinary
 shares................           --           --            --            --                --             --
Unrealized net
 depreciation of
 marketable
 securities............           --           --            --      (168,500)               --       (168,500)
Net income.............           --           --            --            --       139,287,530    139,287,530
Appropriations to
 statutory reserve.....           --    4,620,585            --            --        (4,620,585)            --
                         -----------   ----------   -----------      --------      ------------    -----------
Balance as of December
 31, 2002..............           --    5,370,585            --      (168,500)      138,864,190    146,066,275
                         ===========   ==========   ===========      ========      ============    ===========
Issuance of additional
 ordinary shares.......           --           --            --            --                --             --
Transfer group equity
 to additional paid-in
 capital upon the
 Reorganization........    1,500,000           --            --            --                --             --
Increase in group
 equity (Note 11)......    8,500,000           --            --            --       (10,625,000)    (2,125,000)
Deemed dividend upon
 issuance of Series A-1
 Preferred Shares......           --           --            --            --       (24,421,517)   (24,831,000)
Deemed dividend upon
 issuance of Series A
 Preferred Shares......           --           --            --            --       (57,498,336)   (57,939,000)
Accretion for Series A
 and Series A-1
 Preferred Shares......           --           --            --            --       (24,962,571)   (24,962,571)
Reclassification upon
 removal of redemption
 rights of Series A and
 Series A-1 Preferred
 Shares................  345,830,170           --            --            --                --    348,318,244
Dividends to
 shareholders..........           --           --            --            --        (8,277,000)            --
Dividends to
 shareholders of Heng
 Kang..................           --     (250,000)           --            --       (27,638,452)   (28,388,452)
Deemed capital
 distribution to
 shareholders of Heng
 Kang..................           --           --            --            --       (24,831,000)   (24,831,000)
Deferred share-based
 compensation..........   69,730,490           --   (51,571,508)           --                --     18,158,982
Unrealized net
 appreciation of
 marketable
 securities............           --           --            --       284,506                --        284,506
Net income.............           --           --            --            --       272,850,169    272,850,169
Appropriations to
 statutory reserves....           --   22,191,988            --            --       (22,191,988)            --
                         -----------   ----------   -----------      --------      ------------    -----------
Balance as of December
 31, 2003..............  425,560,660   27,312,573   (51,571,508)      116,006       211,268,495    622,601,153
                         ===========   ==========   ===========      ========      ============    ===========

   The accompanying notes are an integral part of these financial statements.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 FOR THE YEARS ENDED
                                                                                    DECEMBER 31,
                                                              ---------------------------------------------------------
                                                                 2001          2002            2003            2003
                                                              ----------   ------------   --------------   ------------
                                                                                                               US$
                                                                 RMB           RMB             RMB          (NOTE 2C)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................   3,235,560    139,287,530      272,850,169     32,966,058
Adjustments for:
  Share-based compensation costs............................          --             --       18,158,982      2,193,988
  Depreciation and amortization of property, equipment and
    software................................................     340,364      4,257,174       19,363,189      2,339,482
  Amortization of intangible assets.........................     360,152      2,028,233       11,672,308      1,410,261
  Investment income.........................................          --        (22,396)      (6,551,259)      (791,530)
  Interest income on loan receivable........................          --             --       (1,752,083)      (211,689)
  Minority interests........................................  (4,780,771)            --       (3,640,950)      (439,904)
Decrease (increase) in accounts receivable..................   1,652,960             --       (6,199,809)      (749,068)
Increase in due from related parties........................    (500,000)      (250,000)      (2,114,691)      (255,499)
Increase in deferred licensing fees and related costs.......    (768,998)   (32,453,014)     (19,920,207)    (2,406,781)
Increase in prepayments and other current assets............  (1,478,275)    (5,339,782)      (7,075,010)      (854,810)
Increase in deferred tax assets.............................    (645,933)   (14,391,887)      (7,049,837)      (851,769)
Increase in upfront licensing fees paid.....................  (2,488,140)   (12,019,981)     (38,061,203)    (4,598,596)
Increase in other long-term deposits........................          --       (323,874)      (2,025,066)      (244,671)
Increase in accounts payable................................   2,336,532      8,432,528       13,067,772      1,578,862
Increase (decrease) in licensing fees payable...............   1,375,478     72,557,338      (26,881,371)    (3,247,837)
Increase (decrease) in taxes payable........................     899,342     49,104,674      (37,453,196)    (4,525,136)
Increase in deferred revenue................................   2,574,197    108,633,873       86,272,373     10,423,523
(Decrease) increase in other payables and accruals..........  (1,352,911)     9,638,637       15,695,509      1,896,349
                                                              ----------   ------------   --------------   ------------
Net cash provided by operating activities...................     759,557    329,139,053      278,355,620     33,631,233
                                                              ----------   ------------   --------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease of short-term investments...............          --   (120,000,000)     120,000,000     14,498,532
Purchase of marketable securities...........................      (9,800)    (5,000,000)  (1,829,473,857)  (221,039,044)
Proceeds from disposal of marketable securities.............          --         22,396    1,829,431,841    221,033,968
Increase in loan receivable.................................          --             --      (55,870,000)    (6,750,275)
Purchase of property, equipment and software................  (2,248,990)   (33,669,587)     (76,876,035)    (9,288,247)
Purchase of intangible assets...............................    (884,200)            --       (1,327,199)      (160,354)
Net cash paid for purchase of VIE subsidiaries..............  (1,250,000)    (1,242,980)      (5,538,055)      (669,114)
Proceeds from disposal of a VIE subsidiary..................          --             --        1,593,000        192,468
Investment in equity securities.............................          --             --       (3,455,125)      (417,452)
Increase in cash arising from consolidation.................   6,644,049             --               --             --
                                                              ----------   ------------   --------------   ------------
Net cash provided by (used in) investing activities.........   2,251,059   (159,890,171)     (21,515,430)    (2,599,518)
                                                              ----------   ------------   --------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in group equity....................................   1,500,000             --               --             --
Cash injection in VIE subsidiaries by minority
  shareholders..............................................          --             --        6,356,435        767,992
Proceeds from issuance of Series A and Series A-1
  Convertible Preferred Shares, net of issuance costs of
  RMB7,724,490..............................................          --             --      240,585,510     29,067,806
Dividends to ordinary shareholders..........................          --             --       (2,125,000)      (256,745)
Deemed capital distribution to the founders of Heng Kang....          --             --      (24,831,000)    (3,000,109)
Deemed capital distribution from deconsolidation of Heng
  Kang......................................................          --             --      (54,943,653)    (6,638,353)
                                                              ----------   ------------   --------------   ------------
Net cash provided by financing activities...................   1,500,000             --      165,042,292     19,940,591
                                                              ----------   ------------   --------------   ------------
Net increase in cash and cash equivalents...................   4,510,616    169,248,882      421,882,482     50,972,306
Cash, beginning of year.....................................   3,280,465      7,791,081      177,039,963     21,390,163
                                                              ----------   ------------   --------------   ------------
Cash, end of year...........................................   7,791,081    177,039,963      598,922,445     72,362,469
                                                              ==========   ============   ==============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for income tax....................      85,552      4,626,576       55,238,262      6,673,948
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
Accrual related to purchase of property, equipment, and
  software..................................................   1,073,589      2,755,081       14,828,993      1,791,655
Accounts payable assumed by founders of Heng Kang upon
  deconsolidation...........................................          --             --       26,555,201      3,208,274
Dividends distributed for settlement of subscription
  receivables (Note 11).....................................          --             --        8,277,000      1,000,036
Dividends distributed for reinvestment in Shanda Networking
  (Note 11).................................................          --             --        8,500,000      1,026,979

   The accompanying notes are an integral part of these financial statements.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

1.  ORGANIZATION AND NATURE OF OPERATIONS

     The accompanying consolidated financial statements include the financial statements of Shanda Interactive Entertainment Limited (the "Company" or "Shanda Interactive"), its subsidiaries, which include Shanda Holdings Limited (the "Shanda BVI") and Shengqu Information Technology (Shanghai) Co., Ltd. ("Shengqu") and certain variable interest entities ("VIEs" or "VIE subsidiaries"), which include Shanghai Shanda Networking Co., Ltd. ("Shanda Networking"). The Company, its subsidiaries and the VIE subsidiaries are collectively referred to as the "Group".

     Shanda BVI, formerly known as Spirit High Ventures Ltd., was incorporated in British Virgin Islands as a limited liability company on July 2, 2002. Shengqu and Shanda Networking were incorporated in the PRC on January 21, 2003 and December 29, 1999, respectively. Shanda Interactive was incorporated in Cayman Islands on November 17, 2003 and became the holding company of the Group through a share purchase agreement in December 2003.

     The Group is principally engaged in the development and operation of online games and related businesses in the People's Republic of China (the "PRC"). The Group develops and operates online games through Shengqu and Shanda Networking.

     Shanda Networking was the predecessor of the Group and operated substantially all of the businesses of the Group prior to March 2003. Shanda Networking is wholly owned by Tianqiao Chen, the Company's Chairman and Chief Executive Officer, and Danian Chen, the Company's Senior Vice President, both of whom are PRC citizens. Tianqiao Chen and Danian Chen, together with Qianqian Luo, a director of the Company and spouse of Tianqiao Chen, also own all of the shares of Skyline Media Limited, the Company's controlling shareholder.

     In March 2003, the Group undertook a restructuring and reorganization (the "Reorganization") immediately prior to the issuance of Series A and A-1 Preferred Shares (Note 10) to a foreign investor. The Reorganization was necessary to comply with PRC law and regulations that limit foreign ownership of companies that provide Internet content services, which includes operating online games.

     As part of the Reorganization, Shanda BVI established Shengqu, a wholly foreign owned enterprise, and Shengqu entered into a series of agreements with Shanda Networking. Pursuant to these agreements, Shanda Networking transferred substantially all of its operating assets to Shengqu, except for certain assets that an online game operator must own to qualify to be an Internet content provision license holder, and Shengqu provides services, software licenses and equipment to Shanda Networking in exchange for fees. As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking (Note 2b) and accordingly Shanda Networking's results are consolidated in the financial statements of the Company.

     Following the Reorganization, Shanda Networking acquired substantially all of the business and operations of Shanghai Heng Kang Networking Co., Ltd. ("Heng Kang"), a related company owned by immediate family members of Tianqiao Chen and Danian Chen. The principal business of Heng Kang was the distribution of pre-paid game cards for Shanda Networking's online game business. The acquisition was a transaction among a common control group and the accompanying consolidated financial statements have been prepared as if the Group had acquired Heng Kang on August 21, 2000, the date of Heng Kang's incorporation. The cash consideration paid of RMB24,831,000 and the carrying value of net assets not acquired as part of the acquisition of RMB28,388,452, mainly comprising of cash and accounts payable, have been recognized as a deemed capital distribution.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

     In December 2003, Shanda Interactive entered into a share purchase agreement with Shanda BVI and the preferred and ordinary shareholders of Shanda BVI (the "Share Swap"), pursuant to which Shanda Interactive purchased all of the preferred and ordinary shares of Shanda BVI. As consideration for the purchase, Shanda Interactive issued the same number of preferred and ordinary shares to the selling preferred and ordinary shareholders of Shanda BVI. The rights associated with the preferred and ordinary shares issued by Shanda Interactive are the same as those originally issued by Shanda BVI. As the Reorganization and the Share Swap were among common shareholders, the accompanying consolidated financial statements have been prepared as if the Group had been in operation since the incorporation of Shanda Networking, which was the predecessor of the Group. Prior to the Reorganization, Shanda BVI was a dormant company with no operations.

2.  PRINCIPAL ACCOUNTING POLICIES

a.  BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

b.  CONSOLIDATION

     The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

     The Group has adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

     To comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Company operates its online games through Shanda Networking. Shanda Networking, a variable interest entity which is wholly owned by Tianqiao Chen and Danian Chen, holds the license and approvals to operate online games in the PRC. Upon the Reorganization and completion of the Share Swap, a series of agreements was entered into among Shengqu, Shanda Networking and Shanda Networking's equity owners, which provides Shengqu the substantial ability to control Shanda Networking, including its economic interests as set forth below.

     Pursuant to the contractual arrangements with Shanda Networking, Shengqu provides services, software licenses and equipment to Shanda Networking in exchange for fees, determined according to certain agreed formulas. During the year ended December 31, 2003, the total amount of such fees was RMB301,202,459, which represented the substantial majority of Shanda Networking's operating profits. Shengqu has also undertaken to provide financial support to Shanda Networking to

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

the extent necessary for its operations. The principal services, software license and equipment lease agreements that Shengqu has entered into with Shanda Networking are:

     - equipment lease agreement, pursuant to which Shanda Networking leases a substantial majority of its operating assets from Shengqu;

     - technical support agreement, pursuant to which Shengqu provides technical support for Shanda Networking's operations;

     - technology licensing agreement, pursuant to which Shengqu licenses certain billing technology to Shanda Networking;

     - software license agreements, pursuant to which Shengqu licenses certain software to Shanda Networking; and

     - strategic consulting agreement, pursuant to which Shengqu provides strategic consulting services to Shanda Networking.

     In addition, Shengqu has entered into agreements with Shanda Networking and its equity owners with respect to certain shareholder rights and corporate governance matters that provide Shengqu with the substantial ability to control Shanda Networking. Pursuant to these contractual arrangements:

     - the equity owners of Shanda Networking have granted an irrevocable proxy to individuals designated by Shengqu to exercise the right to appoint directors, general manager and other senior management of Shanda Networking;

     - Shanda Networking will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without the prior written consent of Shengqu;

     - Shanda Networking will not distribute any dividend;

     - Shengqu may purchase the entire equity interest in, or all the assets of, Shanda Networking for a purchase price equal to the lower of RMB10 million or the lowest price permitted under PRC law when and if such purchase is permitted by PRC law or the current equity owners of Shanda Networking cease to be directors or employees of Shanda Networking or desire to transfer their interest in Shanda Networking to a third party;

     - the equity owners of Shanda Networking have pledged their equity interest in Shanda Networking to Shengqu to secure the payment obligations of Shanda Networking under all of the agreements between Shanda Networking and Shengqu; and

     - the equity owners of Shanda Networking will not transfer, sell, pledge or dispose of their equity interest in Shanda Networking without the prior written consent of Shengqu.

     While the substance of the agreements entered into in connection with the Reorganization remain unchanged, certain of the agreements were amended in December 2003 to reflect the Share Swap in December 2003 and to enhance the Company's ability to control Shanda Networking.

     As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking and accordingly Shanda Networking's results are consolidated in the Company's financial statements immediately following the Reorganization.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

c.  FOREIGN CURRENCY TRANSLATION

     The Group's functional currency is the Renminbi ("RMB"). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People's Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies' balances where RMB is not their functional currency are included in cumulative translation adjustments, which is a separate component of shareholders' equity on the consolidated financial statements.

     Translations of amounts from RMB into United States dollars ("US$" or "U.S. dollars") are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.2767, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2003. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2003, or at any other rate.

d.  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

     Cash and cash equivalents as of December 31, 2003 include cash balances held by the Company's VIE subsidiaries of RMB366,639,855. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 19). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control these VIE subsidiaries as described in Note 2b for its normal operations.

     Included in the cash and cash equivalents as of December 31, 2001, 2002 and 2003 are cash balances denominated in U.S. dollars of US$90,359, nil and US$25,472,544, respectively (equivalent to RMB747,874, nil and RMB210,828,605, respectively).

e.  SHORT-TERM INVESTMENTS

     As of December 31, 2002, short-term investments consist primarily of investments in fixed deposits, with maturities of between three months and one year.

f.  MARKETABLE SECURITIES

     Marketable securities primarily consist of marketable corporate bonds, mutual funds and other available-for-sale marketable securities. Investments with maturities beyond one year may be classified as short-term based on their liquid nature and because such securities are available for current operations. Marketable securities are carried at fair market value with unrealized appreciation (depreciation) reported as a component of accumulated other comprehensive loss in shareholders' equity. The specific identification method is used to determine the cost of securities. Realized gains and losses are reflected in investment income.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

g.  INVESTMENT IN EQUITY SECURITIES

     Investment in equity securities that are not marketable, do not have readily determinable fair values and that are issued by companies over which the Group does not have significant influence or control, are stated at cost less any impairments in value that are not temporary. As of December 31, 2003, equity securities held by the Group represented a 11.2% equity investment in a game development company incorporated in Japan. No impairment in value was recognized during the year ended December 31, 2003.

h.  PROPERTY, EQUIPMENT AND SOFTWARE

     Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Computer equipment...................  5 years
Software.............................  3 years
Leasehold improvements...............  Lesser of the term of the lease or the estimated useful lives of the assets
Furniture and fixtures...............  5 years
Motor vehicles.......................  5 years

i.  INTANGIBLE ASSETS

Online game product development costs

     The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until that product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in a massive multi-player environment in the Chinese market. Since the inception of the Group, the amount of online game development costs qualifying for capitalization totaled RMB1,292,187 and is being amortized over the estimated life of the online game.

Website and internally used software development costs

     The Group recognizes website and internally used software development costs in accordance with Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and as a result all website and internally used software development costs have been expensed as incurred.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

Upfront licensing fees

     Upfront licensing fees paid to third party licensors are capitalized and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually 2 to 3 years. At each balance sheet date, the Company determines whether there is any indication of impairment. If any indications exist, impairment is assessed and the Company recognizes impairment in the event that the net book value exceeds the future undiscounted cash flows attributable to the intangible assets. Amortization expense for upfront licensing fees for the years ended December 31, 2001, 2002 and 2003 amounted to RMB312,258, RMB1,984,023 and RMB11,070,215, respectively, and is recognized as cost of services.

     No impairment of intangible assets was recognized for any of the years presented.

j.  IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for any of the years presented.

k.  FINANCIAL INSTRUMENTS

     Financial instruments of the Company primarily comprise of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, loan receivable, amount due from related parties, accounts payable and other payables. As of December 31, 2001, 2002 and 2003, their carrying values approximated their fair values.

l.  REVENUE RECOGNITION

     The Group receives subscription fees from distributors for the sale of time units, which allow end users to access its online game products. The distribution of time units to the end users typically is made by sales of pre-paid game cards, in physical or virtual form. The pre-paid game cards entitle the end users to access the Group's online game products for a specified period of time in accordance with the Group's published expiration policy.

     All subscription fees are deferred when received and revenue is recognized based upon the actual usage of time units by the end users, or when the end users are no longer entitled to access the online game products in accordance with the Group's published expiration policy.

     The Group's subsidiary and its VIE subsidiaries are subject to business tax and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of business tax is 5%. In the accompanying statements of operations and comprehensive income, business tax and related surcharges for revenues earned from the sale of time units are deducted from gross receipts to arrive at net revenues.

m.  DEFERRED REVENUE

     Deferred revenue represents subscription fees received from customers that cover online game services to be rendered in the future. Deferred revenue is stated at the amount of subscription fees received less the amount previously recognized as revenue upon the rendering of online game services or expiration of the time units in accordance with the Group's published expiration policy.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

N.  DEFERRED LICENSING FEES AND RELATED COSTS

     Upon the receipt of subscription fees from the distributors, the Group is obligated to pay on-going licensing fees and other costs related to such subscription fees, including business tax and related surcharges. As subscription fees are deferred (Note 2m), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the statements of operations and comprehensive income in the period in which the related online game subscription fees are recognized as revenue.

O.  COST OF SERVICES

     Cost of services consist primarily of online game licensing fees, depreciation, maintenance and rental of computer equipment and software, amortization of upfront licensing fees, manufacturing costs for pre-paid game cards and other overhead expenses directly attributable to the provision of online game services.

P.  PRODUCT DEVELOPMENT

     Product development costs consist primarily of payroll, depreciation expense and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group's online gaming products, software and websites.

Q.  SALES AND MARKETING

     Sales and marketing costs consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group's sales and marketing personnel. Advertising expenses amounted to RMB582,460, RMB7,772,307 and RMB13,146,617 during the years ended December 31, 2001, 2002 and 2003, respectively.

R.  SHARE-BASED COMPENSATION

     The Company accounts for share-based compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company's ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in shareholders' equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

     If the compensation cost for the Company's share-based compensation plan had been determined based on the estimated minimum value on the grant dates for the share option awards as prescribed by SFAS No. 123, the Company's net income attributable to ordinary shareholders and

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

earnings per share would have resulted in the pro forma amounts for the year ended December 31 as disclosed below:

                                                                 2003
                                                              -----------
                                                                  RMB
Net income attributable to ordinary shareholders as
  reported..................................................  231,706,063
Add: share-based compensation expense under APB No. 25......   18,158,982
Less: share-based compensation expense under SFAS No. 123...  (27,315,276)
                                                              -----------
Pro forma net income attributable to ordinary
  shareholders..............................................  222,549,769
                                                              ===========
Basic earnings per share
  As reported...............................................         2.48
                                                              ===========
  Pro forma.................................................         2.39
                                                              ===========
Diluted earnings per share
  As reported...............................................         2.16
                                                              ===========
  Pro forma.................................................         2.09
                                                              ===========

     The effects of applying SFAS No. 123 methodologies in this pro forma disclosure are not indicative of future earnings or earnings per share. Additional share option awards in future years are expected.

     The Company calculated the minimum value of share options on the date of grant as (i) the estimated fair value of the shares reduced to exclude the present value of any expected dividends during the term of the option minus (ii) the present value of the exercise price using the following assumptions:

                                                              FOR THE YEAR ENDED
                                                              DECEMBER 31, 2003
                                                              ------------------
Risk-free interest rate.....................................        2.65%
Term of share option........................................      10 years
Expected dividend yield.....................................         0%
Minimum value per option at grant date*.....................  RMB2.91-RMB48.28

     * Minimum value of share options granted on March 31, 2003 and December 18, 2003 were RMB2.91 and RMB48.28 per option, respectively.

S.  LEASES

     Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the statements of operations and comprehensive income on a straight-line basis over the lease periods or based on certain formulas, as specified in the lease agreements, with reference to the actual number of users of the leased assets, as appropriate.

     As of December 31, 2003, the total present value of minimum lease payments under capital leases amounted to RMB10,368,000 and is included in the cost of property, equipment and

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

minimum lease obligations as of December 31, 2003 of RMB1,036,800 is included in accounts payable.

t.  TAXATION

     Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

u.  STATUTORY RESERVES

     Shengqu and VIE subsidiaries incorporated in the PRC are required on an annual basis to make an appropriation of retained earnings equal to, at least, 10% of after-tax profit, calculated in accordance with PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory reserves, and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Once the total statutory reserve reaches 50% of the registered capital of the respective company, further appropriations are discretionary. The statutory reserves can be used to increase the registered capital and eliminate future losses of the respective companies. The Group's statutory reserves are not distributable to shareholders. During the years ended December 31, 2001, 2002 and 2003, the Group made total appropriations to their statutory reserves of RMB357,646, RMB4,620,585 and RMB22,191,988, respectively.

     The Group's VIE subsidiaries are required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the staff welfare and bonus fund. An appropriation to the staff welfare and bonus fund represents an obligation to employees, and is recognized as a current liability and a charge to employee compensation in the statements of operations and comprehensive income in the period in which a resolution is passed by the Board of Directors. The Group's VIE subsidiaries made total appropriations to their staff welfare and bonus funds of nil, RMB236,110 and RMB5,977,343 during the years ended December 31, 2001, 2002 and 2003. Shengqu may also, at the option of the Board of Directors, set aside a portion of after-tax profit to its staff welfare and bonus fund. No appropriations to the staff welfare and bonus fund have been made by Shengqu since its incorporation.

     There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so.

v.  DIVIDENDS

     Dividends are recognized when declared.

w.  EARNINGS (LOSS) PER SHARE

     In accordance with SFAS No. 128, "Computation of Earnings Per Share" ("SFAS No. 128"), basic earnings (loss) per share is computed by dividing net income
(loss) attributable to ordinary

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preference shares (using the as-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury share method).

     Earnings (loss) per share has been computed as if the current corporate structure, after the Reorganization and Share Swap (Note 1), the 1:100 share split (Note 11) and the share issuance for nominal value (Note 11), had occurred at the beginning of the relevant periods.

X.  SEGMENT REPORTING

     The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an entity to recognize an asset retirement obligation in the period in which it is incurred, and the entity shall capitalize the asset retirement cost by increasing the carrying amount of the related asset by the same amount as the liability and subsequently allocate that retirement cost to expense over the asset's useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material effect on the Group's financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity", under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this pronouncement did not have a significant impact on the Group's financial position or results of operations.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under SFAS Opinion No. 4, "Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30". Extraordinary treatment will be required for certain extinguishments, as provided in APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The statement also amended SFAS No. 13, "Accounting for Leases" for certain sale-leaseback transactions and sublease accounting. SFAS No. 145 is effective since January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Group's financial position or results of operations.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN 45 also clarifies disclosure requirements to be made by a guarantor for certain guarantees. The disclosure provisions of FIN 45 are effective for interim periods and fiscal years ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on the Group's financial position or results of operations.

     In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF No. 00-21"). This issue addresses how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The Group does not believe that this EITF will have a significant impact on its financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for companies that voluntarily change to a fair value-based method of accounting for share-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123. The provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The Group has elected to continue to account for share-based compensation under the provisions of APB No. 25 and has followed the disclosure requirements under SFAS No. 148.

     In June 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. The adoption of SFAS No. 149 did not have a material effect on the Group's financial position or results of operations.

     In June 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still in existence at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material effect on the Group's financial position or results of operations.

4.  SIGNIFICANT ACQUISITION

     In December 2000, the Group entered into a joint venture with china.com Corporation Limited ("china.com") and established Stamedotcom Corp. ("Stamedotcom"). With an initial contribution in cash of US$10,000 and management know-how and agreement to transfer certain internally generated intangible assets to Stamedotcom, the Group obtained ownership interests in

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

Stamedotcom of 45.83%. The principal activity of Stamedotcom was the development and operation of an online virtual community Internet business.

     Subsequently, the majority shareholder, as a result of changes in its business strategy, informed the Group that it did not have an interest to further pursue the operations of Stamedotcom. In September 2001, the Group increased its ownership interests in Stamedotcom to 100% for additional consideration of approximately RMB2,500,000 paid to china.com.

     As a result of the majority shareholder's change in business strategy, the Group acquired Stamedotcom at a purchase price that was less than the fair value of Stamedotcom's net assets. The excess of Stamedotcom's net asset fair value as of September 2001 over the consideration paid by the Group of RMB4,515,512, after reducing fixed assets to zero, was recognized as an extraordinary gain in accordance with SFAS No. 141, "Business Combinations".

     The acquisition was treated as a step acquisition, and the Group elected to include the results of Stamedotcom in its consolidated financial statements from January 1, 2001 as allowed under ARB 51, "Consolidated Financial Statements". The pre-acquisition losses not attributable to the Group during the year ended December 31, 2001 are deducted from the income statement as minority interests to reflect the pre-acquisition losses applicable to the former equity owner. The net loss attributable to minority shareholders was RMB4,780,771.

     Since September 2001, most of the assets and operations of Stamedotcom were transferred to Shanda Networking, and Stamedotcom became an inactive company. In August 2003, the Group disposed of its ownership interest in Stamedotcom for a cash consideration of RMB1,593,000 and recognized a gain of RMB590,000 (Note
14).

5.  LOAN AND INTEREST RECEIVABLE

     In July 2003, Shengqu extended a short-term loan to an unrelated third party at an annual interest rate of 5.76% in connection with a potential investment that did not proceed. The loan was a Renminbi-denominated entrustment loan, structured as a deposit with a financial intermediary and a corresponding loan from the financial intermediary to the third party. This entrustment loan structure is commonly used in the PRC because the extension of loans is not within the business scope of enterprises in China other than financial institutions. The loan and interest receivable is repayable in full on March 31, 2004 and is unconditionally guaranteed by an affiliate of the borrower. The guaranty is fully cash-collateralized by an equivalent amount of Hong Kong dollars held by Shanda BVI. As of December 31, 2003, the carrying value of the loan, including accrued interest, was RMB57,622,083, which approximates the loan's estimated fair value. Interest income related to the loan receivable is recognized as earned. In January 2003, the borrower repaid approximately RMB5.3 million of the outstanding principal amount of the loan.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

6.  PROPERTY, EQUIPMENT AND SOFTWARE

     Property, equipment and software and its related accumulated depreciation and amortization as of December 31 are as follows:

                                                          2001         2002         2003
                                                        ---------   ----------   -----------
                                                           RMB         RMB           RMB
Computer equipment....................................  1,805,394   29,488,167    84,641,727
Software..............................................         --    4,428,910    25,390,224
Leasehold improvements................................    309,095    2,128,442    13,491,814
Furniture and fixtures................................    169,358      926,865       670,927
Motor vehicles........................................    155,594    1,288,594     6,643,185
Less: accumulated depreciation and amortization.......   (345,922)  (4,603,096)  (23,966,285)
                                                        ---------   ----------   -----------
Net book value........................................  2,093,519   33,657,882   106,871,592
                                                        =========   ==========   ===========

     Depreciation and amortization expense for the years ended December 31, 2001, 2002 and 2003 was RMB340,364, RMB4,257,174 and RMB19,363,189,
respectively.

7.  INTANGIBLE ASSETS

     Intangible assets consist of upfront licensing fees paid to online game licensors, copyrights and other intangible assets. Gross carrying amount, accumulated amortization and net book value of the Group's intangible assets as of December 31 are as follows:

                                                          2001         2002         2003
                                                        ---------   ----------   -----------
                                                           RMB         RMB           RMB
Gross carrying amount
  Upfront licensing fees paid.........................  2,488,140   14,508,121    52,569,324
  Copyrights and others...............................    884,200      884,200    14,678,983
                                                        ---------   ----------   -----------
                                                        3,372,340   15,392,321    67,248,307
                                                        =========   ==========   ===========

Less: accumulated amortization
  Upfront licensing fees paid.........................   (312,258)  (2,296,281)  (13,366,496)
  Copyrights and others...............................    (47,894)     (92,104)     (685,427)
                                                        ---------   ----------   -----------
                                                         (360,152)  (2,388,385)  (14,051,923)
                                                        =========   ==========   ===========
Net book value........................................  3,012,188   13,003,936    53,196,384
                                                        =========   ==========   ===========

8.  OTHER INCOME (EXPENSE)

     Other income primarily consists of financial incentives. During the year ended December 31, 2003, the Group received financial incentives of RMB62,901,000 from a local government authority and such amounts were recorded as other income in the statements of operations and comprehensive income.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

     The financial incentives are granted by the municipal government upon the qualification of a company as a new-high technology enterprise. These financial incentives are calculated with reference to either the group companies' taxable income or revenue, as the case may be. Eligibility for the financial incentives the group companies receive requires that that the group companies continue to meet a number of financial and non-financial criteria to continue to qualify for these financial incentives and its continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these financial incentives in the future. As a result of the aforementioned factors, financial incentives are recognized as other income when received.

9.  TAXATION

Cayman Islands

     Under the current laws of Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

     Under the current laws of British Virgin Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no British Virgin Islands withholding tax will be imposed.

China

     The Group's subsidiary and VIE subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax ("EIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the "PRC Income Tax Laws"), respectively. Pursuant to the PRC Income Tax Laws, the Group is generally subject to EIT at a statutory rate of 33%. Group companies that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local practice. Shengqu, as a software development company, has been granted a two year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, commencing in the year ended December 31, 2003 ("tax holiday"). Shengqu's qualification as a software development company must be reassessed on an annual basis. In addition, one of the group companies was exempt from EIT for the year ended December 31, 2002 as it was a newly established information technology company during that period.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

Composition of income tax expense

     The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31 are as follows:

                                                          2001         2002          2003
                                                       ----------   -----------   -----------
                                                          RMB           RMB           RMB
Current income tax expenses..........................    (558,753)  (37,468,877)  (25,696,714)
Recognition of deferred tax assets...................   3,024,090    14,391,887     7,356,905
Change in valuation allowance........................  (2,378,157)           --      (307,068)
                                                       ----------   -----------   -----------
Income tax benefits (expenses).......................      87,180   (23,076,990)  (18,646,877)
                                                       ==========   ===========   ===========

Reconciliation of the differences between statutory tax rate and the effective tax rate

     A reconciliation between the statutory EIT rate and the Group's effective tax rate for the years ended December 31 is as follows:

                                                              2001   2002   2003
                                                              ----   ----   ----
Statutory EIT rate..........................................   33%    33%    33%
Tax differential from statutory rate applicable to a
  subsidiary and VIE subsidiaries in the PRC................   (4%)  (15%)  (19%)
Effect of tax holiday.......................................    --    (5%)  (11%)
Other non-deductible expenses...............................    8%     1%     3%
Change in valuation allowance...............................  (38%)    --     --
                                                              ----   ----   ----
Effective EIT rate..........................................   (1%)   14%     6%
                                                              ====   ====   ====

Significant components of deferred tax assets

                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                  2001           2002           2003
                                              ------------   ------------   ------------
                                                  RMB            RMB            RMB
Licensing fees and related costs and
  revenues deferred.........................      270,779     11,697,909     21,650,733
Tax loss carryforwards......................    2,378,157      2,378,157      2,685,225
Other temporary differences.................      375,154      3,339,911        436,924
Less: valuation allowance...................   (2,378,157)    (2,378,157)    (2,685,225)
                                               ----------     ----------     ----------
Deferred tax assets.........................      645,933     15,037,820     22,087,657
                                               ==========     ==========     ==========

     Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2001, 2002 and 2003, valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain VIE subsidiaries. Tax loss carryforwards in the amount of RMB2,324,711 and RMB14,583,233 as of December 31, 2003 will expire in the year ending December 31, 2008 and 2009, respectively. Alternatively, if events occur in the future that allow the

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

10.  SERIES A AND A-1 CONVERTIBLE REDEEMABLE PREFERRED SHARES

     In February 2003, Shanda BVI entered into the Plan of Restructuring and Securities Purchase Agreement ("February Purchase Agreement"), whereby the Company authorized 30,000,000 preferred shares and issued 19,788,918 Series A Convertible Redeemable Preferred Shares ("Series A Preferred Shares") and 4,947,230 Series A-1 Convertible Redeemable Preferred Shares ("Series A-1 Preferred Shares") to an investor. The purchase closed in March 2003. The stated per share issuance prices of the Series A Preferred Shares and Series A-1 Preferred Shares were US$1.5160 and US$0.6064, respectively. The issuance of the Series A Preferred Shares and the Series A-1 Preferred Shares are collectively referred to as the "February Issuance".

     As part of the February Issuance, the shareholders of Shanda BVI, namely Tianqiao Chen, Danian Chen and Qianqian Luo ("Shanda BVI shareholders"), sold 4,947,230 ordinary shares to the investor for total proceeds of US$3 million or US$0.6060 per share. Immediately following the sale of the ordinary shares and pursuant to the February Purchase Agreement, Shanda BVI issued Series A-1 Convertible Preferred Shares to the investor in exchange for the ordinary shares purchased from Shanda BVI shareholders on a 1:1 basis. The US$3 million (RMB
24.8 million) was recognized as a deemed dividend to the ordinary shareholders.

     The Series A Preferred Shares were convertible into ordinary shares on a 1:1 basis, subject to Shanda BVI achieving certain performance goals in 2003. On a 1:1 conversion basis, the preferred shareholder, after conversion of its Series A Preferred Shares, would have an ordinary share ownership interest of 16.2%. If Shanda BVI did not achieve these goals, the conversion ratio of the Series A Preferred Shares would have been adjusted to enable the investor to increase the conversion ratio so that it would obtain a total ordinary share interest in Shanda BVI of up to 40.0% on an as-converted basis, depending on the degree to which the performance goals were met. The Series A-1 Preferred Shares were convertible into ordinary shares on a 1:1 basis, and such conversion ratio was not subject to any contingent terms.

     In addition, as part of the February Issuance, the preferred shareholder received a warrant to purchase an additional 5,074,082 Series A Preferred Shares at an exercise price of $1.9708 per share. Under the terms of the February Purchase Agreement, the warrant would have expired upon the earlier of (i) March 4, 2007, (ii) the consummation of an initial public offering meeting minimum conditions as to offering proceeds to the Group and market capitalization, or
(iii) the redemption of all of the issued and outstanding Series A and Series A-1 Preferred Shares. The estimated fair value of the warrant was determined to be RMB3.6 million using the Black-Scholes valuation method.

     Total consideration paid by the investor for the February Issuance was US$33 million, which was allocated between the estimated fair value of the warrant and the Series A and Series A-1 Preferred Shares.

     In August 2003, Shanda BVI increased its authorized preferred shares to 30,060,100 and entered into an additional securities purchase agreement ("August Purchase Agreement") with the same investor, whereby the investor acquired from Shanda BVI shareholders 5,323,952 ordinary shares for US$7 million. Immediately following the sale of the ordinary shares and pursuant to the August Purchase Agreement, Shanda BVI issued Series A Convertible Preferred Shares to the investor in exchange for the ordinary shares purchased from Shanda BVI shareholders on a 1:1 basis. The US$7 million (RMB57.9 million) was recognized as a deemed dividend to the ordinary

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

shareholders. The subsequent issuance of Series A Preferred Shares is referred to as the "August Issuance".

     In addition to the US$7 million cash consideration, as part of the August Issuance, the investor agreed to cancel the warrant issued in connection with the February Issuance and to waive the right to adjust the conversion ratio of the Series A Preferred Shares.

     All of the Series A Preferred Shares and the Series A-1 Preferred Shares issued are collectively referred to as the "Preferred Shares" of the Company. While the Series A Preferred Shares and the Series A-1 Preferred Shares are legally distinct securities, they have essentially the same features with the exception of their stated issuance price. Accordingly, the Preferred Shares are presented in aggregate on the Consolidated Balance Sheets and the related accretion charges are presented in aggregate on the Consolidated Statements of Operations and Comprehensive Income.

     The holders of Preferred Shares have various rights and preferences as follows:

Voting

     Each holder of Preferred Shares will be entitled to exercise voting rights, with respect to all matters submitted to a vote of the ordinary shareholders, equal to the voting rights of the ordinary shares issuable upon conversion of the Preferred Shares at a ratio of 1:1.

Dividends

     The holders of the Preferred Shares shall be entitled to receive, when and as declared, a cumulative dividend per share at a rate equal to the 6% of the Preferred Shares' stated issuance price of US$1.5160, US$1.3148 and US$0.6064 for the February Series A Preferred Shares, August Series A Preferred Shares and the Series A-1 Preferred Shares, respectively, per annum, prior to and in preference to the ordinary shareholders.

Liquidation

     In the event of any liquidation, dissolution or winding up of the Company, or a return of capital (other than upon conversion, redemption or repurchase of shares or with respect to a dividend), whether voluntary or not, or a sale of all or substantially all of the assets or of a majority of the capital stock of the Company, or a consolidation, corporate reorganization or merger of the Company as a result of which the shareholders of the Company prior to such event will no longer hold a majority of the issued and outstanding ordinary shares of the Company or surviving entity after such event, the holders of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares or any other class or series of shares of the Company, an amount equal to 150% of the stated issuance price per share of US$1.5160, US$1.3148 and US$0.6064 for the February Series A Preferred Shares, August Series A Preferred Shares and the Series A-1 Preferred Shares, respectively, plus declared but unpaid dividends. If the assets and funds available to be distributed among the holders of the Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Shares according to the number of Preferred Shares owned by such holders.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

Conversion

     Each Preferred Share is convertible into one ordinary share at the option of the holders of the Preferred Shares.

     Each Preferred Share automatically converts into one ordinary share, upon the closing of the Company's first firm commitment, underwritten public offering and listing of the ordinary shares of the Company on an internationally recognized stock exchange or the NASDAQ National Market with the aggregate gross proceeds to the Company or to the preferred shareholders in excess of US$100,000,000 and a total market capitalization of the Company of not less than US$500,000,000.

     No beneficial conversion feature charge was recognized in connection with the February Issuance as the estimated fair value of the ordinary share was less than the effective conversion price of each class of preferred shares based upon the allocation of the proceeds received on the commitment date.

     No beneficial conversion feature charge was recognized for the August Issuance as the consideration surrendered by the investor, including the cancellation of the warrants and the forfeiture of the right to adjust the conversion ratio of the Series A Preferred Shares, was in excess of the estimated fair value of the ordinary shares on the commitment date.

Redemption

     At any time on or after the fourth anniversary date on which Preferred Share was first allotted and issued, the Company would have been required, at the election of the holders of the Preferred Shares, to redeem all or part of the Preferred Shares. The redemption price was equal to 150% of the stated issuance price of US$1.5160, US$1.3148 and US$0.6064 for the February Series A Preferred Shares, August Series A Preferred Shares and the Series A-1 Preferred Shares, respectively.

     Accordingly, the carrying value of the respective series of Preferred Shares was being accreted to their redemption value through charges to retained earnings based on the interest method over a four-year period from the date of issuance.

     In November 2003, the preferred shareholder forfeited its redemption rights for no consideration in anticipation of the public offering of the Company's ordinary shares. As a result, no accretion charge will be recognized for any period after the date on which the redemption right was waived.

11.  SHAREHOLDERS' EQUITY

     Upon incorporation, Shanda BVI issued 50,000 ordinary shares at a par value of US$1.00 per share. In March 2003, the Shanda BVI split its ordinary share at a ratio of 1:100 resulting in 5,000,000 ordinary shares outstanding with a par value of US$0.01 per share. The share split has been reflected as if it occurred upon incorporation of Shanda BVI. Subsequent to the share split and prior to the Reorganization as described in Note 1, Shanda BVI issued an additional 95,000,000 ordinary shares at par value. In November 2003, a special dividend of RMB8,277,000 (US$1,000,000) was distributed by the Company to its ordinary shareholders and the amount was immediately used to settle the promissory notes, recorded as subscription receivables, owed by the ordinary shareholders to Shanda BVI. Upon the Reorganization, paid in capital of the VIE subsidiaries recognized as Group equity was transferred to represent the Group's additional paid-in capital.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

     During the year ended December 31, 2003, as a result of regulatory requirements, a dividend of RMB10,625,000 was distributed to the equity owners and the amount, net of income taxes paid by Shanda BVI on behalf of the equity owners, was immediately used to reinvest into Shanda Networking.

12.  STOCK OPTION PLAN

     On March 31, 2003, Shanda BVI authorized a share option plan (the "2003 Stock Incentive Plan") that provides for the issuance of options to purchase up to 13,309,880 ordinary shares. Under the 2003 Stock Incentive Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda BVI and/or its subsidiaries (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company's ordinary shares, equals to the excess of the fair market value of the Company's ordinary shares, or (iii) other types of compensation based on the performance of the Company's ordinary shares. These awards vest over a three year period, with 25% of the options to vest immediately upon granting, and an additional 25% to vest on each of the first, second and third anniversaries of the date of grant. On March 31, 2003, Shanda BVI granted options to purchase 7,320,434 ordinary shares under the 2003 Share Incentive Plan at an exercise price of US$1.5160 per share. On December 18, 2003, the Company granted additional options to purchase 1,537,365 ordinary shares to certain executive officers under the 2003 Stock Incentive Plan at an exercise price of US$1.5160. The options can be exercised within 10 years from date of grant. The exercise price for the share options granted on December 18, 2003 was not determined based on the fair value of the Company's ordinary shares. Accordingly, compensation expense will be recognized over vesting terms of the options based on the difference between the estimated fair value of the Company's ordinary shares and the exercise price of the options granted. The estimated fair value of the Company's ordinary shares was determined with reference to the Company's expected initial public offering price. The total share-based compensation expense of RMB69,730,490 relating to the options granted on December 18, 2003 will be recognized based on the vesting terms. Accordingly, share-based compensation expense of RMB18,158,982 was recognized for 2003.

     Following the Share Swap, pursuant to the share purchase agreement, Shanda Interactive has undertaken to assume all obligations for share options, whether vested or unvested, previously granted by Shanda BVI subject to the same terms and conditions as the 2003 Stock Incentive Plan as adopted by Shanda BVI.

     The following table summarizes the Company's share option activity as of and for the year ended December 31:

                                                                 2003
                                                              -----------
Outstanding at beginning of year............................          --
  Granted...................................................   8,857,799
  Exercised.................................................          --
  Forfeited.................................................          --
                                                              ----------
Outstanding at end of year..................................   8,857,799
                                                              ==========
Vested and exercisable at end of year.......................   2,214,450
                                                              ==========

     If compensation cost for the Company's share-based compensation plan had been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

SFAS No. 123, the Company's unaudited pro forma net income attributable to ordinary shareholders during the year ended December 31, 2003 would have been RMB222,549,769 (Note 2r). The fair value of the share options, as defined by SFAS No. 123 for non-public entities, granted on March 31, 2003 and December 18, 2003 were RMB2.91 (US$0.35) and RMB48.28 (US$5.83), respectively (Note 2r).

13.  EMPLOYEE BENEFITS

     The full-time employees of the Company's subsidiary and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB401,074, RMB1,418,190 and RMB5,386,296 for the years ended December 31, 2001, 2002 and 2003, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

14.  RELATED PARTY TRANSACTIONS

     During the years ended December 31, significant related party transactions were as follows:

                                                              2001      2002        2003
                                                              ----   ----------   ---------
                                                              RMB       RMB          RMB
Sales of pre-paid game cards to a related party.............  --     13,992,532   8,884,600
Purchase of software from a related party...................  --      2,070,460          --
Gain from disposal of a VIE subsidiary......................  --             --     590,000
Technical service fees from minority shareholders of VIE
  subsidiaries..............................................  --             --   1,820,000
                                                               ==    ==========   =========

     During the years ended December 31, 2002 and 2003, the Group sold certain pre-paid game cards to a related company owned by an immediate family member of Tianqiao Chen and Danian Chen. The sales transactions were not based on any written agreements and the Company has received full payment in cash. In September 2003, the Group sold its entire ownership interest in Stamedotcom (Note 4) to Heng Kang and Shanghai Yixi Information Technology Co., Ltd., both related parties, for cash consideration of RMB1,593,000. As a result, a disposal gain of RMB590,000 was recognized as investment income.

     As of December 31, 2001, 2002, and 2003, the Group has amounts due from related parties mainly arising from advances made to an immediate family member of Tianqiao Chen and Danian Chen, a company controlled by an immediate family member of Tianqiao Chen and Danian Chen and certain minority shareholders of VIE subsidiaries, in the amount of RMB500,000, RMB750,000 and RMB2,864,691, respectively.

     All amounts due from related parties are unsecured, interest-free and have no definite terms.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

15.  EARNINGS PER SHARE

     Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 for the years ended December 31 as follows:

                                                         2001          2002          2003
                                                      -----------   -----------   -----------
                                                          RMB           RMB           RMB
NUMERATOR:
Income (loss) before extraordinary gain.............   (1,279,952)  139,287,530   231,706,063
                                                      ===========   ===========   ===========
Extraordinary gain arising from acquisition of a
  company...........................................    4,515,512            --            --
Net income attributable to ordinary shareholders....    3,235,560   139,287,530   231,706,063
                                                      -----------   -----------   -----------
Effect of dilutive securities:
  Accretion for Series A and Series A-1
  Preferred Shares..................................           --            --    24,962,571
  Cumulative dividends to holders of Preferred
     Shares.........................................           --            --    16,181,535
                                                      -----------   -----------   -----------
Numerator for diluted earnings (loss) per share
  before extraordinary gain.........................   (1,279,952)  139,287,530   272,850,169
                                                      ===========   ===========   ===========
Numerator for diluted earnings per share............    3,235,560   139,287,530   272,850,169
                                                      ===========   ===========   ===========
DENOMINATOR:
Denominator for basic earnings per share --
  weighted-average ordinary shares outstanding......  100,000,000   100,000,000    93,246,726
Dilutive effect of Series A and A-1 Preferred
  Shares............................................           --            --    30,060,100
Dilutive effect of share options....................           --            --     3,079,231
                                                      -----------   -----------   -----------
Denominator for diluted earnings per share..........  100,000,000   100,000,000   126,386,057
                                                      ===========   ===========   ===========
Basic earnings (loss) per share before extraordinary
  gain..............................................        (0.01)         1.39          2.48
Effect of extraordinary gain........................         0.04            --            --
                                                      -----------   -----------   -----------
Basic earnings per share............................         0.03          1.39          2.48
                                                      ===========   ===========   ===========
Diluted earnings (loss) per share before
  extraordinary gain................................        (0.01)         1.39          2.16
Effect of extraordinary gain........................         0.04            --            --
                                                      -----------   -----------   -----------
Diluted earnings per share..........................         0.03          1.39          2.16
                                                      ===========   ===========   ===========

     There were no potentially dilutive securities that were not included in the computation of earnings per share because of their anti-dilutive effects.

16.  UNAUDITED PRO FORMA BALANCE SHEET FOR AUTOMATIC CONVERSION

     Each Preferred Share will automatically convert into one ordinary share at a 1:1 conversion ratio upon the closing of the Company's first firm commitment, underwritten public offering and listing of the ordinary shares of the Company on an internationally recognized stock exchange or the NASDAQ National Market with the aggregate gross proceeds to the Company or to the holders of

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

Preferred Shares in excess of US$100,000,000 and a total market capitalization of the Company of not less than US$500,000,000. The unaudited pro forma balance sheet as of December 31, 2003 presents as adjusted financial position as if conversion of the Preferred Shares into ordinary shares occurred as of December 31, 2003.

17.  CERTAIN RISKS AND CONCENTRATIONS

     Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, loan and interest receivable, due from related parties and prepayments and other current assets. As of December 31, 2001, 2002 and 2003, substantially all of the Group's cash and cash equivalents, short-term investments and marketable securities were held by major financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality.

     In addition, 85.2%, 100.0% and 88.6% of the Group's revenues for the years ended December 31, 2001, 2002 and 2003, respectively, was derived from a single online game.

     No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2001, 2002 and 2003.

18.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

     The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2003 are as follows:

                                                          OFFICE     COMPUTER
                                                         PREMISES    EQUIPMENT     TOTAL
                                                        ----------   ---------   ----------
                                                           RMB          RMB         RMB
2004..................................................   7,321,479   4,088,500   11,409,979
2005..................................................  10,024,094    263,500    10,287,594
2006..................................................   9,594,432         --     9,594,432
2007..................................................          --         --            --
                                                        ----------   ---------   ----------
2008..................................................  26,940,005   4,352,000   31,292,005
                                                        ==========   =========   ==========

     As of December 31, 2003, the Group has certain operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual number of users of the leased assets. The rental expenses under these operating leases amounted to RMB172,767, RMB11,443,736 and RMB24,969,406 during the years ended December 31, 2001, 2002 and 2003, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.

     Total rental expenses were RMB1,444,060, RMB20,227,447 and RMB47,685,923 during the years ended December 31, 2001, 2002 and 2003, respectively, and were charged to the statements of operations and comprehensive income when incurred.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

Capital commitments

a. Capital commitments for purchase of property, equipment and software as of December 31, 2003 was RMB25,926,558.

b. In December 2003, the Group formed Shanda Zona Limited in the British Virgin Islands and Shanda Zona, LLC in Delaware to acquire substantially all of the game development assets of Zona Inc. ("Zona"), a software development company incorporated in the United States that is engaged in the development and provision of server infrastructure platforms to online game developers and operators. In January 2004, the Company acquired substantially all of the game development assets for US$500,000. In addition, the Company has agreed to pay up to an additional US$1.5 million if other conditions are met during the next year.

Contingencies

     The Group accounts for loss contingencies in accordance with SFAS 5, Accounting for Loss Contingencies, and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.

a. PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly Shengqu is considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Shanda Networking, which is wholly owned by Tianqiao Chen and Danian Chen, both of whom are PRC citizens. Shanda Networking holds the licenses and approvals that are required to operate the online games business and Shengqu owns the substantial majority of the physical assets required to operate the online games business. Shengqu has entered into a series of contractual arrangements with Shanda Networking, pursuant to which Shengqu provides Shanda Networking with services, software licenses and equipment in exchange for fees, and Shengqu undertakes to provide financial support to Shanda Networking to the extent necessary for its operations. In addition, Shengqu has entered into agreements with Shanda Networking and its shareholders that provide it with the substantial ability to control Shanda Networking. In the opinion of management and the Company's PRC legal counsel, (i) the ownership structure of the Company, Shengqu and Shanda Networking are in compliance with existing PRC laws and regulations;
    (ii) the contractual arrangements with Shanda Networking and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group's business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Shanda Networking were found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with Shanda Networking is remote.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

b. The Group is currently involved in an arbitration with the developer and the co-licensor of its primary online game over licensing rights with respect to its primary online game. The Group entered into a settlement agreement and an amendment agreement with the co-licensor on August 19, 2003 pursuant to which the parties agreed to discontinue the arbitration. However, the developer has objected to the Group's request for discontinuation of the arbitration and has filed counterclaims against the Group and cross-claims against the co-licensor. Among other things, the developer has requested an injunction against the Group's use of its primary online game and payment of royalty fees and unspecified damages. In the opinion of management, it is reasonably possible that the Group could incur a loss with respect to this arbitration, whether through reaching a final determination on the merits or through settlement. At this point in time, however, it is not possible to estimate the range of such loss. Accordingly, no provision has been made as of December 31, 2003.

c. On October 8, 2003, the developer of the Group's primary online game filed claims against the Group in the Beijing First Intermediate People's Court (the "Beijing Court") with respect to the Group's development and operation of a new online game. The developer has alleged, among other things, that the online game which was developed by the Group internally copied certain elements of games owned by the developer, thereby infringing upon the copyrights of these games. In addition, the developer has alleged that the operation of the Group's internally developed online game violates the PRC Anti-Unfair Competition Law. The developer has requested that the Beijing Court order the Group to stop operation of its game and to pay the developer's legal fees and related costs incurred in connection with this litigation. The developer has not made any claim for damages against the Group. In the opinion of management, it is reasonably possible that the Group could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. At this point in time, however, it is not possible to estimate the range of such loss. Accordingly, no provision has been made as of December 31, 2003.

d. The Group received a letter from china.com, dated December 18, 2003, which was re-sent on January 15, 2004. China.com was the Group's joint venture partner in Stamedotcom until September 2001. In the letter, china.com alleges, without specificity that Shanda Networking and Tianqiao Chen breached their contracts with, and other duties owed to, china.com. and that it is owed US$3 million, which is the amount of its original investment in Stamedotcom, and an unspecified portion of the Group's profits as a result of these breaches. In the letter, China.com threatened to bring legal proceedings against the Group and Tianqiao Chen if they did not respond to the letter within 7 days. Neither the Group nor Tianqiao Chen responded and there has been no further correspondence received from china.com. If china.com should commence legal proceedings against the Group and Tianqiao Chen, the Group will vigorously defend against the claims. In the opinion of management, the likelihood of loss in respect of this matter is remote.

19.  RESTRICTED NET ASSETS

     As a result of PRC laws and regulations that limit foreign ownership, the Company's VIE subsidiaries are restricted from transferring their net assets to the Company either in the form of dividends, loans, or advances. The Company has substantial ability to control these VIE subsidiaries, which are wholly-owned by Tianqiao Chen and Danian Chen through various agreements as described in Note 2b, and is able to utilize the net assets, including the cash balances, for its normal operations. However, it may not be able to transfer the net assets of the VIEs as of December 31, 2003. As of December 31, 2003, the retained earnings in the Company's VIE subsidiaries was

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

               (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

RMB182,545,310 and the amount of restricted net assets, consisting primarily of cash balances of RMB366,639,855, was RMB202,629,552.

20.  SUBSEQUENT EVENTS

a. In January 2004, Shanda Networking acquired 35% equity interest in Beijing Digital Red Software Application Technology Co., Ltd., a company incorporated in the PRC that is engaged in the development and licensing of wireless game products. The total cash consideration to be paid for the acquisition is RMB6 million.

b. On March 5, 2004, a special cash dividend of US$23,237,712 (equivalent to RMB192,331,571) was declared by the Company to its holders of ordinary shares and preferred shares in proportion to their respective share ownership, on an as-converted basis, which is approximately 74.9% and 25.1%, respectively.

c. Subsequent to December 31, 2003, through March 5, 2004, the Company has issued additional options to purchase 2,768,455 ordinary shares, at an exercise price that will be equal to the offering price per ordinary share in this offering, under the 2003 Share Incentive Plan to certain officers of the Company.

           ---------------------------------------------------------
           ---------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE ADSS OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF THIS DATE.

                             ----------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Conventions Which Apply to this
  Prospectus...............................    2
Prospectus Summary.........................    3
Risk Factors...............................   11
Forward-Looking Statements.................   28
Our Corporate Structure....................   29
Use of Proceeds............................   33
Dividend Policy............................   35
Capitalization.............................   36
Dilution...................................   38
Exchange Rate Information..................   40
Selected Consolidated Financial Data.......   41
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   44
Our Industry...............................   67
Business...................................   73
Regulation.................................   96
Management.................................   99
Principal and Selling Shareholders.........  105
Related Party Transactions.................  107
Description of Share Capital...............  112
Description of American Depositary
  Shares...................................  124
Shares Eligible for Future Sale............  131
Taxation...................................  133
Underwriting...............................  138
Enforcement of Civil Liabilities...........  142
Validity of the Securities.................  143
Experts....................................  143
Where You Can Find Additional
  Information..............................  144
Index to Consolidated Financial
  Statements...............................  F-1

                             ----------------------
    Through and including          , 2004 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

           ---------------------------------------------------------
           ---------------------------------------------------------
           ---------------------------------------------------------
           ---------------------------------------------------------
                               SHANDA INTERACTIVE
                             ENTERTAINMENT LIMITED
                           American Depositary Shares
                                  Representing
                                Ordinary Shares
                             ----------------------
                                     [LOGO]
                             ----------------------
                          GOLDMAN SACHS (ASIA) L.L.C.
                       Representative of the Underwriters
           ---------------------------------------------------------
           ---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The registrant's articles of association provide for indemnification of directors and officers for actions, costs, charges, losses, damages and expenses incurred in their capacities as such, except that such indemnification does not extend to any matter in respect of any fraud or dishonesty that may attach to any of them.

     Pursuant to the form of Indemnification Agreement filed as Exhibit 10.31 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer.

     Pursuant to the Purchase Option and Cooperation Agreement filed as Exhibit
10.2 to this registration statement, Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, the registrant's wholly owned subsidiary, has agreed to indemnify Tianqiao Chen, the registrant's chairman of board of directors and chief executive officer, and Danian Chen, the registrant's director and senior vice president, to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with Shengqu.

ITEM 7.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the registrant has issued and sold the securities listed below without registering the securities under Securities Act of 1933, as amended (the "Securities Act"). None of these transactions involved any underwriters' underwriting discounts or commissions, or any public offering. The registrant believes that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D, Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

     (i) In September 2002, Shanda Holdings Limited (formerly known as Spirit High Ventures Ltd.), the registrant's wholly-owned subsidiary ("Shanda BVI"), issued and sold (A) 20,000 ordinary shares, par value US$1.00 per share, at a price of US$1.00 per share to Tianqiao Chen , which shares were later transferred to Shanda Media Limited (formerly known as Twin Luck Ventures Ltd.), an entity solely owned by Tianqiao Chen ("Shanda Media"); (B) 15,000 ordinary shares, par value US$1.00 per share, at a price of US$1.00 per share to Qianqian Luo, Tianqiao Chen's wife and the registrant's director, which shares were later transferred to Shanda Media; and (C) 15,000 ordinary shares, par value US$1.00 per share, at a price of US$1.00 per share to Danian Chen, which shares were later transferred to Shanda Investment International Limited (formerly known as Luck Joy Ventures Ltd.), an entity solely owned by Danian Chen ("Shanda International").

     (ii) In March 2003, Shanda BVI issued (A) 66,500,000 ordinary shares, par value US$0.01 per share, at a price of US$0.01 per share to Shanda Media; and
(B) 28,500,000 ordinary shares, par value US$0.01 per share, at a price of US$0.01 per share to Shanda International.

     (iii) In March 2003, Shanda BVI issued and sold (A) 19,788,918 Series A convertible preferred shares, par value US$0.01 per share, at a price of $1.516 per share to SB Asia Infrastructure Fund L.P. ("SAIF"); (B) 4,947,230 Series A-1 convertible preferred shares, par value US$0.01 per share, to SAIF in exchange for the same number of ordinary shares, par value US$0.01 per share, which ordinary shares were sold to SAIF by Shanda Media and Shanda International at a price of US$0.6064 per share; and (C) to SAIF a warrant to purchase 5,074,082 Series A convertible preferred shares, par value US$0.01 per share, at an exercise price of US$1.9708 per share, which warrant was later cancelled.

     (iv) In August 2003, Shanda BVI agreed to issue and sell to SAIF 5,323,952 Series A convertible preferred shares, par value US$0.01 per share, in exchange for the same number of ordinary shares, par value US$0.01 per share, which ordinary shares were sold to SAIF by Shanda International at a price of US$1.3148 per share.

     (v) In connection with a shareholders' reorganization in preparation for this offering, in December 2003, the registrant issued (A) 66,536,939 ordinary shares to Shanda Media in exchange for the same number of ordinary shares of Shanda BVI held by Shanda Media; (B) 23,191,879 shares to Shanda International in exchange for the same number of ordinary shares of Shanda BVI held by Shanda International; (C) 25,112,870 Series A convertible preferred shares in exchange for the same number of Series A convertible preferred shares of Shanda BVI held by SAIF; and (D) 4,947,230 Series A-1 convertible preferred shares to SAIF in exchange for the same number of shares of Series A-1 convertible preferred shares of Shanda BVI held by SAIF.

ITEM 8.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.1(1)   Form of Underwriting Agreement
  2.1      Plan of Restructuring and Securities Purchase Agreement
           Among Shanghai Shanda Internet Development Co., Ltd., Shanda
           Holding Limited, Twin Luck Ventures Ltd., Luck Joy Ventures
           Ltd., Tianqiao Chen and Danian Chen dated January 29, 2003
  3.1(1)   Amended and Restated Memorandum and Articles of Association
           of the Registrant
  4.1(1)   Specimen Ordinary Share Certificate
  4.2      Shareholders Agreement of Shanda Interactive Entertainment
           Limited among Shanda Interactive Entertainment Limited,
           Shanghai Shanda Internet Development Co., Ltd., Shanda Media
           Limited, Shanda Investment International Limited, Tianqiao
           Chen, Danian Chen and SB Asia Infrastructure Fund L.P. dated
           December 19, 2003
  4.3      Share Purchase Agreement among Shanda Media Limited, Shanda
           Investment International Limited, SB Asia Infrastructure
           Fund L.P., Shanda Interactive Entertainment Limited and
           Shanda Holdings Limited dated December 19, 2003
  4.4(1)   Specimen of American Depositary Receipts
  4.5+     Form of Deposit Agreement
  5.1(1)   Opinion of Conyers Dill & Pearman, Cayman, Cayman Islands
           Counsel to the Registrant, regarding the validity of the
           ordinary shares being registered
  5.2(1)   Opinion of Grandall Legal Group (Shanghai), People's
           Republic of China Counsel to the Registrant, regarding the validity of the corporate structure of Shanghai Shanda
           Networking Co., Ltd. and the contractual arrangements among
           Shanghai Shanda Networking Co., Ltd., Shenqu Information
           Technology (Shanghai) Co., Ltd., Tianqiao Chen and Danian
           Chen
  5.3+     Opinion of Emmet, Marvin & Martin, LLP, Counsel to the
           Depositary, regarding validity of the American depositary
           receipts
  8.1(1)   Opinion of O'Melveny & Myers LLP, United States Counsel to
           the Registrant, regarding tax matters
  8.2(1)   Opinion of Conyers Dill & Pearman, Cayman, regarding Tax
           matters (included in Exhibit 5.1)
 10.1(1)   Employee Stock Option Plan and form of share option
           agreement
 10.2      Purchase Option and Cooperation Agreement among Shengqu
           Information Technology (Shanghai) Co., Ltd., Shanghai Shanda
           Networking Co., Ltd., Tianqiao Chen and Danian Chen dated
           December 30, 2003
 10.3      Share Pledge Agreement Among Tianqiao Chen, Danian Chen and
           Shengqu Information Technology (Shanghai) Co., Ltd dated
           December 30, 2003

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 10.4      Proxy from Tianqiao Chen to Haibin Qu dated December 30,
           2003
 10.5      Proxy from Danian Chen to Qunzhao Tan dated December 30,
           2003
 10.6      Asset Transfer Agreement between Shanghai Shanda Networking
           Co., Ltd. and Shengqu Information Technology (Shanghai) Co.,
           Ltd. dated February 18, 2003 and its Amendment and
           Supplemental Agreements dated February 25, 2003, June 20,
           2003 and December 18, 2003, respectively
 10.7      Equipment Transfer Agreement between Shanghai Shanda
           Networking Co., Ltd. and Shengqu Information Technology
           (Shanghai) Co., Ltd. dated June 20, 2003
 10.8      Amended and Restated Equipment Leasing Agreement between
           Shanghai Shanda Networking Co., Ltd. and Shengqu Information
           Technology (Shanghai) Co., Ltd. dated December 9, 2003
 10.9      Amended and Restated Technical Support Agreement between
           Shanghai Shanda Networking Co., Ltd. and Shengqu Information
           Technology (Shanghai) Co., Ltd. dated December 9, 2003
 10.10     Amended and Restated Strategic Consulting Service Agreement
           between Shanghai Shanda Networking Co., Ltd. and Shengqu
           Information Technology (Shanghai) Co., Ltd. dated December
           9, 2003
 10.11     Amended and Restated Billing Technology License Agreement
           between Shanghai Shanda Networking Co., Ltd. and Shengqu
           Information Technology (Shanghai) Co., Ltd. dated December
           9, 2003
 10.12     Amended and Restated Online Game Software Sales and License
           Agreement between Shanghai Shanda Networking Co., Ltd. and
           Shengqu Information Technology (Shanghai) Co., Ltd. with
           respect to the Woool V1.5 dated December 9, 2003
 10.13     Software Licensing Agreement between Shanghai Shanda
           Networking Co., Ltd. and Shengqu Information Technology
           (Shanghai) Co., Ltd. with respect to Shanda Xintianyou 1.0 dated December 9, 2003
 10.14     Software Licensing Agreement between Shanghai Shanda
           Networking Co., Ltd. and Shengqu Information Technology
           (Shanghai) Co., Ltd. with respect to the keep-in-touch
           software dated December 9, 2003
 10.15     Software Licensing Agreement between Shanghai Shanda
           Networking Co., Ltd. and Shengqu Information Technology
           (Shanghai) Co., Ltd. with respect to the E-sales System 2.0
           Software dated December 9, 2003
 10.16     Sample of Provincial General Distribution and City-level
           Distribution Agreement
 10.17*    Software Licensing Agreement among Shanghai Shanda Internet
           Development Co., Ltd. and Actoz Soft Co., Ltd., Shanghai
           Pudong New Area Imp. & Exp. Corp. dated June 29, 2001
 10.18     Supplemental Agreement among Shanghai Shanda Internet
           Development Co., Ltd., Actoz Soft Co., Ltd. and Wemade
           Entertainment Co., Ltd. dated July 14, 2002
 10.19     Lease Agreement between Shanghai Shanda Internet Development
           Co., Ltd. and Shanghai Chengda Investment Development Co.,
           Ltd. dated April 15, 2002 for offices located at 21F and
           22F, Huarong Plaza, No. 1271-1289, South Pudong Road,
           Pudong, Shanghai, PRC
 10.20     Pre-lease Agreement between Shengqu Information Technology
           (Shanghai) Co., Ltd. and Shanghai Zhangjiang
           Micro-electronic Harbor Co., Ltd. dated August 29, 2003 for offices located at Block 1, No. 690, Bibo Road, Zhangjiang
           High-Tech Park, Shanghai, PRC
 10.21     Articles of Association of Shengqu Information Technology
           (Shanghai) Co., Ltd.
 10.22*    Settlement Agreement between Shanghai Shanda Internet
           Development Co., Ltd and Actoz Soft Co., Ltd. dated August
           19, 2003
 10.23*    Amendment Agreement among Shanghai Shanda Internet
           Development Co., Ltd, Actoz Soft Co., Ltd and Shengqu
           Information Technology (Shanghai) Co., Ltd. dated August 19,
           2003
 10.24     Form of Indemnification Agreement
 10.25     Form of Employment Contract of Shengqu Information
           Technology (Shanghai) Co., Ltd.
 21.1      List of Subsidiaries

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 23.1      Consent of PricewaterhouseCoopers
 23.2      Consent of Grandall Legal Group (Shanghai) (included in
           Exhibit 5.2)
 23.3      Consent of Conyers Dill & Pearman, Cayman (included in
           Exhibit 5.1)
 23.4      Consent of O'Melveny & Myers LLP (included in Exhibit 8.1)
 23.5      Consent of Beijing East IP Law Firm
 23.6      Consent of Allen & Gledhill
 24.1      Powers of Attorney (included in signature pages in Part II of this Registration Statement)

---------------

(1) To be filed by amendment.

 +  Incorporated by reference to the Registration Statement on Form F-6 (File
    No. 333-    ) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.

 *  Confidential treatment requested.

(b) Financial Statement Schedules

     All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

ITEM 9.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China on April 2, 2004.

                                          SHANDA INTERACTIVE ENTERTAINMENT
                                          LIMITED

                                          By:        /s/ TIANQIAO CHEN
                                            ------------------------------------
                                              Name: Tianqiao Chen
                                              Title: Chairman and Chief
                                              Executive Officer

     Each of the undersigned officers and directors of Shanda Interactive Entertainment Limited hereby severally constitutes and appoints Tianqiao Chen and Danian Chen, and each of them singly, the true and lawful attorney with full power to them, and each of them singly, to sign for the undersigned and in his or her name in the capacities indicated below, any and all amendments, including post-effective amendments, to this Registration Statement, and generally to do all such things in the undersigned's name and behalf in such capacities to enable Shanda Interactive Entertainment Limited to comply with the applicable provisions of the Securities Act of 1933, as amended, and all rules and regulation thereunder, and all requirements of the Securities and Exchange Commission, and each of the undersigned hereby ratifies and confirms all that said attorneys or any of them shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities indicated on April 2, 2004.

              SIGNATURE                                       CAPACITY
              ---------                                       --------

              /s/ TIANQIAO CHEN                 Chairman and Chief Executive Officer
--------------------------------------             (principal executive officer)
            Tianqiao Chen


               /s/ DANIAN CHEN                   Director and Senior Vice President
--------------------------------------
             Danian Chen


               /s/ QIANQIAN LUO                               Director
--------------------------------------
             Qianqian Luo


              /s/ ANDREW Y. YAN                               Director
--------------------------------------
            Andrew Y. Yan

              SIGNATURE                                       CAPACITY
              ---------                                       --------

               /s/ HONGLIANG LU                               Director
--------------------------------------
             Hongliang Lu


                /s/ RUIGANG LI                                Director
--------------------------------------
              Ruigang Li


              /s/ W. MARK EVANS                               Director
--------------------------------------
            W. Mark Evans


                /s/ SHUJUN LI                Vice President and Chief Financial Officer
--------------------------------------             (principal financial officer)
              Shujun Li


               /s/ SAMMY CHENG                          Financial Controller
--------------------------------------             (principal accounting officer)
             Sammy Cheng

          SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

     Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Shanda Interactive Entertainment Limited, has signed this registration statement or amendment thereto in Newark, Delaware, on April 2, 2004.

                                          PUGLISI & ASSOCIATES

                                          By:      /s/ DONALD J. PUGLISI
                                            ------------------------------------
                                              Name: Donald J. Puglisi
                                              Title: Managing Director

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1(1)   Form of Underwriting Agreement
 2.1      Plan of Restructuring and Securities Purchase Agreement
          Among Shanghai Shanda Internet Development Co., Ltd., Shanda
          Holding Limited, Twin Luck Ventures Ltd., Luck Joy Ventures
          Ltd., Tianqiao Chen and Danian Chen dated January 29, 2003
 3.1(1)   Amended and Restated Memorandum and Articles of Association
          of Shanda Interactive Entertainment Limited
 4.1(1)   Specimen Ordinary Share Certificate
 4.2      Shareholders Agreement of Shanda Interactive Entertainment
          Limited among Shanda Interactive Entertainment Limited,
          Shanghai Shanda Internet Development Co., Ltd., Shanda Media
          Limited, Shanda Investment International Limited, Tianqiao
          Chen, Danian Chen and SB Asia Infrastructure Fund L.P. dated
          December 19, 2003
 4.3      Share Purchase Agreement among Shanda Media Limited, Shanda
          Investment International Limited, SB Asia Infrastructure
          Fund L.P., Shanda Interactive Entertainment Limited and
          Shanda Holdings Limited dated December 19, 2003
 4.4(1)   Specimen of American Depositary Receipts
 4.5+     Form of Deposit Agreement
 5.1(1)   Opinion of Conyers Dill & Pearman, Cayman, Cayman Islands
          Counsel to the Registrant, regarding the validity of the
          ordinary shares being registered
 5.2(1)   Opinion of Grandall Legal Group (Shanghai), People's
          Republic of China Counsel to the Registrant, regarding the validity of the corporate structure of Shanghai Shanda
          Networking Co., Ltd. and the contractual arrangements among
          Shanghai Shanda Networking Co., Ltd., Shenqu Information
          Technology (Shanghai) Co., Ltd., Tianqiao Chen and Danian
          Chen
 5.3+     Opinion of Emmet, Marvin & Martin, LLP, Counsel to the
          Depositary, regarding validity of the American depositary
          receipts
 8.1(1)   Opinion of O'Melveny & Myers LLP, United States Counsel to
          the Registrant, regarding tax matters
 8.2(1)   Opinion of Conyers Dill & Pearman, Cayman, regarding Tax
          matters (included in Exhibit 5.1)
10.1(1)   Employee Stock Option Plan and form of share option
          agreement
10.2      Purchase Option and Cooperation Agreement among Shengqu
          Information Technology (Shanghai) Co., Ltd., Shanghai Shanda
          Networking Co., Ltd., Tianqiao Chen and Danian Chen dated
          December 30, 2003
10.3      Share Pledge Agreement Among Tianqiao Chen, Danian Chen and
          Shengqu Information Technology (Shanghai) Co., Ltd dated
          December 30, 2003
10.4      Proxy from Tianqiao Chen to Haibin Qu dated December 30,
          2003
10.5      Proxy from Danian Chen to Qunzhao Tan dated December 30,
          2003
10.6      Asset Transfer Agreement between Shanghai Shanda Networking
          Co., Ltd. and Shengqu Information Technology (Shanghai) Co.,
          Ltd. dated February 18, 2003 and its Amendment and
          Supplemental Agreements dated February 25, 2003, June 20,
          2003 and December 18, 2003, respectively
10.7      Equipment Transfer Agreement between Shanghai Shanda
          Networking Co., Ltd. and Shengqu Information Technology
          (Shanghai) Co., Ltd. dated June 20, 2003
10.8      Amended and Restated Equipment Leasing Agreement between
          Shanghai Shanda Networking Co., Ltd. and Shengqu Information
          Technology (Shanghai) Co., Ltd. dated December 9, 2003
10.9      Amended and Restated Technical Support Agreement between
          Shanghai Shanda Networking Co., Ltd. and Shengqu Information
          Technology (Shanghai) Co., Ltd. dated December 9, 2003
10.10     Amended and Restated Strategic Consulting Service Agreement
          between Shanghai Shanda Networking Co., Ltd. and Shengqu
          Information Technology (Shanghai) Co., Ltd. dated December
          9, 2003

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.11     Amended and Restated Billing Technology License Agreement
          between Shanghai Shanda Networking Co., Ltd. and Shengqu
          Information Technology (Shanghai) Co., Ltd. dated December
          9, 2003
10.12     Amended and Restated Online Game Software Sales and License
          Agreement between Shanghai Shanda Networking Co., Ltd. and
          Shengqu Information Technology (Shanghai) Co., Ltd. with
          respect to the Woool V1.5 dated December 9, 2003
10.13     Software Licensing Agreement between Shanghai Shanda
          Networking Co., Ltd. and Shengqu Information Technology
          (Shanghai) Co., Ltd. with respect to Shanda Xintianyou 1.0 dated December 9, 2003
10.14     Software Licensing Agreement between Shanghai Shanda
          Networking Co., Ltd. and Shengqu Information Technology
          (Shanghai) Co., Ltd. with respect to the keep-in-touch
          software dated December 9, 2003
10.15     Software Licensing Agreement between Shanghai Shanda
          Networking Co., Ltd. and Shengqu Information Technology
          (Shanghai) Co., Ltd. with respect to the E-sales System 2.0
          Software dated December 9, 2003
10.16     Sample of Provincial General Distribution and City-level
          Distribution Agreement
10.17*    Software Licensing Agreement among Shanghai Shanda Internet
          Development Co., Ltd., Shanghai Pudong New Area Imp. & Exp.
          Corp. and Actoz Soft Co., Ltd. dated June 29, 2001
10.18     Supplemental Agreement among Shanghai Shanda Internet
          Development Co., Ltd., Actoz Soft Co., Ltd. and Wemade
          Entertainment Co., Ltd. dated July 14, 2002
10.19     Lease Agreement between Shanghai Shanda Internet Development
          Co., Ltd. and Shanghai Chengda Investment Development Co.,
          Ltd. dated April 15, 2002 for offices located at 21F and
          22F, Huarong Plaza, No. 1271-1289, South Pudong Road,
          Pudong, Shanghai, PRC
10.20     Pre-lease Agreement between Shengqu Information Technology
          (Shanghai) Co., Ltd. and Shanghai Zhangjiang
          Micro-electronic Harbor Co., Ltd. dated August 29, 2003 for offices located at Block 1, No. 690, Bibo Road, Zhangjiang
          High-Tech Park, Shanghai, PRC
10.21     Articles of Association of Shengqu Information Technology
          (Shanghai) Co., Ltd.
10.22*    Settlement Agreement between Shanghai Shanda Internet
          Development Co., Ltd and Actoz Soft Co., Ltd. dated August
          19, 2003
10.23*    Amendment Agreement among Shanghai Shanda Internet
          Development Co., Ltd, Actoz Soft Co., Ltd and Shengqu
          Information Technology (Shanghai) Co., Ltd. dated August 19,
          2003
10.24     Form of Indemnification Agreement
10.25     Form of Employment Contract of Shengqu Information
          Technology (Shanghai) Co., Ltd.
21.1      List of Subsidiaries
23.1      Consent of PricewaterhouseCoopers
23.2      Consent of Grandall Legal Group (Shanghai) (included in
          Exhibit 5.2)
23.3      Consent of Conyers Dill & Pearman, Cayman (included in
          Exhibit 5.1)
23.4      Consent of O'Melveny & Myers LLP (included in Exhibit 8.1)
23.5      Consent of Beijing East IP Law Firm
23.6      Consent of Allen & Gledhill
24.1      Powers of Attorney (included in signature pages in Part II of this Registration Statement)

---------------

(1) To be filed by amendment.

 +  Incorporated by reference to the Registration Statement on Form F-6 (File
    No. 333-    ) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.

 *  Confidential treatment requested.